09010574

WILLIAMS-SONOMA, INC.

2008 ANNUAL REPORT

Annual Meeting of Shareholders
May 22, 2009

LETTER TO SHAREHOLDERS

WILLIAMS-SONOMA, INC.

2008 ANNUAL REPORT

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A LETTER TO OUR SHAREHOLDERS

Fiscal 2008 was a year of unprecedented economic turmoil – which began with a dramatic downturn in the U.S. housing market and ended in a full-blown recession. While no industry was immune to the impact of these events, few were as negatively impacted as U.S. retailers – particularly in home-related categories. We, however, had acknowledged these events early on and worked aggressively all year to put ourselves in a position of financial strength as we entered 2009. As such, we focused on the aspects of our business we could control, and took decisive action to reduce costs and strengthen our balance sheet.

To reduce costs, we improved advertising productivity through the optimization of catalog circulation; implemented supply chain initiatives that lowered customer returns, replacements, and damages expenses; froze all management salaries; and completed an infrastructure cost reduction program that will reduce operating costs in fiscal 2009 by $75 million. As part of that program, we reduced corporate-wide full-time headcount by 18%, closed one of our three customer care centers, and eliminated 7% of our total distribution capacity.

To strengthen our balance sheet, we reduced our inventories by $121 million; successfully amended our unsecured $300 million revolving line of credit and $165 million unsecured letter of credit facilities; and sold non-revenue generating assets totaling $47 million. All of these initiatives allowed us to increase our cash balance in fiscal 2008 to $149 million, after returning over $50 million in dividends to our shareholders. We also plan to reduce our fiscal 2009 capital commitments – particularly in the area of new stores – by nearly $100 million, while still funding those initiatives that we believe are strategic to our long-term success.

Our Fiscal 2008 Financial Results

Net revenues in fiscal 2008 – a 52-week year versus 53 weeks in fiscal 2007 – declined 15% to $3.4 billion. Comparable store sales declined 17% and direct-to-customer revenues declined by 16%. Internet revenues – a component of direct-to-customer revenues – declined 6%. As the Internet is one of our key future growth vehicles, we were very encouraged by its performance in relation to the performance of our other channels. From an earnings perspective, diluted earnings per share declined 84% to $0.28. This decline was primarily driven by the 15% decline in net revenues, partially offset by the cost reduction initiatives discussed above. While these results in no way reflect a level of performance we are satisfied with, they do demonstrate the flexibility of our multi-channel business model and our organization's ability to drive rapid change in a down-trending economy.

The Performance of Our Brands

Net revenues in our core brands – including Williams-Sonoma, Pottery Barn, and Pottery Barn Kids – declined 17%. In our emerging brands – including West Elm, PBteen, and Williams-Sonoma Home – net revenues were relatively flat. Total retail leased square footage increased 7.1% – with the majority of the increase coming from 9 new stores in West Elm. In PBteen, our strongest performing brand, net revenues increased 3%. During the year, our focus was on the changing demands of our customer in an environment when uncertainty was at an all time high and consumer confidence at an all time low. These initiatives included greater product innovation, enhancements in the value proposition and the marketing behind it, and an increase in the relevancy of our direct-to-customer contact strategies.

Supply Chain Advancements

In our supply chain, we continued to make strategic advancements in worldwide sourcing, distribution, and domestic and international logistics. We also reached major milestones in our furniture quality initiatives, including the restructuring of our Asian furniture sourcing network, the expansion of our U.S. upholstered furniture operations, and the in-sourcing of six of our largest furniture delivery hubs. We believe that continuous improvement in this area will provide considerable competitive advantages for our brands long-term.

Next Generation Technology

In information technology, we continued our phased implementation of our new direct-to-customer order management system. This system is progressively improving operational efficiency in an area that we believe still has significant cost and inventory turn opportunity. We also implemented new functionality in our direct-to-customer marketing systems which is allowing us to significantly improve the relevancy of our direct marketing contacts and optimize our catalog response rates.

In e-commerce, we completed the roll out of our "next generation" platform to all brands, with the exception of West Elm, which will go live in fiscal 2009. We also began testing new functionality in the areas of "click-to-call," "product reviews," and "search" – which are currently increasing site traffic and conversion. Infrastructure was also a key area of investment this year, as we replaced our company-wide point-of-sale hardware and rolled out electronic signature and pin debit functionality to our stores.

The Year Ahead

As we look forward to 2009, we will be focusing on three key initiatives: optimizing our brand positioning and marketing strategies in a "reset" economy; improving profitability; and strengthening our balance sheet.

To optimize our brand positioning, we will continue to evolve our merchandise assortment and place a greater emphasis on capturing market share by enhancing our "value" proposition. We will also continue to drive superior customer service through an enriched store experience – including the rollout of individualized design services, expanded clienteling, and innovative in-store events. But despite these initiatives, we believe the ongoing impact of the macroeconomic environment could result in further net revenue declines in the range of 12% to 17% in fiscal 2009. To improve profitability, while our most significant initiative is the benefit from our $75 million infrastructure cost reduction program, we will also be realizing a significant benefit from the next phase of our catalog circulation optimization strategy and further benefits from our worldwide supply chain initiatives. Additionally, we expect to realize a 50 to 100 basis point improvement in our selling gross margin due to fewer markdowns and lower inventory levels. Including all of these cost initiatives, we expect fiscal 2009 diluted earnings per share to be in the range of a loss of $0.15 to a profit of $0.05. To strengthen our balance sheet, we will continue to optimize cash flow through aggressive inventory management, lower capital spending, and the re-negotiation of retail lease commitments, where possible.

Our Dividend

While we continue to recognize the challenges of the current economic environment, we remain confident in the flexibility of our multi-channel business model and our ability to generate cash flows in excess of the funding requirements necessary to grow and operate our business. As such, we remain committed to returning excess cash to our shareholders and have recently announced our intention to maintain our current quarterly cash dividend at $0.12 per share for the balance of the year for a total annual payout of approximately $51 million to the extent there are no significant changes in our business plan and our operating results are within the fiscal 2009 guidance ranges we have provided.

A Vision for the Future

As we look beyond the macro headwinds facing the home furnishings industry today, we are optimistic about our competitive positioning and our ability to generate long-term value for our shareholders. As unpredictable as our current economy may be, it is reassuring to know that some things stay the same. Since our founding in 1956, we have stayed true to our vision of "enhancing our customers' lives at home." Our customers enjoy living and entertaining in their homes, and as the economy improves, they will look to our brands as the authority for products that offer great style, quality, and value. It is our ability to change, respond, innovate and deliver for our customers and our shareholders that has enabled us to grow and prosper over the past 50 years and will continue to enable us to do so.

I would like to offer my sincere thanks to our associates, vendors and customers for their continuing dedication to our company. I would also like to thank you, our shareholders, for your continued support.

W. Howard Lester
Chairman of the Board of Directors and Chief Executive Officer



This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2009, which is part of this Annual Report to Shareholders, for important cautionary language regarding these statements.

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FORM 10-K

WILLIAMS-SONOMA, INC.

2008 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2009.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 001-14077

WILLIAMS-SONOMA, INC.

(Exact name of registrant as specified in its charter)

California	**94-2203880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA	**94109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value	New York Stock Exchange, Inc.
(Title of class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of August 3, 2008, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $1,701,990,000. It is assumed for purposes of this computation that an affiliate includes all persons as of August 3, 2008 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the registrant's Williams-Sonoma, Inc. Stock Fund.

As of March 27, 2009, 105,684,660 shares of the registrant's common stock were outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, have been incorporated in Part III hereof, and portions of our 2008 Annual Report to shareholders have been incorporated in Part II hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letter to shareholders contained in this Annual Report contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and operating results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation: any projections of earnings, revenues or financial items, including future comparable store sales, projected capital expenditures, the impact of new accounting pronouncements, and our quarterly and fiscal 2009 tax rates; statements related to enhancing shareholder value; statements related to the long-term growth potential of the PBteen brand; statements related to the plans, strategies, and objectives of management for future operations, including our key initiatives in fiscal 2009; statements related to optimizing our brand positioning, including evolving our merchandise assortment, placing a greater emphasis on price points and the value proposition, and making superior customer service our top priority; statements related to optimizing our marketing strategies, including continuing our catalog optimization strategy, shifting advertising dollars from catalog to e-commerce, and continuing to identify new opportunities to build brand awareness and customer engagement; statements relating to improving profitability, including our $75,000,000 cost reduction program, our plan to realize increased productivity from our catalog circulation optimization strategy, and an increase in our selling gross margin; statements related to strengthening our balance sheet, including optimizing cash flow through aggressive inventory management and lower capital spending; statements related to our plans regarding retail leased square footage, including the opening of new retail stores, the expansion or remodeling of additional stores, and the potential closing of stores; statements related to our use of available cash, including statements related to the payment of dividends; statements related to our compliance with our bank covenants; statements related to indemnifications under our agreements; statements related to legal proceedings; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED FEBRUARY 1, 2009

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The direct-to-customer segment of our business sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). The catalogs reach customers throughout the U.S., while the five retail concepts, as of February 1, 2009, operated 627 stores in 44 states, Washington, D.C., Canada and Puerto Rico.

Based on net revenues in fiscal 2008, retail net revenues accounted for 58.4% of our business and direct-to-customer net revenues accounted for 41.6% of our business. Based on their contribution to our net revenues in fiscal 2008, the core brands in both the retail and direct-to-customer channels are: Pottery Barn, which sells casual home furnishings; Williams-Sonoma, which sells cooking and entertaining essentials; and Pottery Barn Kids, which sells stylish children's furnishings.

Williams-Sonoma
We were founded in 1956 by Charles E. Williams, currently a Director Emeritus, with the opening of our first store in Sonoma, California. Today, our Williams-Sonoma stores offer a wide selection of culinary and serving equipment, including cookware, cookbooks, cutlery, informal dinnerware, glassware, table linens, specialty foods and cooking ingredients. Our direct-to-customer business began in 1972 when we introduced our flagship catalog, "A Catalog for Cooks," which marketed the Williams-Sonoma brand. The stores continued to grow throughout the years and in 1999, we launched both our Williams-Sonoma e-commerce website and our Williams-Sonoma bridal and gift registry.

Pottery Barn
In 1986, we acquired Pottery Barn, a retailer of casual home furnishings and, in 1987, we launched the first Pottery Barn catalog. Pottery Barn features a large assortment of home furnishings and furniture that we design internally and source from around the world to create a classic american look in the home. In 2000, we introduced our Pottery Barn e-commerce website and created Pottery Barn Bed and Bath, a catalog dedicated to bed and bath products. Additionally, in 2001 we launched our Pottery Barn gift and bridal registry.

Pottery Barn Kids
In 1999, Pottery Barn Kids, a premier retailer offering children's furnishings and accessories, began with the introduction of the Pottery Barn Kids catalog. In 2000, we opened our first Pottery Barn Kids stores across the U.S. and in 2001 we launched our Pottery Barn Kids e-commerce website and gift registry.

West Elm
In 2002, the West Elm brand was launched with the mailing of our first West Elm catalog. This brand targets design conscious consumers looking for a modern aesthetic to furnish and accessorize their living spaces with quality products at accessible price points. West Elm offers a broad range of home furnishing categories including furniture, textiles, decorative accessories, lighting and tabletop items. In 2003, we launched our West Elm e-commerce website and opened our first West Elm retail store in Brooklyn, New York.

PBteen
The PBteen brand began with the introduction of the PBteen catalog in 2003. PBteen offers exclusive collections of home furnishings and decorative accessories that are specifically designed to reflect the personalities of the teenage market. In late 2003, we launched our PBteen e-commerce website.

Williams-Sonoma Home
In 2004, the Williams-Sonoma Home brand was started with the introduction of the Williams-Sonoma Home catalog. This premium brand, offering classic home furnishings and decorative accessories, extends the Williams-Sonoma lifestyle beyond the kitchen into every room of the home. In 2005, we opened our first three Williams-Sonoma Home stores and, in 2006, we launched our Williams-Sonoma Home e-commerce website.

Canada and Puerto Rico
In 2001, we expanded the geographic impact of our brands by opening five new retail stores in Toronto, Canada and as of February 1, 2009, now operate 16 stores across Canada representing all of our brands except Williams-Sonoma Home. In fiscal 2008, we further increased our presence by opening two new retail stores in Puerto Rico, one Pottery Barn and one West Elm store, and the response thus far has been positive.

RETAIL STORES

The retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). As of February 1, 2009, we operated 627 retail stores, located in 44 states, Washington, D.C., Canada and Puerto Rico. This represents 264 Williams-Sonoma, 204 Pottery Barn, 95 Pottery Barn Kids, 36 West Elm, 10 Williams-Sonoma Home and 18 Outlet stores, which carry merchandise from all merchandising concepts.

In fiscal 2009, we expect to increase retail leased square footage by approximately 1% through the addition of 15 new stores, including 8 new stores (4 West Elm, 1 Pottery Barn, 1 Williams-Sonoma, 1 Pottery Barn Kids and 1 Williams-Sonoma Home) and 7 remodeled or expanded stores (4 Pottery Barn, 2 Williams-Sonoma and 1 Pottery Barn Kids), partially offset by the permanent closure of 7 stores (3 Pottery Barn, 2 Williams-Sonoma and 2 Pottery Barn Kids) and the temporary closure of 7 stores (4 Pottery Barn, 2 Williams-Sonoma and 1 Pottery Barn Kids). The average leased square footage for new and expanded stores in fiscal 2009 will be approximately 17,300 leased square feet for West Elm, 16,900 leased square feet for Pottery Barn, 13,000 leased square feet for Williams-Sonoma Home, 6,500 leased square feet for Pottery Barn Kids and 5,400 leased square feet for Williams-Sonoma. Although we expect to increase our retail leased squared footage in fiscal 2009, we will continue to evaluate opportunities to close any underperforming retail stores.

The retail business complements the direct-to-customer business by building brand awareness. Our retail stores serve as billboards for our brands, which we believe inspires confidence in our customers to shop via our direct-to-customer channels.

Detailed financial information about the retail segment is found in Note O to our Consolidated Financial Statements.

DIRECT-TO-CUSTOMER OPERATIONS

The direct-to-customer segment has six merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm and Williams-Sonoma Home) and sells products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). Of these six merchandising concepts, the Pottery Barn brand and its extensions continue to be the major source of revenue in the direct-to-customer segment.

The direct-to-customer channel over the past several years has been strengthened by the introduction of e-commerce websites in all of our core brands and the launching of our newest brands: West Elm, PBteen and Williams-Sonoma Home. Although the amount of e-commerce revenues that are incremental to our direct-to-customer channel cannot be identified precisely, we estimate that approximately 40% of our company-wide non-gift registry Internet revenues are incremental to the direct-to-customer channel and approximately 60% are driven by customers who recently received a catalog. We do, however, expect to see this percentage begin to decrease as we continue to reduce our catalog advertising costs and increase our investment in other internet marketing vehicles, in conjunction with our catalog circulation optimization strategy.

Consistent with our published privacy policies, we send our catalogs to addresses from our proprietary customer list, as well as to addresses from lists of other mail order merchandisers, magazines and companies with whom we establish a business relationship. In accordance with prevailing industry practice and our privacy policies, we primarily rent our list to select merchandisers. Our customer mailings are continually updated to include new prospects and to eliminate non-responders.

The direct-to-customer business complements the retail business by building brand awareness and acting as an effective advertising vehicle. In addition, we believe that our direct-mail catalogs and the Internet act as a cost-efficient means of testing market acceptance of new products and new brands.

Detailed financial information about the direct-to-customer segment is found in Note O to our Consolidated Financial Statements.

SUPPLIERS

We purchase our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which accounted for approximately 4.7% of our purchases during fiscal 2008. Approximately 59% of our merchandise purchases in fiscal 2008 were foreign-sourced from vendors in 42 countries, predominantly from Asia, of which approximately 95% were negotiated and paid for in U.S. dollars.

COMPETITION AND SEASONALITY

The specialty retail business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, including large department stores, discount retailers, other specialty retailers offering home-centered assortments, other mail order catalogs and other e-commerce websites. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies. In addition, the recent decline in the economic environment has generated increased competition from discount retailers which, in the past, may not have competed with us or to this degree. We compete on the basis of our brand authority, the quality of our merchandise, service to our customers and our proprietary customer list, as well as the location and appearance of our stores. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our net revenues and net earnings have been realized during the period from October through December, and levels of net revenues and net earnings have generally been lower during the period from January through September. We believe this is the general pattern associated with the direct-to-customer and retail industries. In anticipation of our peak season, we hire a substantial number of additional temporary employees in our retail stores, care centers and distribution centers, and incur significant fixed catalog production and mailing costs.

PATENTS, TRADEMARKS, COPYRIGHTS AND DOMAIN NAMES

We own and/or have applied to register over 50 separate trademarks and service marks. We own and/or have applied to register all of our marks in the U.S. and we have registered or applied to register our core marks in Canada and approximately 30 additional jurisdictions. Exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries under license. These marks include the core brand names or house marks for our subsidiaries, as well as brand names for selected products and services. The house marks in particular, including "Williams-Sonoma," the Williams-Sonoma Grande Cuisine logo, "Pottery Barn," "pottery barn kids," "PBteen," "west elm" and "Williams-Sonoma Home" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We own numerous copyrights and trade dress rights for our products, product packaging, catalogs, books, house publications, website designs and store designs, among other things, which are also used by our subsidiaries under license. We hold patents on certain product functions and product designs. Patents are generally valid for 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "pbteen.com," "westelm.com," "wshome.com," and "williams-sonomainc.com." Collectively, the trademarks, copyrights, trade dress rights and domain names that we hold are of material importance to us.

EMPLOYEES

As of February 1, 2009, we had approximately 30,000 employees of whom, approximately 6,300 were full-time. During the fiscal 2008 peak season (defined as the period from October through December), we hired approximately 9,200 temporary employees in our retail stores, care centers and distribution centers. Our full-time headcount as of year-end has decreased in fiscal 2008 compared to fiscal 2007 by approximately 2,000 employees primarily due to an 18% reduction in company-wide full-time headcount (approximately 1,400 positions) during the fourth quarter associated with our infrastructure cost reduction initiative. See Note N to our Consolidated Financial Statements.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials with the SEC electronically. You may also obtain copies of our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements, free of charge, on our website at www.williams-sonomainc.com.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

The recent changes in general economic conditions, and the resulting impact on consumer confidence and consumer spending, could adversely impact our results of operations.

Our financial performance is subject to changes in general economic conditions and the impact of such economic conditions on levels of consumer confidence and consumer spending. Recently, consumer confidence and consumer spending have deteriorated significantly, and could remain depressed for an extended period of time. Consumer purchases of discretionary items, including our merchandise, generally decline during periods where disposable income is adversely affected, unemployment rates increase or there is economic uncertainty. The current economic environment could cause our vendors to go out of business or our banks to discontinue lending us money or it could cause us to undergo additional restructurings, any of which would adversely impact our business and operating results.

We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings in general could reduce demand for our products.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, unemployment, war and fears of war, inclement weather, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, an economic downturn, such as the one we are in, has led to decreased discretionary spending, which has adversely impacted our business. In addition, a decrease in home purchases has led and may continue to lead to significantly decreased consumer spending on home products. These factors have affected our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending have reduced and may continue to further reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

If we are unable to identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand, our sales levels and profit margin may decline.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands. For example, in the specialty home products business, style and color trends are constantly evolving. Consumer preferences cannot be predicted with certainty and may change between selling seasons. Changes in customer preferences and buying trends may also affect our brands differently. We must be able to stay current with preferences and trends in our brands and address the customer tastes for each of our target customer demographics. We must also be able to identify and adjust the customer offerings in our brands to cater to customer demands. For example, a change in customer preferences for children's room furnishings may not correlate to a similar change in buying trends for other home furnishings. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, either of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside the United States. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to twelve months in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors also may not have the capacity to handle our demands, or may go out of business in times of economic crisis. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Our sales may be negatively impacted by increasing competition from companies with brands or products similar to ours.

The specialty retail and direct-to-customer business is highly competitive. Our specialty retail stores, direct mail catalogs and e-commerce websites compete with other retail stores, other direct mail catalogs and other e-commerce websites that market lines of merchandise similar to ours. We compete with national, regional and local businesses utilizing a similar retail store strategy, as well as traditional furniture stores, department stores and specialty stores. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies. In addition, the decline in the global economic environment has led to increased competition from discount retailers selling similar products at reduced prices. The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands or preferences better than our competitors;

- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments;
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups and tastes, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our consumers on a timely basis and minimize returns, replacements, and damaged products.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

We depend on key domestic and foreign agents and vendors for timely and effective sourcing of our merchandise, and we may not be able to acquire products in sufficient quantities and at acceptable prices to meet our needs which would impact our operations and financial results.

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which they sell to us, discontinue selling to us, or go out of business at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our merchandise.

Any inability to acquire suitable merchandise on acceptable terms or the loss of one or more of our key agents or vendors could have a negative effect on our business and operating results because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new agents or vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase.

In addition, we are subject to certain risks, including availability of raw materials, labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, and general economic and political conditions that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at a price that is commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an attendant increase in our routine litigation costs. Further, any merchandise that does not meet our quality standards could become subject to a recall, which would damage our reputation and brands, and harm our business.

Our dependence on foreign vendors and our increased overseas operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.

In fiscal 2008, we sourced our products from vendors in 42 countries outside of the United States. Approximately 59% of our merchandise purchases were foreign-sourced, predominantly from Asia. Our dependence on foreign vendors means that we may be affected by changes in the relative value of the U.S. dollar to other foreign currencies, as well as increases in the cost of living in the vendor's local countries due to the economic slowdown. For example, any upward valuation in the Chinese yuan, the euro, or any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. In addition, an increase in the cost of living in the foreign countries may result in an increase in our costs or in our vendors going out of business. Although approximately 95% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs.

We are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, concerns over anti-dumping, work stoppages, economic uncertainties and adverse economic conditions (including inflation and recession), foreign government regulations, employment matters, wars and fears of war, political unrest, natural disasters and other trade restrictions. We cannot predict whether any of the countries in which our products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions. In addition, an economic downturn in or failure of foreign markets may result in financial instabilities for our foreign vendors, which may cause our foreign vendors to decrease production, discontinue selling to us, or to cease operations altogether. Our overseas operations in Europe and Asia could also be affected by changing economic and political conditions in foreign countries, any of which could have a negative effect on our business, financial condition and operating results.

In addition, although we continue to improve our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards such as fair labor standards and the prohibition on child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. If either of these occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

Our overseas operations are subject to certain U.S. laws applicable to us, including the Foreign Corrupt Practices Act. We must ensure that the employees in our overseas operations comply with these laws. If any of our overseas operations, or our employees or agents, violates such U.S. laws, we could become subject to sanctions, which could negatively affect our business and operating results.

A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control, and these factors may harm our ability to expand or retract our retail operations and harm our ability to increase our sales and profits.

In each of the past three fiscal years, the majority of our net revenues have been generated by our retail stores. Our ability to open additional stores or close existing stores successfully will depend upon a number of factors, including:

- general economic conditions;
- our identification and availability of suitable store locations;
- our success in negotiating new leases or terminating existing leases on acceptable terms;
- the success of other retail stores in and around our retail locations;
- our ability to secure required governmental permits and approvals;
- our hiring and training of skilled store operating personnel, especially management; and
- the availability of financing on acceptable terms, if at all.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that the information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in the types of merchandise that we sell and in the pricing of our products may reduce the number of suitable store locations. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays.

Construction and other delays in store openings could have a negative impact on our business and operating results. We may not be able to open new stores or, if opened, operate those stores profitably. Additionally, in these economic times, we may not be able to renegotiate the terms of our current leases or close our underperforming stores, both of which could negatively impact our operating results.

Our business and operating results may be harmed if we are unable to timely and effectively deliver merchandise to our stores and customers.

The success of our business depends on our ability to timely and effectively deliver merchandise to our stores and customers. We cannot control all of the various factors that might affect our fulfillment rates in direct-to-customer sales and timely and effective merchandise delivery to our stores. We rely upon third party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from all of our stores. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to our customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, natural disasters, the closure of their offices or a reduction in operational hours due to an economic slowdown and possible acts of terrorism associated with such carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and brands. In addition, fuel costs have been volatile and airline and other transportation companies struggle to operate profitably, which could lead to increased fulfillment expenses. Any fulfillment costs could negatively affect our business and operating results by increasing our transportation costs and decreasing the efficiency of our shipments.

Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.

Our direct-to-customer business depends on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations in our call centers and on our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, disruptions in our third party labor contracts, natural disasters or adverse weather conditions. Industries that are particularly seasonal, such as the home products business, face a higher risk of harm from operational disruptions during peak sales seasons. These problems could result in a reduction in sales as well as increased selling, general and administrative expenses.

In addition, we face the risk that we cannot hire enough qualified employees, or that there will be a disruption in the labor we hire from our third party providers, especially during our peak season, to support our direct-to-customer operations, due to circumstances that reduce the relevant workforce. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, any of which could result in an interruption in our business and harm our operating results.

Our retail stores, corporate offices, distribution centers, infrastructure projects and direct-to-customer operations, as well as the operations of vendors from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

Declines in our comparable store sales may harm our operating results and cause a decline in the market price of our common stock.

Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the overall economic and general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity and discount retailers), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, changes in catalog circulation, continued strength in our Internet business and fluctuation in foreign exchange rates. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused and may continue to cause our comparable store sales results to differ materially from prior periods and from earnings guidance we have provided.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Past comparable store sales are no indication of future results. Comparable store sales have decreased in the past and are expected to continue to decrease in fiscal 2009. Our ability to maintain and improve our comparable store sales results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.

Our failure to successfully manage the costs and performance of our catalog mailings might have a negative impact on our business.

Catalog mailings are an important component of our business. Postal rate increases, paper costs, printing costs and other catalog distribution costs affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, which could be changed or discontinued at any time. Our cost of paper has fluctuated significantly during the past three fiscal years, and our paper costs may continue to fluctuate in the future. Future increases in postal rates, paper costs or printing costs would have a negative impact on our operating results to the extent that we are unable to offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems. In addition, if the performance of our catalogs declines or we misjudge the correlation between our catalog circulation and net sales, or if our catalog circulation optimization strategy overall is not successful, our results of operations could be negatively impacted.

We have historically experienced fluctuations in customer response to our catalogs. Customer response to our catalogs is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom the catalogs are mailed, changes in mailing strategies, the sizing and timing of delivery of the catalogs as well as the general retail sales environment and current domestic and global economic conditions. In addition, environmental organizations and other consumer advocacy groups may attempt to create an unfavorable impression of our paper use in catalogs and our distribution of catalogs generally, which may have a negative effect on our sales and our reputation. In addition, we depend upon external vendors to print our catalogs. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery. The timing of catalog delivery has been and can be affected by postal service delays. Any delays in the timing of catalog delivery could cause customers to forego or defer purchases.

If we are unable to effectively manage our Internet business, our reputation and operating results may be harmed.

Our Internet business has been our fastest growing channel over the last several years and continues to be a significant part of our sales success. The success of our Internet business depends, in part, on factors over which we have limited control. We must successfully respond to changing consumer preferences and buying trends relating to Internet usage. We are also vulnerable to certain additional risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, computer viruses, changes in applicable federal and state regulation, security breaches and consumer privacy concerns. In addition, we must keep up to date with competitive technology trends, including the use of improved technology, creative user interfaces and other Internet marketing tools, which may increase costs and which may not succeed in increasing sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our Internet business, as well as damage our reputation and brands.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected by management, additional sales returns might be recorded in the future. Actual merchandise returns may exceed our reserves. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. In particular, the current adverse economic conditions may result in increased merchandise returns. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

If we are unable to manage successfully the complexities associated with a multi-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new business.

During the past few years, with the launch and expansion of our Internet business, new brands and brand extensions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our Internet business might cannibalize a significant portion of our retail and catalog businesses, and we face the risk of increased catalog circulation cannibalizing our retail sales. While we recognize that our Internet sales cannot be entirely incremental to sales through our retail and catalog channels, we seek to attract as many new customers as possible to our e-commerce websites. We continually analyze the business results of our three channels and the relationships among the channels, in an effort to find opportunities to build incremental sales.

If we are unable to introduce new brands and brand extensions successfully, or to reposition existing brands, we may not be able to grow our business.

We have in the past and may in the future introduce new brands and brand extensions, or reposition existing brands. Our newest brands – West Elm, PBteen and Williams-Sonoma Home – and any other new brands, however, may not be successful growth vehicles. Further, if we devote time and resources to new brands, brand extensions or brand repositioning, and those businesses are not as successful as we planned, then we risk damaging our overall business results. Alternatively, if our new brands, brand extensions or repositioned brands prove to be very successful, we risk hurting our other existing brands through the potential migration of existing brand customers to the new businesses. In addition, we may not be able to introduce new brands and brand extensions, or to reposition brands, in a manner that improves our overall business and operating results.

Our inability to obtain commercial insurance at acceptable prices or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.

We believe that commercial insurance coverage is prudent in certain areas for risk management. Insurance costs may increase substantially in the future and may be affected by natural catastrophes, fear of terrorism, financial irregularities and other fraud at publicly-traded companies, intervention by the government and a decrease in the number of insurance carriers. In addition, the carriers with which we hold our policies, including AIG, may go out of business, or may be otherwise unable to fulfill their contractual obligations. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable prices, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and attendant expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

Our inability or failure to protect our intellectual property would have a negative impact on our brands, goodwill and operating results.

Our trademarks, service marks, copyrights, patents, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. In industries in which many competitors market and sell similar products, protection of intellectual property and maintenance of distinct branding are particularly important. We may not be able to adequately protect our intellectual property. In addition, the costs of defending our intellectual property may adversely affect our operating results.

We may be subject to legal proceedings that could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There are an increasing number of cases being filed against companies generally, including a growing number of business method patent infringement lawsuits. The plaintiff in each case claims to hold a patent that covers certain technology or methodologies, which are allegedly infringed by the operation of the defendants' business. We are currently a defendant in such patent infringement cases and may be named in others in the future, as part of an industry-wide trend. There has also been a rise in lawsuits against companies like us that collect personal information from customers. The cost of defending such claims or the ultimate resolution of such claims may harm our business and operating results. In addition, the significant deterioration in the global financial markets can create a more litigious environment and therefore subjects us to increased exposure to shareholder lawsuits.

Our operating results may be harmed by unsuccessful management of our employment, occupancy and other operating costs, and the operation and growth of our business may be harmed if we are unable to attract qualified personnel.

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We recognize that we may need to increase the number of our employees, especially during peak sales seasons, and incur other expenses to support new brands and brand extensions, as well as the opening of new stores and direct-to-customer growth of our existing brands. Alternatively, if we are unable to make substantial adjustments to our cost structure during times of uncertainty, such as this current economic environment, we may incur unnecessary expenses, may have too few resources to properly run our business, or our business and operating results may be negatively impacted. From time to time, we may also experience union organizing activity in currently non-union facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there appears to be a growing number of wage-and-hour lawsuits against retail companies, especially in California.

We contract with various agencies to provide us with qualified personnel for our workforce. Any negative publicity regarding these agencies, such as in connection with immigration issues or employment practices, could damage our reputation, disrupt our ability to obtain needed labor or result in financial harm to our business, including the potential loss of business-related financial incentives in the jurisdictions where we operate.

Although we strive to secure long-term contracts with our service providers and other vendors and to otherwise limit our financial commitment to them, we may not be able to avoid unexpected operating cost increases in the future. Further, we incur substantial costs to warehouse and distribute our inventory. Significant increases in our inventory levels may result in increased warehousing and distribution costs in addition to potential increases in costs associated with inventory that is lost, damaged or aged. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results.

We are undertaking certain systems changes that might disrupt our business operations.

Our success depends, in part, on our ability to source and distribute merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems which involve updating or replacing legacy systems with successor systems during the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions that affect our ability to get the correct products into the appropriate stores and delivered to customers. We may not successfully launch these new systems, or the launch of such systems may result in disruptions to our business operations. In addition, changes to any of our software implementation strategies could result in the impairment of software-related assets. We are also subject to the risks associated with the ability of our vendors to provide information technology solutions to meet our needs. Any disruptions could negatively impact our business and operating results.

We outsource certain aspects of our business to third party vendors and are in the process of insourcing certain business functions from third party vendors, both of which subject us to risks, including disruptions in our business and increased costs.

We outsource certain aspects of our business to third party vendors that subject us to risks of disruptions in our business as well as increased costs. For example, we utilize outside vendors for such things as payroll processing and various information technology and distribution center services. Accordingly, we are subject to the risks associated with their ability to successfully provide the necessary services to meet our needs. If our vendors are unable to adequately protect our data and information is lost, our ability to deliver our services is interrupted, or our vendors' fees are more than expected, then our business and operating results may be negatively impacted.

In addition, we are in the process of insourcing certain aspects of our business, including the management of certain infrastructure technology, furniture manufacturing, furniture delivery to our customers and the management of our international vendors, each of which were previously outsourced to third party providers. This may cause disruptions in our business and result in increased cost to us. In addition, if we are unable to perform these functions better than, or at least as well as, our third party providers, our business may be harmed.

If our operating and financial performance in any given period do not meet the extensive guidance that we have provided to the public, our stock price may decline.

We provide extensive public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided, especially in times of great economic uncertainty. In the past, when we have reduced our previously provided guidance, the market price of our common stock has declined. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock may decline as well.

A variety of factors, including seasonality and economic downturn, may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas. A significant portion of our revenues and net earnings has been realized during the period from October through December each year. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses prior to and during peak selling seasons, particularly October through December, including fixed catalog production and mailing costs and the costs associated with hiring a substantial number of temporary employees to supplement our existing workforce. For example, we realized significantly lower-than-expected revenues and net earnings during the October through December selling season of fiscal 2008 due to the economic downturn, which affected our business and operating results.

We may require external funding sources for operating funds, which may cost more than we expect, or not be available at the levels we require and, as a consequence, our expenses and operating results could be negatively affected.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents, cash flow from operations and cash available under our existing credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, we might experience periods during which we encounter additional cash needs during the course of our fiscal year, and we might need additional external funding to support our operations. Although we were able to amend our line of credit facility during fiscal 2008 on acceptable terms, in the event we require additional liquidity from our lenders, such funds may not be available to us or may not be available to us on acceptable terms. For example, in the event we were to breach any of our financial covenants, our banks would not be required to provide us with additional funding, or they may require us to renegotiate our existing credit facility on less acceptable terms. In addition, we may not be able to renew our letters of credit that we use to help pay our suppliers on terms that are acceptable to us, or at all, as the availability of letter of credit facilities may continue to be limited. Further, the providers of such credit may reallocate the available credit to other borrowers. If we are unable to access credit at the levels we require, or the cost of credit is greater than expected, it could adversely affect our operating results.

Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.

Disruptions in global financial markets and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. We have access to capital through our revolving line of credit facility. Each financial institution which is part of the syndicate for our revolving line of credit facility is responsible for providing a portion of the loans to be made under the facility. If any participant or group of participants with a significant portion of the commitments in our revolving line of credit facility fail to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected and our business could be materially adversely affected.

If we are unable to pay quarterly dividends at intended levels, our reputation and stock price may be harmed.

Our current quarterly cash dividend is $0.12 per common share. The dividend program requires the use of a significant portion of our cash earnings. As a result, we may not retain a sufficient amount of cash to fund our operations or finance future growth opportunities, new product development initiatives and unanticipated capital expenditures. Our Board of Directors may, at its discretion, decrease the intended level of dividends or entirely discontinue the payment of dividends at any time. Our ability to pay dividends will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Any failure to pay dividends after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and negatively impact our stock price.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-

Oxley Act of 2002. We have incurred, and expect to continue to incur, significant expenses and a diversion of management's time to meet the requirements of Section 404. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we would be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the New York Stock Exchange. Any such action could negatively impact the perception of us in the financial market and our business. In addition, our internal controls may not prevent or detect all errors and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met.

Changes to accounting rules or regulations may adversely affect our operating results.

Changes to existing accounting rules or regulations may impact our future operating results. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our operating results.

Changes to estimates related to our property and equipment, including information technology systems, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges.

We make certain estimates and projections in connection with impairment analyses for certain of our store locations and other property and equipment, including information technology systems, in accordance with "Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets." These impairment analyses require that we review for impairment all stores for which current or projected cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. An impairment charge is required when the carrying value of the asset exceeds the undiscounted future cash flows over the remaining life of the lease. These calculations require us to make a number of estimates and projections of future results, often up to 20 years into the future. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain store locations and other property and equipment, including information technology systems. These impairment charges have been significant in the past and may be in the future and, as a result of these charges, our operating results have been and may be adversely affected. For example, during fiscal 2008, we recorded impairment charges of $33,995,000 related to underperforming retail stores.

If we do not properly account for our unredeemed gift certificates, gift cards and merchandise credits, our operating results will be harmed.

We maintain a liability for unredeemed gift cards, gift certificates and merchandise credits until the earlier of redemption, escheatment or four years. After four years, the remaining unredeemed gift cards, gift certificate or merchandise credit liability is relieved and recorded within selling, general and administrative expenses. In the event that our historical redemption patterns change in the future, we might change the minimum time period for maintaining a liability for unredeemed gift certificates on our balance sheets, which would affect our financial position or operating results. Further, in the event that a state or states were to require that the unredeemed amounts should have been escheated to that state or states, our business and operating results would be harmed.

Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results and stock price.

We are subject to income taxes in many U.S. and certain foreign jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues.

As a result, we expect that throughout the year there could be on-going variability in our quarterly tax rates as taxable events occur and exposures are evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings or by changes to existing accounting rules or regulations.

If we fail to attract and retain key personnel, our business and operating results may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of key personnel in our senior management, whose vision for our company, knowledge of our business and expertise would be difficult to replace. If any of our key employees leaves, is seriously injured or is unable to work, and we are unable to find a qualified replacement, we may be unable to execute our business strategy.

In addition, our main offices are located in the San Francisco Bay Area, where competition for personnel with retail and technology skills can be intense. If we fail to identify, attract, retain and motivate these skilled personnel, especially in this challenging economic environment, our business may be harmed. Further, in the event we need to hire additional personnel, we may experience difficulties in attracting and successfully hiring such individuals due to competition for highly skilled personnel in our market.

We may be exposed to risks and costs associated with credit card fraud and identity theft that could cause us to incur unexpected expenditures and loss of revenue.

A significant portion of our customer orders are placed through our website or through our customer care centers. In addition, a significant portion of sales made through our retail channel require the collection of certain customer data, such as credit card information. In order for our sales channel to function and develop successfully, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or knowledge to breach the security of customer transaction data. Although we take the security of our systems and the privacy of our customers' confidential information seriously, we cannot guarantee that our security measures will effectively prevent others from obtaining unauthorized access to our information and our customers' information. Any person who circumvents our security measures could destroy or steal valuable information or disrupt our operations. Any security breach could cause consumers to lose confidence in the security of our website or stores and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation, any of which could harm our business.

In addition, states and the federal government are increasingly enacting laws and regulations to protect consumers against identity theft. We collect personal information from consumers in the course of doing business. These laws will likely increase the costs of doing business and, if we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these new laws, we could be subject to potential claims for damages and other remedies, which could harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our gross leased store space, as of February 1, 2009, totaled approximately 6,148,000 square feet for 627 stores compared to approximately 5,739,000 square feet for 600 stores, as of February 3, 2008. All of the existing stores are leased by us with original terms ranging generally from 5 to 22 years. Certain leases contain renewal options for periods of up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability.

Distribution Centers
We lease distribution facility space in the following locations:

Location	Square Footage (Approximate)
Olive Branch, Mississippi	3,275,000
Memphis, Tennessee	1,023,000
City of Industry, California	1,180,000
Cranbury, New Jersey	781,000
South Brunswick, New Jersey	418,000
Hickory, North Carolina	199,000
Lakeland and Pompano Beach, Florida	72,000

Two of our distribution facilities in Memphis, Tennessee are leased from two partnerships whose partners include W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer, and James A. McMahan, a Director Emeritus and a significant shareholder. Both partnerships are consolidated by us. See Note F to our Consolidated Financial Statements for more information.

During fiscal 2008, we entered into lease agreements in Florida and North Carolina for storage space associated with the additional insourcing of our furniture delivery hubs within the region and for the purpose of a small manufacturing facility.

In January 2009, in connection with our infrastructure cost reduction program, we closed one of our offsite distribution facilities located in Memphis, Tennessee. The facility, containing approximately 500,000 square feet of space was fully vacated by us as of February 1, 2009 and therefore not included in the table above. We do, however, continue to be liable for future rental payments under our lease agreement through the end of the lease term in August 2010. Therefore, we have recorded a liability for all contractual future obligations within our Consolidated Balance Sheet as of February 1, 2009.

In addition to the above long-term contracts, we enter into other agreements for such things as our offsite storage needs for both our distribution centers and our retail store locations. As of February 1, 2009, we had approximately 194,000 square feet of leased space relating to these agreements that is not included in the table above. This compares to approximately 676,000 square feet of leased space as of February 3, 2008.

Care Centers
We lease care center space in the following locations:

Location	Square Footage (Approximate)
Las Vegas, Nevada	36,000
Oklahoma City, Oklahoma	36,000

As of February 1, 2009, in connection with our infrastructure cost reduction program, we terminated the lease agreement on our 38,000 square foot care center facility in Camp Hill, Pennsylvania and vacated the facility. The square footage associated with this care center facility has therefore been excluded from the table above.

Corporate Facilities

We also lease office, design studio, photo studio, warehouse and data center space in the following locations:

Location	Square Footage (Approximate)
Brisbane, California	194,000
San Francisco, California	173,000
New York City, New York	52,000
Rocklin, California	25,000

In addition to the above leased facilities, we own buildings in San Francisco, California comprising approximately 326,000 square feet that we use for our corporate headquarters and a 13,000 square foot data center located in Memphis, Tennessee.

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or to accommodate the expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The following table sets forth the high and low closing prices of our common stock on the NYSE for the periods indicated:

Fiscal 2008 (52 Weeks)	High	Low
1st Quarter	$27.72	$22.00
2nd Quarter	$27.67	$17.44
3rd Quarter	$19.44	$ 8.01
4th Quarter	$ 9.57	$ 4.72
Fiscal 2007 (53 Weeks)	**High**	**Low**
1st Quarter	$36.52	$32.55
2nd Quarter	$35.91	$30.73
3rd Quarter	$34.28	$29.00
4th Quarter	$31.44	$20.01

The closing price of our common stock on the NYSE on March 27, 2009 was $10.70. See Quarterly Financial Information on page 69 of this Annual Report on Form 10-K for the quarter-end closing price of our common stock for each quarter listed above.

SHAREHOLDERS

The number of shareholders of record of our common stock as of March 27, 2009 was 475. This number excludes shareholders whose stock is held in nominee or street name by brokers.

PERFORMANCE GRAPH

This graph compares the cumulative total shareholder return for our common stock with those for The NYSE Composite Index and The NASDAQ Retail Trade Index, our peer group index. In addition, we have included the S&P Retailing Index, a new index that we will be using as our peer group index going forward. We have determined that the companies included in the S&P Retailing Index more closely match our company characteristics than the companies included in the NASDAQ Retail Trade Index, as the S&P Retailing Index limits its scope to companies that include several high end retailers, retailers in specialty industries including home improvement and furnishings, and retailers with similar size and market capitalization.

The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

Comparison of Five-Year Cumulative Total Return of Williams-Sonoma, Inc., the NYSE Composite Index, the NASDAQ Retail Trade Index and the S&P Retailing Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
1/30/04
1/28/05
1/27/06
1/26/07
2/1/08
1/30/09

□ Williams-Sonoma, Inc.
* S&P Retailing Index
Δ NYSE Composite Index
O NASDAQ Retail Trade Index

	1/30/04	1/28/05	1/27/06	1/26/07	2/1/08	1/30/09
Williams-Sonoma, Inc.	100.00	107.54	126.50	107.84	87.99	26.30
NYSE Composite Index	100.00	110.51	129.20	150.77	151.90	98.36
NASDAQ Retail Trade Index	100.00	108.60	140.08	137.03	148.66	85.31
S&P Retailing Index	100.00	116.95	126.91	144.26	123.01	77.15

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are re-weighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all Series was set to $100.00 on 1/30/04.

DIVIDEND POLICY

During fiscal 2008 and fiscal 2007, total cash dividends declared were approximately $51,189,000 and $50,000,000, respectively, or $0.12 per common share per quarter. Subsequent to year-end, on March 24, 2009, our Board of Directors declared a quarterly cash dividend of $0.12 per common share, payable on May 26, 2009 to shareholders of record as of the close of business on April 27, 2009. Our quarterly cash dividend may be limited or terminated at any time.

Additional information required by Item 5 is contained in Notes H and I to the Consolidated Financial Statements in this Annual Report on Form 10-K.

STOCK REPURCHASE PROGRAM

We did not repurchase any shares of our common stock during fiscal 2008 under our previously authorized $150,000,000 share repurchase program. On December 2, 2008, our Board of Directors terminated this share repurchase program in response to current economic conditions and our belief that in these times it is strategically important to maintain a strong financial position and greater cash reserves.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

Dollars and amounts in thousands, except percentages, per share amounts and retail stores data	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)	Jan. 30, 2005 (52 Weeks)
Results of Operations					
Net revenues	$3,361,472	$3,944,934	$3,727,513	$3,538,947	$3,136,931
Net revenue growth (decline)	(14.8%)	5.8%	5.3%	12.8%	13.9%
Gross margin	$1,135,172	$1,535,971	$1,487,287	$1,435,482	$1,271,145
Earnings before income taxes	$ 41,953	$ 316,340	$ 337,186	$ 348,798	$ 310,205
Net earnings	$ 30,024	$ 195,757	$ 208,868	$ 214,866	$ 191,234
Basic net earnings per share	$ 0.28	$ 1.79	$ 1.83	$ 1.86	$ 1.65
Diluted net earnings per share	$ 0.28	$ 1.76	$ 1.79	$ 1.81	$ 1.60
Gross margin as a percent of net revenues	33.8%	38.9%	39.9%	40.6%	40.5%
Pre-tax operating margin as a percent of net revenues[1]	1.2%	8.0%	9.0%	9.9%	9.9%
Financial Position					
Working capital	$ 479,936	$ 438,241	$ 473,229	$ 492,772	$ 351,608
Total assets	$1,935,464	$2,093,854	$2,048,331	$1,981,620	$1,745,545
Return on assets	1.5%	9.4%	10.1%	11.4%	11.9%
Long-term debt and other long-term obligations	$ 62,071	$ 68,761	$ 32,562	$ 29,201	$ 32,476
Shareholders' equity	$1,147,984	$1,165,723	$1,151,431	$1,125,318	$ 957,662
Shareholders' equity per share (book value)	$ 10.86	$ 11.07	$ 10.48	$ 9.80	$ 8.30
Return on equity	2.6%	16.9%	18.3%	20.6%	21.7%
Debt-to-equity ratio	2.2%	2.2%	2.5%	3.0%	4.4%
Annual dividends declared per share	$ 0.48	$ 0.46	$ 0.40	—	—
Retail Revenues					
Retail revenue growth (decline)	(14.0%)	5.9%	6.0%	12.3%	11.6%
Retail revenues as a percent of net revenues	58.4%	57.8%	57.8%	57.4%	57.7%
Comparable store sales growth (decline)[2]	(17.2%)	0.3%	0.3%	4.9%	3.5%
Store count					
Williams-Sonoma	264	256	254	254	254
Pottery Barn	204	198	197	188	183
Pottery Barn Kids	95	94	92	89	87
West Elm	36	27	22	12	4
Williams-Sonoma Home	10	9	7	3	—
Outlets	18	16	16	16	15
Hold Everything	—	—	—	8	9
Number of stores at year-end	627	600	588	570	552
Store selling area at fiscal year-end (sq. ft.)	3,828,000	3,575,000	3,389,000	3,140,000	2,911,000
Store leased area at fiscal year-end (sq. ft.)	6,148,000	5,739,000	5,451,000	5,035,000	4,637,000
Direct-to-Customer Revenues					
Direct-to-customer revenue growth (decline)	(15.9%)	5.7%	4.5%	13.6%	17.1%
Direct-to-customer revenues as a percent of net revenues	41.6%	42.2%	42.2%	42.6%	42.3%
Catalogs circulated during the year	313,740	393,160	379,011	385,158	368,210
Percent increase (decrease) in number of catalogs circulated	(20.2%)	3.7%	(1.6%)	4.6%	12.1%
Percent increase (decrease) in number of pages circulated	(30.3%)	7.9%	3.2%	9.7%	19.5%

[1] *Pre-tax operating margin is defined as earnings before income taxes.*
[2] *Fiscal 2008 was calculated on a 52-week to 52-week basis. Fiscal 2007 was calculated on a 53-week to 53-week basis.*

The information set forth above is not necessarily indicative of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fiscal 2008 Financial Results

In fiscal 2008, a 52-week year, our net revenues decreased 14.8% to $3,361,472,000 from $3,944,934,000 in fiscal 2007, a 53-week year, and our diluted earnings per share decreased by 84.1% to $0.28 in fiscal 2008 from $1.76 in fiscal 2007. Although we are not satisfied with these results, we believe the fact that we were still able to deliver positive earnings of $0.28 for fiscal 2008 demonstrates the flexibility of our multi-channel business model and our ability to drive rapid change in a down-trending economy.

From a cash flow perspective, we generated $230,163,000 in cash flow from operating activities and increased our cash balance by $29,872,000 to $148,822,000 despite significantly reduced sales and earnings during the back half of fiscal 2008.

Retail net revenues in fiscal 2008 decreased by $318,720,000, or 14.0%, over fiscal 2007. This decrease was primarily due to the downturn in the economic environment during fiscal 2008 resulting in a comparable store sales decrease of 17.2%, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $30,000,000 and the temporary and permanent closure of 21 stores and 4 stores, respectively. This decrease was partially offset by an increase in our store leased square footage of 7.1% (including 29 new store openings and the remodeling or expansion of an additional 23 stores). Net revenue decreases were led by the Pottery Barn, Williams-Sonoma and Pottery Barn Kids brands, partially offset by net revenue increases in the West Elm brand.

In our direct-to-customer channel, net revenues in fiscal 2008 decreased by $264,742,000, or 15.9%, over fiscal 2007. This decrease was primarily driven by the downturn in the overall economic environment during fiscal 2008, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $40,000,000 and a decrease in catalog and page circulation of 20.2% and 30.3%, respectively. Declining net revenues in the Pottery Barn and Pottery Barn Kids brands were the primary contributors to the year-over-year net revenue decrease. All brands except PBteen had declining net revenues during fiscal 2008.

In our core brands, net revenues decreased by 16.9% over fiscal 2007 driven by net revenue decreases in the Pottery Barn and Pottery Barn Kids brands primarily due to the downturn in the economic environment in the back half of fiscal 2008, the impact of our catalog circulation optimization strategy and the impact of the extra week of net revenues in fiscal 2007 (a 53-week year). Comparable store sales decreases were 21.8% and 17.8% for the Pottery Barn and Pottery Barn Kids brands, respectively. Although net revenues decreased in the Williams-Sonoma brand, it proved to be more resilient than our other core brands, ending the year with a comparable store decrease of only 11.4%.

Similar to our core brands, our emerging brands (including West Elm, PBteen and Williams-Sonoma Home) were also impacted by the downturn in the economic environment, where net revenues decreased 0.3% from fiscal 2007 primarily due to a decrease in the Williams-Sonoma Home brand in both the retail and direct-to-customer channels. This net revenue decrease was partially offset by increases in both the PBteen and West Elm brands.

PBteen was our best performing brand during the year with net revenue growth of 2.7%. New product innovation and superior execution drove this year-over-year increase. Although overall net revenues increased year-over-year, we did begin to see net revenue decreases in the back half of the year. We do, however, continue to be excited about the long-term growth potential of the brand as it solidifies its positioning in the Pottery Barn portfolio of brands.

Although West Elm continued to be more resilient than our other home furnishings brands with increased net revenues in fiscal 2008, we saw net revenue decreases in the back half of fiscal 2008 due to lower transactions and conversion rates. Despite these declines, we continued to expand the reach of the brand by opening nine new stores during the year, including our first West Elm stores in Puerto Rico and Canada, and are planning to open four additional stores in fiscal 2009.

In the Williams-Sonoma Home brand, we believe the customer has been particularly impacted by the macro-economic environment and that these trends are likely to continue for the foreseeable future. Given the brands performance to-date and the fixed cost pressure from underperforming retail stores, we are working with our landlords on potential store closings and we will continue to assess the brand's overall market potential in this economic environment as we progress throughout the year.

Fiscal 2008 Operational Results

During fiscal 2008, though we faced a difficult economic environment, we were able to make significant progress against several key initiatives, including successfully amending our unsecured credit facilities and ending the year with significant cushions in the financial covenants on these facilities; reducing our year-end inventory levels by $120,762,000, or 17.4%; initiating and implementing a $75,000,000 infrastructure cost reduction program; and optimizing profitability through aggressive expense management and highly controlled promotional activity.

In our supply chain, we continued to make significant progress on our key initiatives, including restructuring our Asian furniture sourcing network to establish in-country expertise and improved vendor performance; expanding our U.S. upholstered furniture operations to provide shorter lead times, better quality, and lower cost; and in-sourcing six of our largest local furniture delivery hubs to improve customer service and reduce returns, replacements, and damages expense. We also reduced distribution capacity due to substantial improvements in inventory management.

In information technology, we continued the rollout of our direct-to-customer order management system. This is a phased implementation that is improving efficiency and functionality in an area that we believe still has significant cost and inventory planning opportunities. In the customer insights area, we implemented new functionality that is allowing us to significantly improve the relevancy of our marketing contacts and optimize our catalog response rates.

In e-commerce, we completed the migration of all of our websites to our next generation platform, with the exception of West Elm, which will be transitioned in fiscal 2009. We also began testing new functionality in the areas of click-to-call, product reviews, and search. Infrastructure was also a key area of investment this year, including the replacement of our company-wide point-of-sale hardware and the rollout of electronic signature and pin debit functionality in our stores.

In direct-marketing, we reduced catalog advertising costs by an estimated $45,000,000 based on the success of our catalog circulation optimization strategy. At the same time, we continued to aggressively explore additional traffic drivers through paid and natural search, target-driven direct response and affiliate programs. While we are still in the early phases of these rollouts, all of these initiatives have driven increased transactions and incremental sales to the brands.

Fiscal 2009

As we enter fiscal 2009, though we do expect a continued net revenue decline of 12% to 17%, due to the continuing effects of the economic downturn, we are focused on the aspects of the business that we can control, including the following three key initiatives:

- optimizing our brand positioning and marketing strategies in a "reset" economy;
- improving profitability; and
- strengthening our balance sheet.

To optimize our brand positioning, we plan to continue evolving our merchandise assortment and placing a greater emphasis on opening price points and the value proposition. We also plan to continue making superior customer service our top priority.

To optimize our marketing strategies, we plan to continue our catalog circulation optimization strategy and to shift advertising dollars from catalog to e-commerce, our most profitable channel. We also plan to continue to identify new opportunities to build brand awareness and customer engagement through search, e-mail modeling, affiliate programs, and enhanced functionality.

To improve profitability, our most significant initiative is the $75,000,000 infrastructure cost reduction program we implemented in January. We also plan to realize increased productivity from our catalog circulation optimization strategy, which we expect will drive additional advertising cost reductions. In addition, we expect to realize an increase in our selling gross margin due to fewer markdowns and lower inventory levels, as well as additional savings from our furniture returns, replacements, and damages initiatives.

Further, to strengthen our balance sheet, we plan to optimize cash flow through aggressive inventory management and lower capital spending, where we expect to reduce merchandise inventories by 11% to 16% over fiscal 2008 and decrease gross capital spending from $191,789,000 in fiscal 2008 to an estimated $90,000,000 to $100,000,000 in fiscal 2009.

From a leased square footage perspective, we are only proceeding with new and remodeled stores that we are already committed to. Therefore, net of store closings, retail leased square footage is only expected to increase approximately 1% and, to the extent possible, we will reduce this number further as we work with landlords to close underperforming stores.

Finally, in fiscal 2009, we expect to continue to return excess capital to our shareholders as reflected by the approval of a quarterly cash dividend of $0.12 per common share by our Board of Directors in March 2009.

Results of Operations

NET REVENUES

Net revenues consist of retail sales, direct-to-customer sales and shipping fees. Retail sales include sales of merchandise to customers at our retail stores. Direct-to-customer sales include sales of merchandise to customers through our catalogs and the Internet. Shipping fees consist of revenue received from customers for delivery of merchandise. Revenues are presented net of sales returns and other discounts.

The following table summarizes our net revenues for the 52 weeks ended February 1, 2009 ("fiscal 2008"), the 53 weeks ended February 3, 2008 ("fiscal 2007") and the 52 weeks ended January 28, 2007 ("fiscal 2006"):

Dollars in thousands	Fiscal 2008 (52 Weeks)	% Total	Fiscal 2007 (53 Weeks)	% Total	Fiscal 2006 (52 Weeks)	% Total
Retail revenues	$1,962,498	58.4%	$2,281,218	57.8%	$2,153,978	57.8%
Direct-to-customer revenues	1,398,974	41.6%	1,663,716	42.2%	1,573,535	42.2%
Net revenues	$3,361,472	100.0%	$3,944,934	100.0%	$3,727,513	100.0%

Net revenues for fiscal 2008 decreased by $583,462,000, or 14.8%, over fiscal 2007. This decrease was primarily due to the downturn in the economic environment during fiscal 2008 resulting in a comparable store sales decrease of 17.2%, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $70,000,000, the temporary and permanent closure of 21 stores and 4 stores, respectively and a decrease in catalog and page circulation of 20.2% and 30.3%, respectively. This decrease was partially offset by an increase in store leased square footage of 7.1% (including 29 new store openings and the remodeling or expansion of an additional 23 stores).

Net revenues for fiscal 2007 increased by $217,421,000, or 5.8%, over fiscal 2006. This increase was primarily due to an increase in store leased square footage of 5.3%, including 23 new store openings and the remodeling or expansion of an additional 26 stores, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $70,000,000 and comparable store sales growth of 0.3% in fiscal 2007. This increase was further driven by an overall increase in catalog and page circulation of 3.7% and 7.9%, respectively, and continued strength in our Internet business, primarily resulting from our catalog advertising, expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships. This increase was partially offset by lost revenues in the Hold Everything brand, the temporary closure of 28 stores and the permanent closure of 9 stores in fiscal 2007.

RETAIL REVENUES AND OTHER DATA

Dollars in thousands	Fiscal 2008 (52 Weeks)	Fiscal 2007 (53 Weeks)	Fiscal 2006 (52 Weeks)
Retail revenues	$1,962,498	$2,281,218	$2,153,978
Percent growth (decline) in retail revenues	(14.0%)	5.9%	6.0%
Percent increase (decrease) in comparable store sales	(17.2%)	0.3%	0.3%
Number of stores – beginning of year	600	588	570
Number of new stores	29	23	28
Number of new stores due to remodeling[1]	23	26	28
Number of closed stores due to remodeling[1]	(21)	(28)	(24)
Number of permanently closed stores	(4)	(9)	(14)
Number of stores – end of year	627	600	588
Store selling square footage at year-end	3,828,000	3,575,000	3,389,000
Store leased square footage ("LSF") at year-end	6,148,000	5,739,000	5,451,000

[1] *Remodeled stores are defined as those stores temporarily closed and subsequently reopened during the year due to square footage expansion, store modification or relocation.*

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Williams-Sonoma	264	6,300	256	6,100	254	5,900
Pottery Barn	204	12,900	198	12,500	197	12,200
Pottery Barn Kids	95	7,900	94	7,900	92	7,900
West Elm	36	17,100	27	18,200	22	17,400
Williams-Sonoma Home	10	13,300	9	14,300	7	14,500
Outlets	18	20,300	16	20,500	16	20,200
Total	627	9,800	600	9,600	588	9,300

Retail net revenues in fiscal 2008 decreased by $318,720,000, or 14.0%, over fiscal 2007. This decrease was primarily due to the downturn in the economic environment during fiscal 2008 resulting in a comparable store sales decrease of 17.2%, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $30,000,000 and the temporary and permanent closure of 21 stores and 4 stores, respectively. This decrease was partially offset by an increase in store leased square footage of 7.1%, including 29 new store openings and the remodeling or expansion of an additional 23 stores. Net revenue decreases were led by the Pottery Barn, Williams-Sonoma and Pottery Barn Kids brands, partially offset by net revenue increases in the West Elm brand.

Retail net revenues in fiscal 2007 increased by $127,240,000, or 5.9%, over fiscal 2006. This increase was primarily due to an increase in store leased square footage of 5.3%, including 23 new store openings and the remodeling or expansion of an additional 26 stores, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $30,000,000, and comparable store sales growth of 0.3% in fiscal 2007. This increase was partially offset by the temporary closure of 28 stores and the permanent closure of 9 stores during fiscal 2007. Net revenues generated in the West Elm, Pottery Barn, Williams-Sonoma and Williams-Sonoma Home brands were the primary contributors to this year-over-year revenue increase.

Comparable Store Sales

Comparable stores are defined as those stores in which gross square footage did not change by more than 20% in the previous 12 months and which have been open for at least 12 consecutive months without closure for seven or more consecutive days. By measuring the year-over-year sales of merchandise in the stores that have a history of being open for a full comparable 12 months or more, we can better gauge how the core store base is performing since it excludes new store openings, store remodelings and expansions. Comparable stores exclude new retail concepts until such time as we believe that comparable store results in those concepts are meaningful to evaluating the performance of the retail strategy. For fiscal 2008, 2007 and 2006, our total comparable store sales exclude the West Elm and Williams-Sonoma Home concepts.

Percentages represent changes in comparable store sales versus the same period in the prior year.

Percent increase (decrease) in comparable store sales	Fiscal 2008 (52 Weeks)	Fiscal 2007 (53 Weeks)	Fiscal 2006 (52 Weeks)
Williams-Sonoma	(11.4%)	0.7%	3.0%
Pottery Barn	(21.8%)	(0.3%)	(2.1%)
Pottery Barn Kids	(17.8%)	(1.5%)	3.3%
Outlets	(17.1%)	5.8%	(4.3%)
Total	(17.2%)	0.3%	0.3%

Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the overall economic and general retail sales environment, consumer preferences and buying trends, changes in sales mix between distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity and discount retailers), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, changes in catalog circulation, continued strength in our Internet business and fluctuations in foreign exchange rates. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused our comparable store sales to fluctuate significantly in the past on an annual, quarterly and monthly basis and, as a result, we expect that comparable store sales will continue to fluctuate in the future.

DIRECT-TO-CUSTOMER REVENUES

Dollars in thousands	Fiscal 2008 (52 Weeks)	Fiscal 2007 (53 Weeks)	Fiscal 2006 (52 Weeks)
Catalog revenues[1]	$ 365,574	$ 559,966	$ 645,975
Internet revenues[1]	$1,033,400	1,103,750	927,560
Total direct-to-customer revenues[1]	$1,398,974	$1,663,716	$1,573,535
Percent growth (decline) in direct-to-customer revenues	(15.9%)	5.7%	4.5%
Percent increase (decrease) in number of catalogs circulated	(20.2%)	3.7%	(1.6%)
Percent increase (decrease) in number of pages circulated	(30.3%)	7.9%	3.2%

[1] We estimate that approximately 60% of our company-wide non-gift registry Internet revenues are driven by customers who recently received a catalog and approximately 40% are incremental to the direct-to-customer channel. We do, however, expect to see this percentage begin to decrease as we continue to reduce our catalog advertising costs, and increase our investment in other internet marketing vehicles, in conjunction with our catalog circulation optimization strategy.

In our direct-to-customer channel, net revenues in fiscal 2008 decreased by $264,742,000, or 15.9%, over fiscal 2007. This decrease was primarily driven by the downturn in the overall economic environment during fiscal 2008, the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $40,000,000 and a decrease in catalog and page circulation of 20.2% and 30.3%, respectively. Declining net revenues in the Pottery Barn and Pottery Barn Kids brands were the primary contributors to the year-over-year net revenue decrease. All brands except PBteen had declining net revenues during fiscal 2008.

In our direct-to-customer channel, net revenues in fiscal 2007 increased by $90,181,000, or 5.7%, over fiscal 2006. This increase was primarily driven by net revenues generated in the PBteen, West Elm, Pottery Barn and Williams-Sonoma brands due to the impact of the extra week of net revenues in fiscal 2007 (a 53-week year) of approximately $40,000,000, an overall increase in catalog and page circulation of 3.7% and 7.9%, respectively, and continued strength in our Internet business, which continued to be our fastest growing shopping channel, with revenues increasing 19.0% to $1,103,750,000. This increase was partially offset by lost revenues in the Hold Everything brand due to its transition during the second quarter of fiscal 2006.

COST OF GOODS SOLD

Dollars in thousands	Fiscal 2008 (52 Weeks)	% Net Revenues	Fiscal 2007 (53 Weeks)	% Net Revenues	Fiscal 2006 (52 Weeks)	% Net Revenues
Total cost of goods sold	$2,226,300	66.2%	$2,408,963	61.1%	$2,240,226	60.1%

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third party warehouse management and other distribution-related administrative expenses, are recorded in selling, general and administrative expenses.

Within our reportable segments, the direct-to-customer channel does not incur freight-to-store or store occupancy expenses, and typically operates with lower markdowns and inventory shrinkage than the retail channel. However, the direct-to-customer channel incurs higher customer shipping and damage and replacement costs than the retail channel.

Fiscal 2008 vs. Fiscal 2007
Cost of goods sold decreased by $182,663,000, or 7.6%, in fiscal 2008 compared to fiscal 2007. Including expense of approximately $2,390,000 from lease termination related costs associated with our infrastructure cost reduction program, cost of goods sold as a percentage of net revenues increased to 66.2% in fiscal 2008 from 61.1% in fiscal 2007. This increase as a percentage of net revenues was driven by the deleverage of fixed occupancy expenses primarily due to declining sales, an increase in cost of merchandise (including the impact of greater markdowns) and an increase in inventory related reserves of approximately $11,172,000 partially offset by favorable replacement and damages expense.

In the retail channel, cost of goods sold as a percentage of retail net revenues increased 670 basis points during fiscal 2008 compared to fiscal 2007. This increase as a percentage of net revenues was primarily driven by the deleverage of fixed occupancy expenses due to declining sales, an increase in cost of merchandise (including the impact of greater markdowns) and an increase in inventory related reserves, partially offset by favorable replacement and damages expense.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues increased by 180 basis points during fiscal 2008 compared to fiscal 2007. This increase as a percentage of net revenues was primarily driven by an increase in cost of merchandise (including the impact of greater markdowns), an increase in inventory related reserves and the deleverage of fixed occupancy expenses due to declining sales, partially offset by favorable replacement and damages expense.

Fiscal 2007 vs. Fiscal 2006
Cost of goods sold increased by $168,737,000, or 7.5%, in fiscal 2007 over fiscal 2006. Cost of goods sold as a percentage of net revenues increased to 61.1% in fiscal 2007 from 60.1% in fiscal 2006. This 100 basis point increase as a percentage of net revenues was primarily driven by increased markdowns, higher cost of merchandise sold due to increased raw material costs and higher inventory-related costs, including costs associated with the start-up of a new returns processing operation, partially offset by fixed occupancy expense leverage generated by incremental net revenues during the additional week in fiscal 2007 and the elimination of cost of goods sold associated with the Hold Everything brand, including expense associated with the Hold Everything transition.

In the retail channel, cost of goods sold as a percentage of retail net revenues increased 140 basis points during fiscal 2007 compared to fiscal 2006. This was primarily driven by increased markdowns, higher cost of merchandise sold due to increasing raw material costs and higher inventory-related costs. This increase was further driven by increased occupancy costs primarily resulting from the retail rollout of our emerging brands. This was partially offset by the elimination of cost of goods sold associated with the Hold Everything brand, including expense associated with the Hold Everything transition, and the leverage on fixed occupancy expenses provided by the incremental net revenues generated during the additional week in fiscal 2007.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues increased by 30 basis points during fiscal 2007 compared to fiscal 2006. This was primarily driven by increased markdowns, higher cost of merchandise sold due to increasing raw material costs and higher inventory-related costs, including costs associated with the start-up of a new returns processing operation. This was partially offset by the elimination of cost of goods sold associated with the Hold Everything brand.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Dollars in thousands	Fiscal 2008 (52 Weeks)	% Net Revenues	Fiscal 2007 (53 Weeks)	% Net Revenues	Fiscal 2006 (52 Weeks)	% Net Revenues
Selling, general and administrative expenses	$1,093,019	32.5%	$1,222,573	31.0%	$1,159,786	31.1%

Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution centers, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Due to their distinct distribution and marketing strategies, we experience differing employment and advertising costs as a percentage of net revenues within the retail and direct-to-customer channels. Store employment costs represent a greater percentage of retail net revenues than employment costs as a percentage of net revenues within the direct-to-customer channel. However, catalog advertising expenses are greater within the direct-to-customer channel than the retail channel.

Fiscal 2008 vs. Fiscal 2007
Selling, general and administrative expenses decreased by $129,554,000, or 10.6%, compared to fiscal 2007, however, as a percentage of net revenues, selling, general and administrative expenses increased to 32.5% in fiscal 2008 from 31.0% in fiscal 2007. This increase as a percentage of net revenues was primarily driven by the deleverage of our employment costs due to declining sales, asset impairment charges of approximately $33,995,000 related to our underperforming retail stores, and severance related costs of approximately $10,344,000 associated with our infrastructure cost reduction program. This increase was partially offset by an approximate $16,000,000 benefit related to a gain on the sale of our corporate aircraft, a net benefit of $11,023,000 associated with the reversal of performance-based stock compensation expense, a $9,350,000 incentive payment received from a landlord to compensate us for terminating a store lease prior to its original expiration and reductions in other general expenses. Although total advertising costs as a percentage of net revenues increased due to declining sales, during fiscal 2008 compared to fiscal 2007 we saw a reduction in catalog advertising expenditures due to our catalog circulation optimization strategy.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues increased approximately 230 basis points in fiscal 2008 compared to fiscal 2007. This increase as a percentage of net revenues was primarily driven by impairment charges of $33,995,000 associated with our underperforming retail stores and the deleverage of our employment costs due to declining sales, partially offset by a $9,350,000 incentive payment received from a landlord to compensate us for terminating a store lease prior to its original expiration.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues increased by approximately 120 basis points in fiscal 2008 compared to fiscal 2007. This increase as a percentage of net revenues was primarily driven by the deleverage of our employment and advertising costs due to declining sales, partially offset by reductions in other general expenses. Although total advertising costs as a percentage of net revenues increased due to declining sales during fiscal 2008 compared to fiscal 2007, we saw a reduction in catalog advertising expenditures due to our catalog circulation optimization strategy.

Fiscal 2007 vs. Fiscal 2006
Selling, general and administrative expenses increased by $62,787,000, or 5.4%, over fiscal 2006. Selling, general and administrative expenses as a percentage of net revenues decreased to 31.0% in fiscal 2007 from 31.1% in fiscal 2006. This 10 basis point decrease as a percentage of net revenues was primarily driven by certain asset disposal and asset impairment costs incurred in fiscal 2006 that did not recur in fiscal 2007 and lower advertising costs due to a higher percentage of direct-to-customer revenues being generated in the Internet channel, which operates at a lower advertising cost than the catalog. Partially offsetting this favorability, however, were increased employment costs, primarily driven by higher incentive compensation, as well as an

$8,600,000 net benefit recorded in fiscal 2006 that did not recur in fiscal 2007, from "Unusual Business Events" (unredeemed gift certificate income due to a change in estimate and the Visa/MasterCard litigation settlement income, partially offset by the expense associated with the departure of our Chief Executive Officer and the expense associated with the Hold Everything transition).

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues decreased approximately 30 basis points in fiscal 2007 versus fiscal 2006. This decrease as a percentage of net revenues was primarily driven by retail asset impairment charges recorded in fiscal 2006 that did not recur in fiscal 2007 and increased income from unredeemed gift certificates and gift cards, partially offset by increased employment costs primarily associated with the growth of the emerging brands.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased by approximately 60 basis points in fiscal 2007 compared to fiscal 2006. This was primarily driven by lower advertising costs due to a higher percentage of direct-to-customer revenues being generated in the Internet channel, which operates at a lower advertising cost than the catalog, a reduction in other general expenses and increased income from unredeemed gift certificates.

INTEREST INCOME AND EXPENSE

Interest income was $1,280,000, $5,041,000 and $11,810,000 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, comprised primarily of income from short-term investments classified as cash and cash equivalents. The decrease in interest income resulted from a decrease in our average investment balances and lower average interest rates during fiscal 2008 compared to fiscal 2007. The decrease in interest income during fiscal 2007 resulted from a decrease in our average cash balances during fiscal 2007 compared to fiscal 2006.

Interest expense was $1,480,000 (net of capitalized interest of $1,163,000), $2,099,000 (net of capitalized interest of $1,389,000) and $2,125,000 (net of capitalized interest of $699,000) for fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Interest expense, net of capitalized interest, decreased in fiscal 2008 compared to fiscal 2007 due to lower average borrowings on our credit facility during fiscal 2008 and lower average interest rates. Capitalized interest increased in fiscal 2007 from fiscal 2006 due to an increase in interest expense in fiscal 2007 compared to fiscal 2006 resulting from borrowings under our credit facility in fiscal 2007, which did not occur in fiscal 2006.

INCOME TAXES

The effective income tax rate was 28.4% for fiscal 2008 and 38.1% for fiscal 2007 and fiscal 2006. The decrease in the effective income tax rate was primarily driven by certain favorable income tax resolutions during fiscal 2008.

We currently expect our fiscal 2009 effective tax rate to be in the range of 35% to 41%. Throughout the year, we expect that there could be on-going variability in our quarterly tax rates as lower levels of earnings or losses can increase the volatility of our tax rate. Additionally, our quarterly tax rate may continue to experience ongoing variability as taxable events occur and exposures are re-evaluated.

LIQUIDITY AND CAPITAL RESOURCES

As of February 1, 2009, we held $148,822,000 in cash and cash equivalent funds. Consistent with our industry, our cash balances are seasonal in nature, with the fourth quarter representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash balances to build our inventory levels in preparation for our fourth quarter holiday sales. In fiscal 2008, our cash resources were used to fund our inventory and inventory related purchases, catalog advertising and marketing initiatives, purchases of property and equipment and dividend payments. In addition to the current cash balances on hand, we have a $300,000,000 credit facility available as of February 1, 2009 that may be used for loans or letters of credit. Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000 to provide for a total of $500,000,000 of unsecured revolving credit. During fiscal 2008 and fiscal 2007, we had cumulative borrowings under the credit facility of $195,800,000 and 189,000,000, respectively, of which the maximum amount of borrowings outstanding at any one time were $78,000,000 and $98,000,000 during fiscal 2008 and fiscal 2007, respectively. No amounts were outstanding under the credit facility as of February 1, 2009 or February 3, 2008. Additionally, as of February 1, 2009, $39,559,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. We believe our cash on-hand, in addition to our available credit facilities, will provide adequate liquidity for our business operations over the next 12-month period. Further, based on our current projections, we believe we will be in compliance with all of our bank covenants throughout fiscal 2009.

In fiscal 2008, net cash provided by operating activities was $230,163,000 compared to net cash provided by operating activities of $245,539,000 in fiscal 2007. Cash provided by operating activities in fiscal 2008 was primarily attributable to a decrease in merchandise inventories due to our inventory reduction initiatives throughout fiscal 2008, an increase in deferred rent and lease incentives due to the opening of new stores and a decrease in our prepaid catalog costs due to our catalog circulation optimization strategy. This was partially offset by a decrease in income taxes payable due to the payment of our fiscal 2007 income taxes and a significantly reduced income tax obligation due to reduced earnings in the back half of fiscal 2008.

In fiscal 2007, net cash provided by operating activities was $245,539,000 compared to net cash provided by operating activities of $309,114,000 in fiscal 2006. Cash provided by operating activities in fiscal 2007 was primarily attributable to net earnings, an increase in deferred rent and lease incentives due to new store openings and an increase in customer deposits due to growth in unredeemed gift cards. This was partially offset by an increase in merchandise inventories due to inventories growing at a faster rate than sales, in addition to the purchase of new inventory to support the increase in sales in our core and emerging brands and an increase in our leased square footage of 5.3%.

Net cash used in investing activities was $144,039,000 for fiscal 2008 compared to $197,250,000 in fiscal 2007. Fiscal 2008 purchases of property and equipment were $191,789,000, comprised of $131,792,000 for 29 new and 23 remodeled or expanded stores, $45,847,000 for systems development projects (including e-commerce websites) and $14,150,000 for distribution, facility infrastructure and other projects. Net cash used in investing activities was partially offset by proceeds from the sale of a corporate aircraft of $46,787,000.

Net cash used in investing activities was $197,250,000 for fiscal 2007 compared to $189,287,000 in fiscal 2006. Fiscal 2007 purchases of property and equipment were $212,024,000, comprised of $120,325,000 for 23 new and 26 remodeled or expanded stores, $69,286,000 for systems development projects (including e-commerce websites) and $22,413,000 for distribution, facility infrastructure and other projects. Net cash used in investing activities was partially offset by a $14,770,000 reimbursement from a software developer.

In fiscal 2009, we anticipate investing $90,000,000 to $100,000,000 in the purchase of property and equipment, primarily for the construction of 8 new stores and 7 remodeled or expanded stores, systems development projects (including e-commerce websites), and distribution, facility infrastructure and other projects.

For fiscal 2008, net cash used in financing activities was $52,160,000 compared to $208,482,000 in fiscal 2007, comprised primarily of $50,518,000 for the payment of dividends.

For fiscal 2007, net cash used in financing activities was $208,482,000 compared to $206,027,000 in fiscal 2006, comprised primarily of $190,378,000 for the repurchase of our common stock and $48,863,000 for the payment of dividends, partially offset by $28,362,000 in net proceeds from the exercise of stock options.

Stock Repurchase Program

We did not repurchase any shares of our common stock during fiscal 2008 under our previously authorized $150,000,000 share repurchase program. On December 2, 2008, our Board of Directors terminated this share repurchase program in response to current economic conditions and our belief that in these times it is strategically important to maintain a strong financial position and greater cash reserves.

Contractual Obligations

The following table provides summary information concerning our future contractual obligations as of February 1, 2009:

	Payments Due by Period [1]				
Dollars in thousands	Fiscal 2009	Fiscal 2010 to Fiscal 2012	Fiscal 2013 to Fiscal 2014	Thereafter	Total
Mississippi industrial development bonds	$ 13,150	$ —	$ —	$ —	$ 13,150
Memphis-based distribution facilities obligation	1,438	4,410	3,422	1,968	11,238
Capital leases	114	371	88	—	573
Interest [2]	1,293	2,923	1,069	281	5,566
Operating leases [3,4]	233,240	605,030	315,673	614,378	1,768,321
Purchase obligations [5]	339,302	4,875	—	—	344,177
Total	$588,537	$617,609	$320,252	$616,627	$2,143,025

[1] This table excludes $22.8 million of liabilities for unrecognized tax benefits under FIN 48, as we are not able to reasonably estimate when cash payments for these liabilities will occur. This amount, however, has been recorded as a liability in the accompanying Consolidated Balance Sheet as of February 1, 2009.

[2] Represents interest expected to be paid on our long-term debt, Mississippi industrial development bonds and our capital leases.

[3] See discussion on operating leases in the "Off Balance Sheet Arrangements" section and Note E to our Consolidated Financial Statements.

[4] Projected payments include only those amounts that are fixed and determinable as of the reporting date.

[5] Represents estimated commitments at year-end to purchase inventory and other goods and services in the normal course of business to meet operational requirements.

Mississippi Industrial Development Bonds

In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center. The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $300,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at February 1, 2009 was 1.4%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of February 1, 2009, $13,150,000 remained outstanding on these bonds and was classified as current debt. The bond proceeds were restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center.

Memphis-Based Distribution Facilities Obligation

As of February 1, 2009, total debt of $11,238,000 consisted entirely of bond-related debt pertaining to the consolidation of our Memphis-based distribution facilities in accordance with FIN 46R, "Consolidation of Variable Interest Entities." See discussion of the consolidation of our Memphis-based distribution facilities at Note F to our Consolidated Financial Statements.

Capital Leases

As of February 1, 2009, capital lease obligations of $573,000 consist primarily of leases for distribution center equipment. As of February 3, 2008, we did not have any outstanding capital lease obligations.

Other Contractual Obligations

We have other liabilities reflected in our Consolidated Balance Sheets. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. The timing of these payments cannot be determined, except for amounts estimated to be payable in fiscal 2009 which are included in our current liabilities as of February 1, 2009.

Commercial Commitments

The following table provides summary information concerning our outstanding commercial commitments as of February 1, 2009:

	Amount of Outstanding Commitment Expiration By Period				
Dollars in thousands	Fiscal 2009	Fiscal 2010 to Fiscal 2012	Fiscal 2013 to Fiscal 2014	Thereafter	Total
Credit facility	$ —	—	—	—	$ —
Letter of credit facilities	28,518	—	—	—	28,518
Standby letters of credit	39,559	—	—	—	39,559
Total	$68,077	—	—	—	$68,077

Credit Facility

As of February 1, 2009, we have an amended credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The amended revolving line of credit facility contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to Earnings Before Interest, Income Tax, Depreciation, Amortization and Rent Expense, or "EBITDAR"), a minimum fixed charge coverage ratio (calculated as EBITDAR to total fixed charges), and covenants limiting our ability to repurchase shares of stock or increase our dividend, in addition to covenants limiting our ability to dispose of assets, make acquisitions, be acquired (if a default would result from the acquisition), incur indebtedness, grant liens and make investments. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to material indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our subsidiaries that have guaranteed our credit facility to pay the full amount of our obligations under the credit facility. The amended credit facility matures on October 4, 2011, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at (i) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent, or a rate based on LIBOR plus one percent) plus a margin based on our leverage ratio, or (ii) LIBOR plus a margin based on our leverage ratio. During fiscal 2008 and fiscal 2007, we had cumulative borrowings under the credit facility of $195,800,000 and $189,000,000, respectively, of which the maximum amount of borrowings outstanding at any one time were $78,000,000 and $98,000,000 during fiscal 2008 and fiscal 2007, respectively. No amounts were outstanding under the credit facility as of February 1, 2009 or February 3, 2008. As of February 1, 2009, $39,559,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and certain debt transactions. As of February 1, 2009, we were in compliance with our financial covenants under the credit facility and, based on our current projections, expect to be in compliance throughout 2009.

Letter of Credit Facilities

We have five unsecured commercial letter of credit reimbursement facilities, each of which expires on September 4, 2009. The aggregate credit available under all letter of credit facilities is $165,000,000. The letter of credit facilities contain substantially similar covenants and provide for substantially similar events of default as the credit facility. Interest on amounts outstanding under the letter of credit facilities accrues at the lender's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) plus 2.0%. As of February 1, 2009, an aggregate of $28,518,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of February 1, 2009. The latest expiration possible for any future letters of credit issued under the facilities is February 1, 2010.

OFF BALANCE SHEET ARRANGEMENTS

Operating Leases
We lease store locations, warehouses, corporate facilities, care centers and certain equipment for original terms ranging generally from 2 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability. See Notes A and E to our Consolidated Financial Statements.

The following represent our distribution facility operating lease agreements:

- We have an operating lease for a 1,002,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2022, with two optional five-year renewals.
- We have an operating lease for an additional 1,103,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2023, with two optional five-year renewals.
- We have an operating lease for an additional 1,170,000 square feet of a distribution facility located in Olive Branch, Mississippi. The lease has an initial term of six years, expiring January 2011, with two optional two-year renewals.
- In February 2004, we entered into an agreement to lease 781,000 square feet of a distribution center located in Cranbury, New Jersey. The lease has an initial term of seven years, with three optional five-year renewals. The agreement allows us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises.
- In August 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee. In August 2008, we renewed this lease for an additional two year period and the lease now expires in August 2010. In January 2009, in connection with our infrastructure cost reduction program, we closed this distribution facility and vacated the property as of February 1, 2009. We do, however, continue to be liable for future rental payments under our lease agreement through the end of the lease term in August 2010. Therefore, we have recorded a liability for all contractual future obligations within our Consolidated Balance Sheet as of February 1, 2009.
- In May 2006, we entered into an agreement to lease a 418,000 square foot distribution facility located in South Brunswick, New Jersey. The lease has an initial term of two years, with two optional two-year renewals. In May 2008, we exercised our option under the lease agreement to renew the agreement for an additional two year period. The lease now expires in June 2010.
- In September 2007, we entered into a 10-year agreement to lease 1,180,000 square feet of distribution facility space in City of Industry, California. As of February 3, 2008, we were occupying 950,000 square feet of this facility and, in February 2008, we began occupying the remaining 230,000 square feet.

- During fiscal 2008, we entered into lease agreements in Florida and North Carolina for storage space associated with the additional insourcing of our furniture delivery hubs within the region and for the purpose of a small manufacturing facility.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

CONSOLIDATION OF MEMPHIS-BASED DISTRIBUTION FACILITIES

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus and a significant shareholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of February 1, 2009, $425,000 was outstanding under the Partnership 1 industrial development bonds.

We made annual rental payments in fiscal 2008, fiscal 2007 and fiscal 2006 of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 3.0% as of February 1, 2009), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2009, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of February 1, 2009, $10,813,000 was outstanding under the Partnership 2 industrial development bonds.

We made annual rental payments of approximately $2,577,000, $2,591,000 and $2,585,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Although the current term of the lease expires in August 2009, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship to us and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships, from which we lease our Memphis-based distribution facilities, are consolidated by us. As of February 1, 2009, our consolidated balance sheet includes $16,372,000 in assets (primarily buildings), $11,238,000 in debt and $5,134,000 in other long-term liabilities.

IMPACT OF INFLATION

The impact of inflation on our results of operations for the past three fiscal years has not been significant. In light of the current economic environment, however, we cannot be certain of the effect inflation or deflation may have on our results of our operations in the future.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies affect the significant estimates and assumptions used in the preparation of our consolidated financial statements.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. Our inventory value is adjusted periodically to reflect current market conditions, which requires management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third-party transportation providers.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on net earnings. As of February 1, 2009 and February 3, 2008, our inventory reserves were $20,647,000 and $9,475,000, respectively.

Advertising and Prepaid Catalog Expenses
Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon

various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We review for impairment all stores for which current or projected cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the remaining life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to 20 years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that is commensurate with the risk and approximates our weighted average cost of capital). We recorded impairment charges related to our underperforming retail stores of $33,995,000, $1,082,000 and $5,629,000 in selling, general and administrative expenses in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. See Note A to the Consolidated Financial Statements for additional information regarding Property and Equipment.

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and product and general liability claims reserves based on an actuarial analysis of historical claims data. Self-insurance reserves for employee health benefits, workers' compensation and product and general liability claims were $21,006,000 and $21,512,000 as of February 1, 2009 and February 3, 2008, respectively, and are recorded within accrued salaries, benefits and other on our Consolidated Balance Sheets.

Customer Deposits
Customer deposits are primarily comprised of unredeemed gift cards, gift certificates, and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift cards, gift certificates, and merchandise credits until the earlier of redemption, escheatment or four years as we have concluded that the likelihood of our gift cards and gift certificates being redeemed beyond four years from the date of issuance is remote.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are delivered to our customers. Revenue is recognized for retail sales (excluding home-delivered merchandise) at the

point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Sales Return Reserve

Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. As of February 1, 2009 and February 3, 2008, our reserve for sales returns was $10,142,000 and $17,259,000, respectively.

Stock-Based Compensation

We measure and record compensation expense in our consolidated financial statements for all stock-based compensation awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of issuance. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised or cancelled. The fair value of the award is amortized over the requisite service period. Total stock-based compensation expense was $12,131,000, $26,812,000 and $26,759,000, in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, and is recorded as a component of selling, general and administrative expenses.

Fiscal 2008 stock-compensation expense was impacted by the reversal of approximately $11,023,000 of expense previously recognized relating to previously issued stock awards that would have vested based on the achievement of certain performance criteria. We had recognized compensation expense related to these awards as we believed that it was probable that the performance criteria would be achieved. During the third quarter of fiscal 2008, due to the decline in our operating performance, we concluded that it was no longer probable that these criteria would be achieved and therefore reversed approximately $11,023,000 of compensation expense previously recognized.

Subsequently, our Board of Directors decided to remove or modify the performance conditions but retain the service provisions of the awards. As a result, these awards are now considered probable of vesting. Accordingly, we measured the fair value of all such awards as of the date of the modification and will recognize the fair value over the remaining service period of the awards.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Additionally, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

We adopted the provisions of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* on January 29, 2007, which clarifies the accounting for uncertain tax positions. FIN 48 prescribes a process for the recognition and measurement of a tax position taken or expected to be taken in a tax return and requires us to make estimates of the likelihood that certain tax positions will be realized upon ultimate settlement. It is reasonably possible that current income tax examinations involving uncertain tax positions could be resolved within the next 12 months through administrative adjudicative procedures or settlement.

NEW ACCOUNTING PRONOUNCEMENTS

On February 4, 2008, we adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, for all financial assets and liabilities. SFAS No. 157 establishes a standard definition for fair value, provides a framework under generally accepted accounting principles for measuring fair value and expands disclosure requirements for fair value measurements. In December 2007, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-b, *Effective Date of FASB No. 157*, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and liabilities (except those recognized or disclosed at fair value in the financial statements on a recurring basis) to annual reporting periods beginning after November 15, 2008. We do not have significant financial assets and liabilities or nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis and, as such, the adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operations or cash flows. Further, we do not expect the adoption of FSP No. 157-b to have a material impact on our consolidated financial position, results of operations or cash flows. Additional disclosures will be provided in our Form 10-Q for our first fiscal quarter ending May 3, 2009.

On February 4, 2008, we adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The adoption of SFAS No. 159 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific acquisition-related items, including expensing acquisition-related costs as incurred, valuing non-controlling interests (minority interests) at fair value at the acquisition date, and expensing restructuring costs associated with an acquired business. SFAS 141(R) applies prospectively, with limited exceptions, to business combinations for which the acquisition date is on or after the first fiscal period beginning on or after December 15, 2008. Early adoption is not permitted. Generally, the effect of SFAS 141(R) will depend on future acquisitions and, as such, we do not currently expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include significant deterioration of the U.S. and foreign markets, changes in U.S. interest rates, foreign currency exchange rates, including the devaluation of the U.S. dollar, and the effects of uncertain economic forces which may affect the prices we pay our vendors in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

As of February 1, 2009, we have three debt instruments with variable interest rates which subject us to risks associated with changes in interest rates (the interest payable on our credit facility, Mississippi industrial development bond and bond-related debt associated with our Memphis-based distribution facilities). As of February 1, 2009, the total outstanding principal balance on these instruments was $13,575,000 (weighted average interest rate of approximately 2.0% as of February 1, 2009). Although we had no borrowings outstanding under our line of credit facility as of year-end, had we borrowed under our line of credit on February 1, 2009, the interest rate in effect would have been approximately 2.8%. If interest rates on these existing variable rate debt instruments rose 20 basis points (an approximate 10% increase in the associated variable rates as of February 1, 2009), our results from operations and cash flows would not be materially affected.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. As of February 1, 2009, our investments, made solely in U.S Treasury bills and money market funds, are stated at cost and approximate their fair values. An increase in interest rates of 10% would have an immaterial effect on the value of these investments. Declines in interest rates, however, have and would in the future decrease the income derived from these investments.

Foreign Currency Risks

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are denominated in U.S. dollars, however, approximately 5% of our international purchase transactions are in currencies other than the U.S. dollar, primarily the euro. Any currency risks related to these international purchase transactions were not significant to us during fiscal 2008 and fiscal 2007. Since we pay for the majority of our international purchases in U.S. dollars, however, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors in their effort to offset any lost profits associated with any currency devaluation. We can not predict with certainty the effect these increased costs may have on our financial statements or results of operations.

In addition, as of February 1, 2009, we have 16 retail stores in Canada and limited operations in both Europe and Asia, each of which expose us to market risk associated with foreign currency exchange rate fluctuations. Although these exchange rate fluctuations have not been material to us in the past, we may enter into foreign currency contracts in the future to minimize any currency remeasurement risk associated with the intercompany assets and liabilities of our subsidiaries. We did not enter into any foreign currency contracts during fiscal 2008 or fiscal 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.
Consolidated Statements of Earnings

Dollars and shares in thousands, except per share amounts	Fiscal Year Ended Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Net revenues	$3,361,472	$3,944,934	$3,727,513
Cost of goods sold	2,226,300	2,408,963	2,240,226
Gross margin	1,135,172	1,535,971	1,487,287
Selling, general and administrative expenses	1,093,019	1,222,573	1,159,786
Interest income	(1,280)	(5,041)	(11,810)
Interest expense	1,480	2,099	2,125
Earnings before income taxes	41,953	316,340	337,186
Income taxes	11,929	120,583	128,318
Net earnings	$ 30,024	$ 195,757	$ 208,868
Basic earnings per share	$ 0.28	$ 1.79	$ 1.83
Diluted earnings per share	$ 0.28	$ 1.76	$ 1.79
Shares used in calculation of earnings per share:			
Basic	105,530	109,273	114,020
Diluted	106,880	111,447	116,773

See Notes to Consolidated Financial Statements.

Form 10-K

Williams-Sonoma, Inc.
Consolidated Balance Sheets

Dollars and shares in thousands, except per share amounts	Feb. 1, 2009	Feb. 3, 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 148,822	$ 118,950
Accounts receivable – net	37,405	48,052
Merchandise inventories – net	572,899	693,661
Prepaid catalog expenses	36,424	54,907
Prepaid expenses	45,354	32,276
Deferred income taxes	90,349	91,843
Other assets	9,420	10,086
Total current assets	940,673	1,049,775
Property and equipment – net	942,219	981,075
Non-current deferred income taxes	36,555	44,997
Other assets, net	16,017	18,007
Total assets	$1,935,464	$2,093,854
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 162,362	$ 197,561
Accrued salaries, benefits and other	75,732	95,383
Customer deposits	192,209	201,743
Income taxes payable	112	83,984
Current portion of long-term debt	14,702	14,734
Other liabilities	15,620	18,129
Total current liabilities	460,737	611,534
Deferred rent and lease incentives	264,672	247,836
Long-term debt	10,259	11,238
Other long-term obligations	51,812	57,523
Total liabilities	787,480	928,131
Commitments and contingencies – See Note L		
Shareholders' equity		
Preferred stock, $.01 par value, 7,500 shares authorized, none issued	—	—
Common stock, $.01 par value, 253,125 shares authorized, 105,664 shares issued and outstanding at February 1, 2009; 105,349 shares issued and outstanding at February 3, 2008	1,057	1,054
Additional paid-in capital	416,366	403,217
Retained earnings	725,052	746,201
Accumulated other comprehensive income	5,509	15,251
Total shareholders' equity	1,147,984	1,165,723
Total liabilities and shareholders' equity	$1,935,464	$2,093,854

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Shareholders' Equity

Dollars and shares in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Comprehensive Income
Balance at January 29, 2006	114,779	$1,148	$325,146	$ 791,329	$ 7,695	$1,125,318	
Net earnings	—	—	—	208,868	—	208,868	$208,868
Foreign currency translation adjustment	—	—	—	—	76	76	76
Unrealized gain on investment	—	—	—	—	13	13	13
Exercise of stock options and related tax effect	913	9	21,349	—	—	21,358	
Repurchase and retirement of common stock	(5,824)	(58)	(15,031)	(170,419)	—	(185,508)	
Stock-based compensation expense	—	—	26,759	54	—	26,813	
Dividends declared	—	—	—	(45,507)	—	(45,507)	
Comprehensive income							$208,957
Balance at January 28, 2007	109,868	$1,099	$358,223	$ 784,325	$ 7,784	$1,151,431	
Net earnings	—	—	—	195,757	—	195,757	195,757
Foreign currency translation adjustment	—	—	—	—	7,482	7,482	7,482
Unrealized loss on investment	—	—	—	—	(15)	(15)	(15)
Exercise of stock options and related tax effect	1,677	16	36,337	—	—	36,353	
Repurchase and retirement of common stock	(6,196)	(61)	(18,060)	(172,257)	—	(190,378)	
Stock-based compensation expense			26,717	60	—	26,777	
Dividends declared	—	—	—	(50,000)	—	(50,000)	
Adoption of FIN 48	—	—	—	(11,684)	—	(11,684)	
Comprehensive income							$203,224
Balance at February 3, 2008	105,349	$1,054	$403,217	$ 746,201	$15,251	$1,165,723	
Net earnings	—	—	—	30,024	—	30,024	30,024
Foreign currency translation adjustment	—	—	—	—	(9,742)	(9,742)	(9,742)
Exercise of stock options and related tax effect	299	3	1,034	—	—	1,037	
Release of restricted stock units	16	—	—	—	—	—	
Stock-based compensation expense	—	—	12,115	16	—	12,131	
Dividends declared	—	—	—	(51,189)	—	(51,189)	
Comprehensive income							$ 20,282
Balance at February 1, 2009	105,664	$1,057	$416,366	$ 725,052	$ 5,509	$1,147,984	

Form 10-K

Williams-Sonoma, Inc.

Consolidated Statements of Cash Flows

Dollars in thousands	Fiscal Year Ended Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Cash flows from operating activities:			
Net earnings	$ 30,024	$ 195,757	$ 208,868
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	148,083	140,701	135,031
Loss on disposal/impairment of assets	39,317	4,700	17,113
Gain on sale of asset	(16,115)	—	—
Amortization of deferred lease incentives	(31,266)	(29,400)	(28,683)
Deferred income taxes	5,107	(31,951)	(50,751)
Tax benefit from exercise of stock-based compensation	1,059	3,922	2,545
Stock-based compensation expense	12,131	26,812	26,813
Other	(416)	—	—
Changes in:			
Accounts receivable	9,579	2,091	1,070
Merchandise inventories	118,679	(81,469)	(90,598)
Prepaid catalog expenses	18,483	4,702	(5,684)
Prepaid expenses and other assets	(8,578)	(8,161)	5,398
Accounts payable	(27,532)	(30,068)	11,981
Accrued salaries, benefits and other current and long term liabilities[1]	(24,361)	5,945	(6,141)
Customer deposits	(8,644)	13,458	14,958
Deferred rent and lease incentives	49,619	37,675	49,079
Income taxes payable	(85,006)	(9,175)	18,115
Net cash provided by operating activities	230,163	245,539	309,114
Cash flows from investing activities:			
Purchases of property and equipment	(191,789)	(212,024)	(190,980)
Proceeds from sale of assets and investments	47,257	285	589
Proceeds from software developer reimbursement	—	14,770	—
Proceeds from insurance reimbursement	632	—	1,104
Other	(139)	(281)	—
Net cash used in investing activities	(144,039)	(197,250)	(189,287)
Cash flows from financing activities:			
Borrowings under line of credit	195,800	189,000	—
Repayments of borrowings under line of credit	(195,800)	(189,000)	—
Repayments of long-term obligations	(1,617)	(2,703)	(4,679)
Net proceeds from exercise of stock options	461	28,362	13,935
Excess tax benefit from exercise of stock-based compensation	1,034	5,100	4,878
Payment of dividends	(50,518)	(48,863)	(34,435)
Credit facility costs	(1,520)	—	(218)
Repurchases of common stock	—	(190,378)	(185,508)
Net cash used in financing activities	(52,160)	(208,482)	(206,027)
Effect of exchange rates on cash and cash equivalents	(4,092)	3,714	647
Net increase (decrease) in cash and cash equivalents	29,872	(156,479)	(85,553)
Cash and cash equivalents at beginning of year	118,950	275,429	360,982
Cash and cash equivalents at end of year	$ 148,822	$ 118,950	$ 275,429
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest[2]	$ 2,550	$ 3,484	$ 2,815
Income taxes[3]	118,356	154,948	155,041

[1] *Includes the impact from the implementation of FIN 48. See Note A.*

[2] *Interest paid, net of capitalized interest, was $1.4 million, $2.1 million and $2.1 million in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.*

[3] *Income taxes paid is presented net of refunds of $1.4 million, $1.5 million and $1.7 million in fiscal 2008, fiscal 2007, and fiscal 2006, respectively.*

See Notes to Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The direct-to-customer segment of our business sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). The catalogs reach customers throughout the U.S., while the five retail concepts, as of February 1, 2009, operated 627 stores in 44 states, Washington, D.C., Canada and Puerto Rico.

Significant intercompany transactions and accounts have been eliminated.

Fiscal Year
Our fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal 2008, a 52-week year, ended on February 1, 2009; fiscal 2007, a 53-week year, ended on February 3, 2008; and fiscal 2006, a 52-week year, ended on January 28, 2007.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash Equivalents
Cash equivalents include highly liquid investments with an original maturity of three months or less. Our policy is to invest in high-quality, short-term instruments to achieve maximum yield while maintaining a level of liquidity consistent with our needs. As of February 1, 2009, we were primarily invested in U.S. Treasury bills and money market funds. Book cash overdrafts issued, but not yet presented to the bank for payment, are reclassified to accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Accounts receivable consist primarily of credit card and landlord receivables for which collectibility is reasonably assured. Other miscellaneous receivables are evaluated for collectibility on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary. Our allowance for doubtful accounts was not material to our financial statements as of February 1, 2009 and February 3, 2008.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. Our inventory value is adjusted periodically to reflect current market conditions, which requires management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on net earnings. As of February 1, 2009 and February 3, 2008, our inventory reserves were $20,647,000 and $9,475,000, respectively.

Advertising and Prepaid Catalog Expenses

Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Total advertising expenses (including catalog advertising, e-commerce advertising and all other advertising costs) were approximately $328,019,000, $379,468,000 and $365,829,000 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets below.

Leasehold improvements	Shorter of estimated useful life or lease term (generally 2 – 22 years)
Fixtures and equipment	2 – 20 years
Buildings and building improvements	10 – 40 years
Capitalized software	2 – 10 years
Corporate aircraft	20 years (20% salvage value)

Internally developed software costs are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Interest costs related to assets under construction, including software projects, are capitalized during the construction or development period. We capitalized interest costs of $1,163,000, $1,389,000 and $699,000 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

For any facility closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed, however, most store closures occur upon the lease expiration.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We review for impairment all stores for which current or projected cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the remaining life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to 20 years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that is commensurate with the risk and approximates our weighted average cost of capital). We recorded impairment charges related to our underperforming retail stores of $33,995,000, $1,082,000 and $5,629,000 in selling, general and administrative expenses in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Lease Rights and Other Intangible Assets
Lease rights, representing costs incurred to acquire the lease of a specific commercial property, are recorded at cost in other assets and are amortized over the lives of the respective leases. Other intangible assets primarily include fees associated with the acquisition of our credit facility and are recorded at cost in other assets and amortized over the life of the facility.

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and product and general liability claims reserves based on an actuarial analysis of historical claims data. Self-insurance reserves for employee health benefits, workers' compensation and product and general liability claims were $21,006,000 and $21,512,000 as of February 1, 2009 and February 3, 2008, respectively, and are recorded within accrued salaries, benefits and other on our Consolidated Balance Sheets.

Customer Deposits
Customer deposits are primarily comprised of unredeemed gift cards, gift certificates, and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift cards, gift certificates, and merchandise credits until the earlier of redemption, escheatment or four years as we have concluded that the likelihood of our gift cards and gift certificates being redeemed beyond four years from the date of issuance is remote.

Deferred Rent and Lease Incentives
For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, we recognize rental expense on a straight-line basis over the lease term, including the construction period,

and record the difference between rent expense and the amount currently payable as deferred rent. In accordance with Financial Accounting Standards Board ("FASB") Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred During a Construction Period," we record rental expense during the construction period. Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the lease term, including the construction period.

Contingent Liabilities
Contingent liabilities are recorded when it is determined that the outcome of an event is expected to result in a loss that is considered probable and reasonably estimable.

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximate their estimated fair values.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are delivered to our customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition." Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Sales Returns Reserve
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. A summary of activity in the sales returns reserve is as follows:

Dollars in thousands	Fiscal 2008[1] (52 Weeks)	Fiscal 2007[1] (53 Weeks)	Fiscal 2006[1] (52 Weeks)
Balance at beginning of year	$ 17,259	$ 15,467	$ 13,682
Provision for sales returns	206,288	277,281	264,630
Actual sales returns	(213,405)	(275,489)	(262,845)
Balance at end of year	$ 10,142	$ 17,259	$ 15,467

[1]Amounts are shown net of cost of goods sold.

Vendor Allowances
We receive allowances or credits from certain vendors for volume rebates. We treat such volume rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are recorded in both cost of goods sold and in selling, general and administrative expenses.

Cost of Goods Sold
Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Stock-Based Compensation
We account for stock-based compensation arrangements in accordance with Statements of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," by measuring and recording compensation expense in our consolidated financial statements for all stock-based compensation awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of issuance. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised or cancelled. The fair value of the award is amortized over the requisite service period. Total stock-based compensation expense was $12,131,000, $26,812,000 and $26,759,000 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, and is recorded as a component of selling, general and administrative expenses.

Financial Instruments
As of February 1, 2009, we have 16 retail stores in Canada and limited operations in both Europe and Asia, each of which expose us to market risk associated with foreign currency exchange rate fluctuations. Although these exchange rate fluctuations have not been material to us in the past, we may enter into foreign currency contracts in the future to minimize any currency remeasurement risk associated with the intercompany assets and liabilities of our subsidiaries. We did not enter into any foreign currency contracts during fiscal 2008, fiscal 2007 or fiscal 2006.

Foreign Currency Translation
We have subsidiaries which have foreign operations and a functional currency different than the U.S. dollar, such as in Canada (functional currency of the CAD), in Europe (functional currency of the Euro), in the United Kingdom (functional currency of GBP), and in Singapore (functional currency of the Singapore Dollar). Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within shareholders' equity. Gains and losses in fiscal 2008 and fiscal 2007 resulting from foreign currency transactions have not been significant and are included in selling, general and administrative expenses.

Earnings Per Share
Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period plus common stock equivalents consisting of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Additionally, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

On January 29, 2007, we adopted the provisions of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertain tax positions. As a result of the implementation of FIN 48, we recognized an $11,684,000 increase in unrecognized tax benefits, which was accounted for as a reduction to the January 29, 2007 balance of retained earnings.

New Accounting Pronouncements

On February 4, 2008, we adopted SFAS No. 157, *Fair Value Measurements*, for all financial assets and liabilities. SFAS No. 157 establishes a standard definition for fair value, provides a framework under generally accepted accounting principles for measuring fair value and expands disclosure requirements for fair value measurements. In December 2007, the FASB issued FSP No. 157-b, *Effective Date of FASB No. 157*, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and liabilities (except those recognized or disclosed at fair value in the financial statements on a recurring basis) to annual reporting periods beginning after November 15, 2008. We do not have significant financial assets and liabilities or nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis and, as such, the adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operations or cash flows. Further, we do not expect the adoption of FSP No. 157-b to have a material impact on our consolidated financial position, results of operations or cash flows. Additional disclosures will be provided in our Form 10-Q for our first fiscal quarter ending May 3, 2009.

On February 4, 2008, we adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The adoption of SFAS No. 159 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific acquisition-related items, including expensing acquisition-related costs as incurred, valuing non-controlling interests (minority interests) at fair value at the acquisition date, and expensing restructuring costs associated with an acquired business. SFAS 141(R) applies prospectively, with limited exceptions, to business combinations for which the acquisition date is on or after the first fiscal period beginning on or after December 15, 2008. Early adoption is not permitted. Generally, the effect of SFAS 141(R) will depend on future acquisitions and, as such, we do not currently expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

Note B: Property and Equipment

Property and equipment consists of the following:

Dollars in thousands	Feb. 1, 2009	Feb. 3, 2008
Leasehold improvements	$ 828,414	$ 800,658
Fixtures and equipment	578,259	544,152
Capitalized software	247,613	196,311
Land and buildings	133,406	133,435
Corporate systems projects in progress [1]	66,469	96,493
Construction in progress [2]	25,866	23,384
Corporate aircraft	11,503	48,668
Total	1,891,530	1,843,101
Accumulated depreciation and amortization	(949,311)	(862,026)
Property and equipment – net	$ 942,219	$ 981,075

[1] *Corporate systems projects in progress is primarily comprised of a new merchandising, inventory management and order management system currently under development.*

[2] *Construction in progress is primarily comprised of leasehold improvements and furniture and fixtures related to new, expanded or remodeled retail stores where construction had not been completed as of year-end.*

Note C: Borrowing Arrangements

Long-term debt consists of the following:

Dollars in thousands	Feb. 1, 2009	Feb. 3, 2008
Obligations under capital leases	$ 573	$ –
Memphis-based distribution facilities obligation	11,238	12,822
Mississippi industrial development bonds	13,150	13,150
Total debt	24,961	25,972
Less current maturities	14,702	14,734
Total long-term debt	$10,259	$11,238

Capital Leases

As of February 1, 2009, capital lease obligations of $573,000 consist primarily of leases for distribution center equipment. As of February 3, 2008, we did not have any outstanding capital lease obligations.

Memphis-Based Distribution Facilities Obligation

See Note F for a discussion on our bond-related debt pertaining to our Memphis-based distribution facilities.

Mississippi Industrial Development Bonds

In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi, distribution center. The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $300,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at February 1, 2009 was 1.4%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of February 1, 2009, $13,150,000 remained outstanding on these bonds and was classified as current debt. The bond proceeds were restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center.

The aggregate maturities of long-term debt at February 1, 2009 were as follows:

Dollars in thousands	
Fiscal 2009	$14,702
Fiscal 2010	1,587
Fiscal 2011	1,542
Fiscal 2012	1,652
Fiscal 2013	1,724
Thereafter	3,754
Total	$24,961

Credit Facility

As of February 1, 2009, we have an amended credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The amended revolving line of credit facility contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to Earnings Before Interest, Income Tax, Depreciation, Amortization and Rent Expense, or "EBITDAR"), a minimum fixed charge coverage ratio (calculated as EBITDAR to total fixed charges), and covenants limiting our ability to repurchase shares of stock or increase our dividend, in addition to covenants limiting our ability to dispose of assets, make acquisitions, be acquired (if a default would result from the acquisition), incur indebtedness, grant liens and make investments. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to material indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our subsidiaries that have guaranteed our credit facility to pay the full amount of our obligations under the credit facility. The amended credit facility matures on October 4, 2011, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at (i) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent, or a rate based on LIBOR plus one percent) plus a margin based on our leverage ratio, or (ii) LIBOR plus a margin based on our leverage ratio. During fiscal 2008 and fiscal 2007, we had cumulative borrowings under the credit facility of $195,800,000 and $189,000,000, respectively, of which the maximum amount of borrowings outstanding at any one time were $78,000,000 and $98,000,000 during fiscal 2008 and fiscal 2007, respectively. No amounts were outstanding under the credit facility as of February 1, 2009 or February 3, 2008. As of February 1, 2009, $39,559,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and certain debt transactions. As of February 1, 2009, we were in compliance with our financial covenants under the credit facility and, based on our current projections, expect to be in compliance throughout 2009.

Letter of Credit Facilities

We have five unsecured commercial letter of credit reimbursement facilities, each of which expires on September 4, 2009. The aggregate credit available under all letter of credit facilities is $165,000,000. The letter of credit facilities contain substantially similar covenants and provide for substantially similar events of default as the credit facility. Interest on amounts outstanding under the letter of credit facilities accrues at the lender's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) plus 2.0%. As of February 1, 2009, an aggregate of $28,518,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of February 1, 2009. The latest expiration possible for any future letters of credit issued under the facilities is February 1, 2010.

Interest Expense
Interest expense was $1,480,000 (net of capitalized interest of $1,163,000), $2,099,000 (net of capitalized interest of $1,389,000) and $2,125,000 (net of capitalized interest of $699,000) for fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	Fiscal Year Ended		
Dollars in thousands	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
United States	$ 33,376	$ 299,235	$ 319,732
Foreign	8,577	17,105	17,454
Total earnings before income taxes	$ 41,953	$ 316,340	$ 337,186

The provision for income taxes consists of the following:

	Fiscal Year Ended		
Dollars in thousands	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Current			
Federal	$ 5,143	$126,219	$148,125
State	(1,096)	19,254	24,645
Foreign	2,775	7,061	6,299
Total current	6,822	152,534	179,069
Deferred			
Federal	4,817	(26,494)	(44,573)
State	(83)	(4,796)	(5,802)
Foreign	373	(661)	(376)
Total deferred	5,107	(31,951)	(50,751)
Total provision	$11,929	$120,583	$128,318

Except where required by U.S. tax law, we have historically elected not to provide for U.S. income taxes with respect to the undistributed earnings of our foreign subsidiaries as we have intended to utilize those earnings in our foreign operations for an indefinite period of time. In the fourth quarter of fiscal 2008, based on the current economic environment, we assessed our anticipated future cash needs and the overall financial position of our Canadian subsidiary and concluded that the remaining undistributed earnings were in excess of our future cash requirements for the on-going operations of our Canadian subsidiary. Accordingly, our Canadian subsidiary repatriated $13,900,000 to our U.S. operations in the fourth quarter of fiscal 2008. These repatriated earnings were offset by foreign tax credits that reduced the financial tax liability associated with this foreign dividend to zero. The accumulated undistributed earnings of all of our foreign subsidiaries were approximately $500,000 as of February 1, 2009 and are sufficient to support our anticipated future cash needs for our foreign operations. We currently intend to utilize the remainder of these undistributed earnings for an indefinite period of time and will only repatriate such earnings when it is tax effective to do so. It is currently not practical to estimate the tax liability that might be payable if these foreign earnings were to be repatriated.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

	Fiscal Year Ended		
	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State income tax rate	(8.2%)	3.5%	4.0%
Other	1.6%	(0.4%)	(0.9%)
Total	28.4%[1]	38.1%	38.1%

[1] The decrease in the fiscal 2008 effective income tax rate was primarily driven by certain favorable income tax resolutions during fiscal 2008.

Significant components of our deferred tax accounts are as follows:

Dollars in thousands	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)
Current:		
Compensation	$ 12,436	$ 11,392
Inventory	19,538	22,117
Accrued liabilities	11,868	17,585
Customer deposits	58,197	61,215
Deferred catalog costs	(14,589)	(21,184)
Other	2,899	718
Total current	90,349	91,843
Non-current:		
Depreciation	13,392	14,616
Deferred rent	15,672	12,390
Stock-based compensation	20,828	17,757
Deferred lease incentives	(27,548)	(23,046)
Executive deferral plan	4,527	6,214
State taxes	8,260	15,985
Other	1,424	1,081
Total non-current	36,555	44,997
Total deferred tax assets, net	$126,904	$136,840

As of February 1, 2009, we had $16,243,000 of gross unrecognized tax benefits, of which $10,558,000 would, if recognized, affect the effective tax rate. The gross unrecognized tax benefits as of February 3, 2008 were $35,211,000, of which $22,634,000 would, if recognized, affect the effective tax rate.

The following table summarizes the activity related to our gross unrecognized tax benefits:

Dollars in thousands	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)
Balance at beginning of year	$ 35,211	$30,981
Increases related to current year tax positions	2,018	7,076
Increases for tax positions for prior years	178	712
Decreases for tax positions for prior years	(1,628)	(1,010)
Settlements	(18,469)	(1,979)
Lapse in statute of limitations	(1,067)	(569)
Balance at end of year	$ 16,243	$35,211

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of February 1, 2009 and February 3, 2008, our accruals, primarily for the payment of interest, totaled $6,450,000, and $9,006,000, respectively.

Due to the potential resolution of state issues, it is reasonably possible that the balance of our gross unrecognized tax benefits balance could decrease within the next twelve months by a range of zero to $3,500,000.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal Revenue Service (IRS) has concluded its examination of our U.S. federal income tax returns for years prior to 2004 without any significant adjustments. Substantially all material state, local and foreign income tax examinations have been concluded for years through 1999.

Note E: Accounting for Leases

Operating Leases

We lease store locations, warehouses, corporate facilities, care centers and certain equipment for original terms ranging generally from 2 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability.

Total rental expense for all operating leases was as follows:

	Fiscal Year Ended		
Dollars in thousands	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Rent expense[1]	$161,254	$146,226	$130,870
Contingent rent expense	32,268	35,731	35,020
Less: sublease rental income	(175)	(46)	(39)
Total rent expense	$193,347	$181,911	$165,851

[1] *Excludes expense of approximately $2.0 million recorded in fiscal 2008 related to future minimum lease commitments on the distribution facility that was closed during the fourth quarter of fiscal 2008 associated with our infrastructure cost reduction program (See Note N).*

The aggregate minimum annual cash rental payments under non-cancelable operating leases (excluding the Memphis-based distribution facilities) in effect at February 1, 2009 were as follows:

Dollars in thousands	Lease Commitments[1,2]
Fiscal 2009	$ 233,240
Fiscal 2010	222,131
Fiscal 2011	200,670
Fiscal 2012	182,229
Fiscal 2013	167,964
Thereafter	762,087
Total	$1,768,321

[1] *Represents future projected cash payments and therefore, is not necessarily representative of future expected rental expense.*

[2] *Projected cash payments include only those amounts that are fixed and determinable as of the reporting date. We currently pay rent for certain store locations based on a percentage of store sales if a specified store sales threshold is or is not met or if contractual obligations of the landlord have not been met. Projected payments for these locations are based on minimum rent, which is generally higher as future store sales cannot be predicted with certainty. In addition, these projected payments do not include any benefit from deferred lease incentive income, which is reflected within "Rent expense" above.*

Note F: Consolidation of Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus and a significant shareholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of February 1, 2009, $425,000 was outstanding under the Partnership 1 industrial development bonds.

We made annual rental payments in fiscal 2008, fiscal 2007 and fiscal 2006 of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 3.0% on February 1, 2009), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2009, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of February 1, 2009, $10,813,000 was outstanding under the Partnership 2 industrial development bonds.

We made annual rental payments of approximately $2,577,000, $2,591,000 and $2,585,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Although the current term of the lease expires in August 2009, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships, from which we lease our Memphis-based distribution facilities, are consolidated by us. As of February 1, 2009, our consolidated balance sheet includes $16,372,000 in assets (primarily buildings), $11,238,000 in debt and $5,134,000 in other long-term liabilities.

Note G: Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

Dollars and amounts in thousands, except per share amounts	Net Earnings	Weighted Average Shares	Per-Share Amount
2008 (52 Weeks)			
Basic	$ 30,024	105,530	$0.28
Effect of dilutive stock-based awards		1,350	
Diluted	$ 30,024	106,880	$0.28
2007 (53 Weeks)			
Basic	$195,757	109,273	$1.79
Effect of dilutive stock-based awards		2,174	
Diluted	$195,757	111,447	$1.76
2006 (52 Weeks)			
Basic	$208,868	114,020	$1.83
Effect of dilutive stock-based awards		2,753	
Diluted	$208,868	116,773	$1.79

Stock-based awards of 6,428,000, 5,612,000 and 4,181,000 in fiscal 2008, fiscal 2007 and fiscal 2006 respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

Note H: Common Stock

Authorized preferred stock consists of 7,500,000 shares at $0.01 par value of which none was outstanding during fiscal 2008 or fiscal 2007. Authorized common stock consists of 253,125,000 shares at $0.01 par value. Common stock outstanding as of February 1, 2009 and February 3, 2008 was 105,664,000 and 105,349,000 shares, respectively. Our Board of Directors is authorized to issue equity awards for up to the total number of shares authorized and remaining available for grant under our 2001 Amended and Restated Long-Term Incentive Plan.

We did not repurchase any shares of our common stock during fiscal 2008 under our previously authorized $150,000,000 share repurchase program. On December 2, 2008, our Board of Directors terminated this share repurchase program in response to current economic conditions and our belief that in these times it is strategically important to maintain a strong financial position and greater cash reserves.

During fiscal 2008 and fiscal 2007, total cash dividends declared were approximately $51,189,000 and $50,000,000, respectively, or $0.12 per common share per quarter. Subsequent to year-end, on March 24, 2009, our Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on May 26, 2009 to shareholders of record as of the close of business on April 27, 2009. Our quarterly cash dividend may be limited or terminated at any time.

Note I: Stock-Based Compensation

Our Amended and Restated 2001 Long-Term Incentive Plan (the "2001 Plan") provides for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units, deferred stock awards (collectively, "stock awards") and dividend equivalents up to an aggregate of 15,959,903 shares. As of February 1, 2009, there were approximately 1,076,714 shares available for future grant. Awards may be granted under the 2001 Plan to officers, employees and non-employee Board members of the company or any parent or subsidiary. Annual grants are limited to 1,000,000 shares covered by option awards and 400,000 shares covered by stock awards on a per person basis. All grants of option awards made under the 2001 Plan have a maximum term of ten years, except incentive stock options that may be issued to 10% shareholders, which have a maximum term of five years. The exercise price of these option awards is not less than 100% of the closing price of our stock on the date prior to the grant date or not less than 110% of such closing price for an incentive stock option granted to a 10% shareholder. Option awards granted to employees generally vest over four to five years. Stock awards granted to employees generally vest over a period of three to five years for service based awards, and four to five years for performance based awards. Certain option and stock awards contain vesting acceleration clauses in the event of a merger or similar corporate event. Option and stock awards granted to non-employee Board members generally vest in approximately one year. Non-employee Board members automatically receive stock awards on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of shareholders (as long as they continue to serve as a non-employee Board member). Shares issued as a result of option award exercises will be funded with the issuance of new shares.

We account for stock-based compensation arrangements in accordance with SFAS No. 123R, "Share-Based Payment," which requires us to measure and record compensation expense in our consolidated financial statements for all employee stock-based awards using a fair value method.

Total Stock-Based Compensation Expense

During fiscal 2008, fiscal 2007 and fiscal 2006, we recognized total stock-based compensation expense, as a component of selling, general and administrative expenses, of $12,131,000 (which includes the $11,023,000 reversal of compensation expense related to performance-based stock awards), $26,812,000, and $26,759,000, respectively. As of February 1, 2009, there was a remaining unamortized expense balance of $50,145,000 (net of estimated forfeitures), which we expect to be recognized on a straight-line basis over an average remaining service period of approximately three years.

Fiscal 2008 stock-compensation expense was impacted by the reversal of approximately $11,023,000 of expense previously recognized relating to previously issued stock awards that would have vested based on the achievement of certain performance criteria. We had recognized compensation expense related to these awards as we believed that it was probable that the performance criteria would be achieved. During the third quarter of fiscal 2008, due to the decline in our operating performance, we concluded that it was no longer probable that these criteria would be achieved and therefore reversed approximately $11,023,000 of compensation expense previously recognized.

Subsequently, our Board of Directors decided to remove or modify the performance conditions but retain the service provisions of the awards. As a result, these awards are now considered probable of vesting. Accordingly, we measured the fair value of all such awards as of the date of the modification and will recognize the fair value over the remaining service period of the awards.

Compensation expense is recorded for the following awards:

- *Stock Options* – Compensation expense related to the remaining unvested portion of all stock options granted prior to the adoption of SFAS No. 123R is based on the grant date fair value (using the market value of our stock on the date prior to the grant date), estimated in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148. Compensation expense related to all stock options granted subsequent to the SFAS No. 123R adoption date is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

- *Stock-Settled Stock Appreciation Rights* – Compensation expense is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

- *Restricted Stock Units* – For performance-based restricted stock units, compensation expense is based on the grant date fair value (or modification date fair values, if applicable) and the probability that the performance metrics will be achieved. For non-performance-based restricted stock units, compensation expense is based on the grant date fair value.

Stock Options

The following table summarizes our stock option activity during fiscal 2008 and fiscal 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at January 28, 2007	9,026,289	$ 23.04		
Granted[2]	—	—		
Exercised	(1,979,641)	19.45		$28,470,000
Canceled	(415,499)	36.60		
Balance at February 3, 2008	6,631,149	$ 23.26		
Granted[2]	—	—		
Exercised	(571,782)	10.96		$ 6,219,000
Canceled	(432,824)	35.29		
Balance at February 1, 2009	5,626,543	$ 23.58	3.48	$ 0
Vested at February 1, 2009	5,109,153	22.22	3.22	$ 0
Vested plus expected to vest at February 1, 2009	5,581,057	23.46	3.46	$ 0

[1] *Intrinsic value for outstanding and vested options is defined as the excess of the market value on the last business day of the fiscal year (or $7.92) over the exercise price, if any. For exercises, intrinsic value is defined as the difference between the grant date exercise price and the market value on the date of exercise.*

[2] *In fiscal 2006, we began issuing stock-settled stock appreciation rights in lieu of stock option grants. Therefore, no stock options were granted during fiscal 2008 or fiscal 2007. See the stock-settled stock appreciation rights table below.*

The following table summarizes information about stock options outstanding at February 1, 2009:

	Stock Options Outstanding			*Stock Options Exercisable*	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Term Remaining (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.31 - $ 13.66	1,163,578	1.61	$11.03	1,163,578	$11.03
$ 13.85 - $ 16.34	1,139,652	1.14	14.65	1,139,652	14.65
$ 16.53 - $ 28.25	1,183,268	3.47	22.61	1,183,268	22.61
$ 28.45 - $ 38.34	1,135,215	5.13	32.61	970,105	32.57
$ 38.84 - $ 43.85	1,004,830	6.44	39.20	652,550	39.26
$ 8.31 - $ 43.85	5,626,543	3.48	$23.58	5,109,153	$22.22

Stock-Settled Stock Appreciation Rights

A stock-settled stock appreciation right is an award that allows the recipient to receive common stock equal to the appreciation in the fair market value of our common stock between the date the award was granted and the conversion date for the number of shares vested.

The following table summarizes our stock-settled stock appreciation right activity during fiscal 2008 and fiscal 2007:

	Shares	Weighted Average Conversion Price[1]	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[2]
Balance at January 28, 2007	1,978,850	$36.01		
Granted (weighted average fair value of $11.56)	1,539,200	34.42		
Converted	—	—		—
Canceled	(231,580)	36.07		
Balance at February 3, 2008	3,286,470	35.27		
Granted (weighted average fair value of $3.16)	4,794,300	8.61		
Converted	—	—		—
Canceled	(469,256)	32.17		
Balance at February 1, 2009	7,611,514	$18.67	9.02	$ 0
Vested at February 1, 2009	1,209,628	$35.19	7.76	$ 0
Vested plus expected to vest at February 1, 2009	6,108,126	$19.86	8.93	$ 0

[1] *Conversion price is defined as the price from which stock-settled stock appreciation rights are measured and is equal to the market value on the date of issuance.*

[2] *Intrinsic value for activities other than conversions is defined as the excess of the grant price over the current market value on the last business day of the fiscal year (or $7.92), if any. For conversions, intrinsic value is defined as the difference between the grant date price and the market value on the date of the conversion.*

The following table summarizes information about stock-settled stock appreciation rights outstanding at February 1, 2009:

	Stock-Settled Stock Appreciation Rights Outstanding			*Stock-Settled Stock Appreciation Rights Vested*	
Range of Conversion Prices	Number Outstanding	Weighted Average Contractual Term Remaining (Years)	Weighted Average Conversion Price	Number Vested	Weighted Average Conversion Price
$ 8.01 – $ 8.31	70,600	9.89	$ 8.08	—	—
$ 8.56 – $ 8.56	4,643,800	9.76	8.56	—	—
$ 24.25 – $ 34.89	2,215,854	8.01	33.51	924,140	$33.59
$ 36.70 – $ 41.70	676,260	7.13	40.36	283,488	40.36
$ 42.13 – $ 42.13	5,000	7.24	42.13	2,000	42.13
$ 8.01 – $ 42.13	7,611,514	9.02	$18.67	1,209,628	$35.19

The fair value for both stock options and stock-settled stock appreciation rights is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

- *Expected term* – The expected term of the option awards represents the period of time between the grant date of the option awards and the date the option awards are either exercised or canceled, including an estimate for those option awards still outstanding.
- *Expected volatility* – The expected volatility is based on an average of the historical volatility of our stock price, for a period approximating our expected term, and the implied volatility of externally traded options of our stock that were entered into during the period.

- *Risk-free interest rate* – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates our expected term.
- *Dividend yield* – The dividend yield is based on our quarterly cash dividend and the anticipated dividend payout over our expected term of the option award.

The weighted average assumptions used for fiscal 2008 and fiscal 2007 are as follows:

	Fiscal Year Ended	
	Feb. 1, 2009 (52 Weeks)	Feb. 3, 2008 (53 Weeks)
Expected term (years)	5.2	5.0
Expected volatility	49.4%	33.6%
Risk-free interest rate	2.5%	4.4%
Dividend yield	2.7%	1.0%

Restricted Stock Units

The following table summarizes our restricted stock unit activity during fiscal 2008 and fiscal 2007:

	Shares	Weighted Average Grant Date Fair Value	Intrinsic Value[1]
Balance at January 28, 2007	850,000		
Granted	51,800	$32.71	
Released	—	—	—
Canceled	(70,000)		
Balance at February 3, 2008	831,800		
Granted	506,964	$24.17	
Released	(15,900)	$26.61	$ 423,000
Canceled	(76,531)		
Balance at February 1, 2009	1,246,333	$20.50	$9,871,000
Expected to Vest at February 1, 2009	1,176,562	$20.50	$9,318,000

[1] Intrinsic value for restricted stock units is defined as the market value on the last business day of the fiscal year (or $7.92).

Tax Effect

We present tax benefits resulting from the exercise of stock-based awards as operating cash flows, and tax deductions in excess of the cumulative compensation cost recognized for stock-based compensation awards exercised as financing cash flows in the Consolidated Statements of Cash Flows. During fiscal 2008, fiscal 2007 and fiscal 2006, net proceeds from the exercise of stock options was $461,000, $28,362,000 and $13,935,000, respectively, and the tax benefit (shortfall) associated with such exercises totaled ($1,660,000), $10,821,000 and $7,696,000, respectively.

Equity Award Exchange Program

In response to the significant decline in our stock price, on June 11, 2008, our shareholders approved an offer for our eligible employees to exchange certain outstanding option awards and stock-settled stock appreciation rights for restricted stock units. This offer commenced on March 16, 2009 and is expected to close on April 10, 2009. As of March 16, 2009, approximately 3,156,600 of our outstanding option awards and stock-settled stock appreciation rights were eligible to be exchanged in the program. The exchange program is designed such that participants may exchange their eligible option awards and stock-settled stock appreciation rights for restricted stock units of an approximate equal fair value. Therefore, we do not expect the exchange program to have a material impact on our results of operations.

Note J: Williams-Sonoma, Inc. 401(k) Plan and Other Employee Benefits

We have a defined contribution retirement plan, the "Williams-Sonoma, Inc. 401(k) Plan" (the "Plan"), which is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m) and 4975(e)(7). Prior to January 1, 2009, the Plan permitted eligible employees to make salary deferral contributions up to 15% of their eligible compensation each pay period (5% for certain higher paid individuals). As of January 1, 2009, the Plan now permits eligible employees to make salary deferral contributions up to 75% of their eligible compensation each pay period (5% for certain higher paid individuals). Employees designate the funds in which their contributions are invested. Each participant may choose to have his or her salary deferral contributions and earnings thereon invested in one or more investment funds, including our company stock fund.

Prior to January 1, 2009, our matching contribution was equal to 50% of each participant's salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period (5% for certain higher paid individuals). As of January 1, 2009, each participant's matching contribution will be earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the company on June 30th or December 31st of the year in which the deferrals are made. Further, as of January 1, 2009, eligible associates must complete one year of eligibility service prior to receiving company matching contributions. For the first five years of the participant's employment, all matching contributions vest at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions vest immediately.

The Plan consists of two parts: a profit sharing plan portion and, effective April 21, 2006, a stock bonus plan/ employee stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the company internal revenue stock fund at any time. The profit sharing and ESOP components of the Plan are considered a single plan under Code section 414(l). Our contributions to the plan were $5,168,000, $5,336,000 and $3,467,000 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

We have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management and other certain highly compensated employees. This plan permits eligible employees to make salary and bonus deferrals that are 100% vested. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period. As of February 1, 2009 and February 3, 2008, $11,789,000 and $16,105,000, respectively, was included in other long-term obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $9,413,000 and $12,758,000 as of February 1, 2009 and February 3, 2008, respectively, and was included in other assets.

Note K: Financial Guarantees

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Note L: Commitments and Contingencies

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

Note M: Related Party Transaction

On May 16, 2008, we completed two transactions relating to our corporate aircraft. First, we sold our Bombardier Global Express airplane for approximately $46,787,000 in cash (a net after-tax cash benefit of approximately $29,000,000) to an unrelated third party. This resulted in a gain on sale of asset of approximately $16,000,000 in the second quarter of fiscal 2008. Second, we entered into an Aircraft Lease Agreement (the "Lease Agreement") with a limited liability company (the "LLC") owned by W. Howard Lester, our Chief Executive Officer and Chairman of the Board of Directors, for use of a Bombardier Global 5000 owned by the LLC. These transactions were approved by our Board of Directors.

Under the terms of the Lease Agreement, in exchange for use of the aircraft, we will pay the LLC $375,000 for each of the thirty-six months of the lease term through May 15, 2011. We are also responsible for all use-related costs associated with the aircraft, including fixed costs such as crew salaries and benefits, insurance and hangar costs, and all direct operating costs. Closing costs associated with the Lease Agreement were divided evenly between us and the LLC, and each party paid its own attorney and advisor fees. The Lease Agreement is subject to early termination by either party, with 90 days prior written notice, if Mr. Lester retires or otherwise withdraws from active management of the company. During fiscal 2008, we paid a total of $3,185,000 to the LLC and as of February 1, 2009, $375,000, equal to one month's rent, was owed to the LLC, all of which was paid subsequent to year-end.

Note N: Infrastructure Cost Reduction Program

On January 21, 2009, we announced a series of actions completed during the fourth quarter of fiscal 2008 to reduce our fiscal 2009 fixed and semi-fixed overhead costs by approximately $75,000,000. These actions included an approximate 18% reduction in company-wide full time headcount (approximately 1,400 positions), the closure of our Camp Hill, Pennsylvania care center and the closure of a 500,000 square foot distribution facility in Memphis, Tennessee. In connection with this cost reduction program, we incurred approximately $12,734,000 in severance and lease termination related expenses in the fourth quarter of fiscal 2008. Approximately $2,390,000 of these expenses are recorded within cost of goods sold and $10,344,000 is recorded within selling, general and administrative expenses.

Note O: Segment Reporting

We have two reportable segments, retail and direct-to-customer. The retail segment has five merchandising concepts which sell products for the home (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The five retail merchandising concepts are operating segments, which have been aggregated into one reportable segment, retail. The direct-to-customer segment has six merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm and Williams-Sonoma Home) and sells similar products through our seven direct mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). Management's expectation is that the overall economics of each of our major concepts within each reportable segment will be similar over time.

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies. Our operating segments are aggregated at the channel level for reporting purposes due to the fact that our brands are interdependent for economies of scale and we do not maintain fully allocated income statements at the brand level. As a result, material financial decisions related to the brands are made at the channel level. Furthermore, it is not practicable for us to report revenue by product group.

We use earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated costs before income taxes include corporate employee-related costs, occupancy expenses (including depreciation expense), third-party service costs and administrative costs, primarily in our corporate systems, corporate facilities and other administrative departments. Unallocated assets include the net book value of corporate facilities and related information systems, deferred income taxes, other corporate long-lived assets and corporate cash and cash equivalents.

Income tax information by segment has not been included as taxes are calculated at a company-wide level and are not allocated to each segment.

Segment Information

Dollars in thousands	Retail[1]	Direct-to-Customer	Unallocated	Total
2008 (52 Weeks)				
Net revenues	$1,962,498	$1,398,974	$ —	$3,361,472
Depreciation and amortization expense	99,065	21,142	27,876	148,083
Earnings (loss) before income taxes[2, 3]	41,293	183,237	(182,577)	41,953
Assets [4]	1,047,448	295,022	592,994	1,935,464
Capital expenditures	145,456	17,283	29,050	191,789
2007 (53 Weeks)				
Net revenues	$2,281,218	$1,663,716	$ —	$3,944,934
Depreciation and amortization expense	96,129	19,328	25,244	140,701
Earnings (loss) before income taxes	253,834	267,470	(204,964)	316,340
Assets [4]	1,143,910	378,520	571,424	2,093,854
Capital expenditures	134,158	24,393	53,473	212,024
2006 (52 Weeks)				
Net revenues	$2,153,978	$1,573,535	$ —	$3,727,513
Depreciation and amortization expense	92,372	19,650	23,009	135,031
Earnings (loss) before income taxes[3]	264,574	248,793	(176,181)	337,186
Assets [4,5]	1,062,362	349,419	636,550	2,048,331
Capital expenditures	125,333	25,686	39,961	190,980

1 *Net revenues include $79.9 million, $87.3 million and $78.1 million in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, related to our foreign operations.*

2 *In the retail channel, includes asset impairment charges of $34.0 million related to our underperforming retail stores and a $9.4 million benefit related to an incentive payment received from a landlord to compensate us for terminating a store lease prior to its original expiration.*

3 *Unallocated costs before income taxes in fiscal 2008 includes an approximate $16.0 million benefit related to a gain on sale of our corporate aircraft, an $11.0 million benefit related to the reversal of expense associated with certain performance-based stock awards and $12.7 million in severance related costs associated with our infrastructure cost reduction program. Approximately $2.4 million of these severance related costs are recorded within cost of goods sold and approximately $10.3 million are recorded within selling, general and administrative expenses (See Note N).*

4 *Includes $28.3 million, $30.7 million and $23.1 million of long-term assets in fiscal 2008, fiscal 2007 and fiscal 2006, respectively, related to our foreign operations.*

5 *Includes $2.4 million, $1.6 million and $0.3 million in the retail, direct-to-customer and corporate unallocated segments, respectively, related to the transitioning of the merchandising strategies of our Hold Everything brand into our other existing brands.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Williams-Sonoma, Inc.

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of February 1, 2009 and February 3, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 1, 2009. We also have audited the Company's internal control over financial reporting as of February 1, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of February 1, 2009 and February 3, 2008, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, on January 29, 2007.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
April 2, 2009

Quarterly Financial Information
(Unaudited)

Dollars in thousands, except per share amounts

Fiscal 2008 (52 Weeks)	First Quarter[1]	Second Quarter[2]	Third Quarter[3]	Fourth Quarter[4]	Full Year
Net revenues	$781,784	$819,621	$752,052	$1,008,015	$3,361,472
Gross margin	276,219	278,847	240,480	339,626	1,135,172
Earnings before income taxes[5]	17,062	25,233	(19,536)	19,194	41,953
Net earnings[7]	10,447	18,384	(10,998)	12,191	30,024
Basic earnings per share[6]	$ 0.10	$ 0.17	$ (0.10)	$ 0.12	$ 0.28
Diluted earnings per share[6]	$ 0.10	$ 0.17	$ (0.10)	$ 0.12	$ 0.28
Stock price (as of quarter-end) [7]	$ 26.10	$ 17.47	$ 8.28	$ 7.92	$ 7.92

Fiscal 2007 (53 Weeks)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net revenues	$816,051	$859,396	$895,132	$1,374,355	$3,944,934
Gross margin	301,970	320,095	342,081	571,825	1,535,971
Earnings before income taxes	30,381	43,394	44,679	197,886	316,340
Net earnings	18,150	25,966	27,077	124,564	195,757
Basic earnings per share[6]	$ 0.16	$ 0.24	$ 0.25	$ 1.17	$ 1.79
Diluted earnings per share[6]	$ 0.16	$ 0.23	$ 0.25	$ 1.15	$ 1.76
Stock price (as of quarter-end)[7]	$ 35.67	$ 30.73	$ 30.61	$ 27.52	$ 27.52

[1] *Includes a net pre-tax benefit of $9,350,000 in selling, general and administrative expense related to an incentive payment from a landlord to compensate us for terminating a store lease prior to its expiration.*

[2] *Includes a pre-tax benefit of approximately $16,000,000 in selling, general and administrative expense related to the sale of our corporate aircraft.*

[3] *Includes a pre-tax benefit of $11,023,000 in selling, general and administrative expense associated with the reversal of performance-based stock compensation expense.*

[4] *Includes a pre-tax expense of $2,390,000 in cost of goods sold and $10,344,000 in selling, general and administrative expense related to our infrastructure cost reduction program.*

[5] *Includes pre-tax impairment charges of $596,000 in the first quarter, $1,474,000 in the second quarter, $12,280,000 in the third quarter and $19,645,000 in the fourth quarter related to our underperforming retail stores.*

[6] *The sum of the quarterly net earnings per share amounts will not necessarily equal the annual net earnings per share as each quarter is calculated independently.*

[7] *Stock price represents our common stock price at the close of business on the Friday before our fiscal quarter-end.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 1, 2009, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Executive Vice President, Chief Operating and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even any effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the company's internal control over financial reporting as of February 1, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment using those criteria, our management concluded that, as of February 1, 2009, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and has issued an attention report on the Company's internal control over financial reporting. Their report appears on pages 67 through 68 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference herein to the information under the headings "Election of Directors," "Information Concerning Executive Officers," "Committee Reports–Nominations and Corporate Governance Committee Report," "Committee Reports–Audit and Finance Committee Report," "Corporate Governance Guidelines and Corporate Code of Conduct" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Compensation Discussion and Analysis," and "Committee Reports–Compensation Committee Report" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the headings "Security Ownership of Principal Shareholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference herein to information under the headings "Committee Reports–Audit and Finance Committee Report" and "Audit and Related Fees" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following consolidated financial statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this report pursuant to Item 8:

Consolidated Statements of Earnings for the fiscal years ended February 1, 2009, February 3, 2008 and January 28, 2007

Consolidated Balance Sheets as of February 1, 2009 and February 3, 2008

Consolidated Statements of Shareholders' Equity for the fiscal years ended February 1, 2009, February 3, 2008 and January 28, 2007

Consolidated Statements of Cash Flows for the fiscal years ended February 1, 2009, February 3, 2008 and January 28, 2007

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Quarterly Financial Information

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: See Exhibit Index on pages 74 through 81.

(b) Exhibits: See Exhibit Index on pages 74 through 81.

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: April 2, 2009

By /s/ W. HOWARD LESTER
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 2, 2009	/s/ W. HOWARD LESTER W. Howard Lester Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Date: April 2, 2009	/s/ SHARON L. MCCOLLAM Sharon L. McCollam Executive Vice President, Chief Operating and Chief Financial Officer (principal financial officer and principal accounting officer)
Date: April 2, 2009	/s/ ADRIAN D.P. BELLAMY Adrian D.P. Bellamy Director
Date: April 2, 2009	/s/ PATRICK J. CONNOLLY Patrick J. Connolly Director
Date: April 2, 2009	/s/ ADRIAN T. DILLON Adrian T. Dillon Director
Date: April 2, 2009	/s/ ANTHONY A. GREENER Anthony A. Greener Director
Date: April 2, 2009	/s/ TED W. HALL Ted W. Hall Director
Date: April 2, 2009	/s/ MICHAEL R. LYNCH Michael R. Lynch Director
Date: April 2, 2009	/s/ RICHARD T. ROBERTSON Richard T. Robertson Director
Date: April 2, 2009	/s/ DAVID B. ZENOFF David B. Zenoff Director

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE
FISCAL YEAR ENDED FEBRUARY 1, 2009

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
ARTICLES OF INCORPORATION AND BYLAWS	
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
3.2	Certificate of Amendment of Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1A to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
3.3	Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated April 29, 2002 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
3.4	Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated as of July 22, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)
3.5	Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 22, 2007, File No. 001-14077)
FINANCING AGREEMENTS	
10.1	Fourth Amended and Restated Credit Agreement, dated October 4, 2006, between the Company and Bank of America, N.A., as administrative agent, L/C Issuer and lender of swing line advances, Banc of America Securities LLC, as sole lead arranger and sole book manager, The Bank of New York and Wells Fargo Bank N.A., as co-syndication agents, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A., as co-documentation agents, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.2	Amendment No. 1 to Fourth Amended and Restated Credit Agreement, dated as of December 3, 2008, by and among Company, Bank of America, N.A., as Administrative Agent, L/C Issuer and lender of swingline advances, each of the lenders party thereto, and each of the subsidiary guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on December 4, 2008, File No. 001-14077)
10.3	Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.4	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.5	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.6	Third Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.7	Fourth Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.8	Fifth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.9	Reimbursement Agreement between the Company and The Bank of New York dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.10	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.11	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.12	Third Amendment, dated as of July 23, 2007, to the Reimbursement Agreement between the Company and the Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.13	Fourth Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.14	Fifth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and The Bank of New York Mellon, formerly known as The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.15	Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.16	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.17	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.18	Third Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.19	Fourth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.20	Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.21	First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.22	Second Amendment, dated as of July 20, 2007, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.23	Third Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.24	Fourth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.25	Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.26	First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.27	Second Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.28	Third Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
STOCK PLANS	
10.29+	Williams-Sonoma, Inc. Amended and Restated 1993 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
10.30+	Williams-Sonoma, Inc. 2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 as filed with the Commission on October 27, 2000, File No. 333-48750)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.31+	Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 99(D)(1) Schedule TO as filed with the Commission on March 16, 2009, File No. 001-14077)
10.32+	Forms of Notice of Grant and Stock Option Agreement under the Company's 1993 Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077)
10.33+	Form of Amended and Restated 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for 2006 Employee Grants (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)
10.34+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Term Sheet for Director Grants (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2007 as filed with the Commission on September 7, 2007, File No. 001-14077)
10.35+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2008 as filed with the Commission on June 11, 2008, File No. 001-14077)
10.36+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 20, 2006, File No. 001-14077)
10.37+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Director Grants (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)
10.38*+	Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for CEO Grant
OTHER INCENTIVE PLANS	
10.39+	2001 Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on June 11, 2008, File No. 001-14077)
10.40*+	Williams-Sonoma, Inc. Pre-2005 Executive Deferral Plan
10.41*+	Williams-Sonoma, Inc. Executive Deferred Compensation Plan
10.42+	Williams-Sonoma, Inc. 401(k) Plan, as amended and restated effective January 1, 2002, except as otherwise noted, and including amendments effective through August 1, 2007 (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.43*+	Amendment to the Williams-Sonoma, Inc. 401(k) Plan dated November 6, 2008
10.44*+	January 2009 Amendment to the Williams-Sonoma, Inc. 401(k) Plan dated January 20, 2009
PROPERTIES	
10.45	Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1983 as filed with the Commission on October 14, 1983, File No. 000-12704)
10.46	First Amendment, dated December 1, 1985, to the Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 1986 as filed with the Commission on May 2, 1986, File No. 000-12704)
10.47	Second Amendment, dated December 1, 1993, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1994 as filed with the Commission on April 29, 1994, File No. 000-12704)
10.48	Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990, by and between Hewson-Memphis Partners and the Company (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 1990 as filed with the Commission on December 12, 1990, File No. 000-12704)
10.49	First Amendment, dated December 22, 1993, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee between the Company and Hewson-Memphis Partners, dated as of August 1, 1990 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.50	Second Amendment, dated September 1, 1994, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994 as filed with the Commission on December 13, 1994, File No. 000-12704)
10.51	Third Amendment, dated October 24, 1995, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.2E to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
10.52	Fourth Amendment, dated February 1, 1996, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
	Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.53	Fifth Amendment to Sublease, dated March 1, 1999, incorrectly titled Fourth Amendment to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.54	Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077)
10.55	Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.56	First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.57	Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.58	Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee and ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, dated December 1, 2003 (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077)
10.59	First Addendum, dated February 27, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2004 as filed with the Commission on June 9, 2004, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.60	Second Addendum, dated June 1, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
EMPLOYMENT AGREEMENTS	
10.61	Employment Agreement between the Company and Laura Alber, dated March 19, 2001 (incorporated by reference to Exhibit 10.77 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.62*	Amendment, dated as of November 11, 2008, to Employment Agreement between the Company and Laura Alber, dated March 19, 2001.
10.63	Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002 (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
10.64*	Amendment, dated as of November 11, 2008, to Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002.
OTHER AGREEMENTS	
10.65	Aircraft Lease Agreement between WHL Management LLC and the Company, dated May 16, 2008, (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2008 as filed with the Commission on September 12, 2008, File No. 001-14077)
OTHER EXHIBITS	
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
CERTIFICATIONS	
31.1*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Filed herewith.*

\+ *Indicates a management contract or compensatory plan or arrangement.*

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NOTICE OF
2009 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

Proxy

WILLIAMS-SONOMA, INC.

2008 ANNUAL REPORT

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS

MEETING DATE:	May 22, 2009
TIME:	9:00 a.m. Pacific Time
PLACE:	Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, California 94109
ITEMS OF BUSINESS:	1) The election of our Board of Directors; 2) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010; 3) A shareholder proposal recommending that the Board adopt a policy to appoint, whenever possible, an independent director who has not previously served as one of our executive officers to serve as Chairman; and 4) Such other business as may properly come before the meeting, or any adjournment or postponement of the meeting.
WHO CAN VOTE:	You may vote if you were a shareholder of record as of March 27, 2009.
DATE OF MAILING:	The Notice of Internet Availability of Proxy Materials or this notice, the Proxy Statement and the Annual Report are first being mailed to shareholders and posted on our website on or about April 9, 2009.

By Order of the Board of Directors

Seth R. Jaffe
Secretary

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are summarized in the Notice of Internet Availability of Proxy Materials, the Proxy Statement and on your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or mark, sign, date and promptly return the enclosed proxy card in the enclosed envelope. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

PROXY STATEMENT FOR THE 2009 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

Our Board of Directors is soliciting this Proxy Statement and the enclosed proxy card for use at our 2009 Annual Meeting of Shareholders, to be held on Friday, May 22, 2009 at 9:00 a.m. Pacific Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held at our corporate headquarters located at 3250 Van Ness Avenue, San Francisco, California 94109. Our Annual Report to Shareholders for the fiscal year ended February 1, 2009, or fiscal 2008, including our financial statements for fiscal 2008, is also included with hard copies of this proxy statement and posted on our website at www.williams-sonomainc.com/investors/annual-reports.html. These proxy materials are first being mailed to shareholders and posted on our website on or about April 9, 2009.

What is the purpose of the Annual Meeting?

Shareholders will be asked to vote on the following matters:

1) The election of our Board of Directors;
2) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010;
3) A shareholder proposal recommending that the Board adopt a policy to appoint, whenever possible, an independent director who has not previously served as one of our executive officers to serve as Chairman; and
4) Such other business as may properly come before the meeting, or any adjournment or postponement of the meeting, including shareholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

What is the Notice of Internet Availability of Proxy Materials?

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission, or the SEC, instead of mailing a printed copy of our proxy materials to all shareholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to certain of our shareholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials, or the Notice, by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meeting on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

Who may vote?

Only shareholders of record at the close of business on March 27, 2009, the record date, are entitled to receive notice of and to vote at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 105,684,660 shares of our common stock outstanding and entitled to vote, and there were 475 shareholders of record, which number does not include shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

How do I vote?

You may vote in person at the Annual Meeting, electronically by submitting your proxy through the Internet, by telephone or by returning a hard copy of the proxy card before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote electronically or by telephone?

You may vote electronically by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. shareholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting through the Internet or by telephone are summarized below in this Proxy Statement, in the Notice and on the proxy card.

Shares Registered Directly in the Name of the Shareholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services, then you may vote your shares:

- on the Internet at www.eproxy.com/wsm; or
- by calling Wells Fargo Shareowner Services from within the United States at 800-560-1965.

Proxies for shares registered directly in your name that are submitted through the Internet or by telephone must be received before noon Pacific Time on Thursday, May 21, 2009.

Shares Registered in the Name of a Brokerage Firm or Bank

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on the Notice or the proxy card.

What if I return my proxy card directly to the company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement, "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010 and "AGAINST" the shareholder proposal.

What are the directions to attend the Annual Meeting and vote in person?

The following are directions to attend the Annual Meeting from various locations around the San Francisco Bay Area:

From the South Bay

Take US-101 Northbound toward San Francisco
Take the US-101 exit on the left
Keep left at the fork to continue on US-101 North

Take exit 434A to merge onto Mission Street/US-101
Turn left at US-101/South Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

From the East Bay

Take I-80 Westbound across the Bay Bridge toward San Francisco
Take exit 1B to merge onto US-101 North
Take exit 434A to merge onto Mission Street/US-101
Turn left at US-101/South Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

From the North Bay

Take US-101 Southbound across the Golden Gate Bridge toward San Francisco
Exit onto Richardson Avenue/US-101 toward Lombard Street
Continue to follow US-101
Turn left at US-101/Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

How many shares must be present to hold the Annual Meeting?

Shareholders holding a majority of our outstanding shares as of the record date must be present in person or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted in person or through the Internet, telephone or signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting on certain non-routine matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(b) because a broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares.

What is cumulative voting and when does it occur?

Cumulative voting is a system of shareholder voting to elect directors that allows a shareholder to cast all of the shareholder's votes for a single director or multiple directors. If a shareholder requests that cumulative voting take place, then every shareholder entitled to vote may cumulate votes for director nominees, and you will be entitled to cast as many votes as are equal to the number of shares owned by you as of the record date multiplied by the number of directors to be elected. To engage in cumulative voting, a shareholder entitled to vote at the Annual Meeting must give notice of the shareholder's intention to cumulate votes before voting begins. If that occurs, you may cumulate votes only with respect to the election of director nominees whose names were placed in nomination prior to the voting for directors. Cumulative votes may be cast for one director nominee or distributed among two or more director nominees. For example, if you owned 100 shares of our common stock as of the record date and nine directors were being elected, you would have 900 votes (100 shares multiplied by nine directors) to cast for one or more of the director nominees at the Annual Meeting.

A director elected by cumulative voting can only be removed without cause by the same cumulative voting standards.

As of the date of this Proxy Statement, we have not received notice that any shareholder has requested the ability to cumulate votes for directors.

How many votes are needed to elect directors?

The nine director nominees receiving the highest number of votes at the Annual Meeting will be elected as directors. This is called a plurality. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. Since directors are elected by a plurality, broker non-votes and abstentions will have no effect on the outcome of the election.

How many votes are needed to approve Proposal 2?

Proposal 2, the ratification of the selection of our independent registered public accounting firm, requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting. Proxy cards marked "abstain" and broker non-votes are not counted as votes cast. Proxy cards marked "abstain" or broker non-votes will have the effect of a "NO" vote on Proposal 2 if the number of affirmative votes cast for the proposal is a majority of the votes cast but does not constitute a majority of the quorum required to transact business at the Annual Meeting.

How many votes are needed to approve Proposal 3?

Proposal 3, the shareholder proposal, requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting. Proxy cards marked "abstain" and broker non-votes are not counted as votes cast. Proxy cards marked "abstain" or broker non-votes will have the effect of a "NO" vote on Proposal 3 if the number of affirmative votes cast for the proposal is a majority of the votes cast but does not constitute a majority of the quorum required to transact business at the Annual Meeting.

Are there any shareholder proposals this year?

Yes. We received notice of a shareholder proposal requesting inclusion in our Proxy Statement for the Annual Meeting. Please review Proposal 3 for further information about this proposal.

We have not received notice of any shareholder proposals to be raised at the Annual Meeting that did not request inclusion in our Proxy Statement.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date to our Secretary; or
- attending the Annual Meeting, revoking your proxy and voting in person.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the SEC. Under the householding procedure, we send only one Notice or Annual Report and Proxy Statement to shareholders of record who share the same address and last name, unless one of those shareholders notifies us that the shareholder would like a separate Notice or Annual Report and Proxy Statement. A shareholder may notify us that the shareholder would like a separate Notice or Annual Report and Proxy Statement by phone at 415-421-7900 or at the following mailing address: 3250 Van Ness Avenue, San Francisco, California 94109, Attention: Annual Report Administrator. If we receive such notification that the shareholder wishes to receive a separate Notice or Annual Report and Proxy Statement, we will promptly deliver such Notice or Annual Report and Proxy Statement. A separate proxy card is included in the materials for each shareholder of record. If you wish to update your participation in householding, you may contact your broker or our mailing agent, Broadridge Investor Communications Solutions, at 800-542-1061.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to vote all of your shares. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, Wells Fargo Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We pay all of the expenses incurred in preparing, assembling and mailing the Notice or this Proxy Statement and the materials enclosed. We have retained Skinner & Company to assist in the solicitation of proxies at an estimated cost to us of $3,500. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

PROPOSAL 1

ELECTION OF DIRECTORS

What is this proposal?

This is a proposal to elect our Board of Directors.

How many members are on our Board?

We currently have nine directors. Assuming each director nominee is elected, after the 2009 Annual Meeting, we will continue to have nine directors.

Has the Board determined which directors are independent?

The Board has determined that Adrian D.P. Bellamy, Adrian T. Dillon, Anthony A. Greener, Ted W. Hall, Michael R. Lynch, Richard T. Robertson and David B. Zenoff meet the independence requirements of our "Policy Regarding Director Independence," which is part of our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at www.williams-sonomainc.com. Accordingly, the Board has determined that none of these director nominees has a material relationship with us and that they are independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, our Board committees satisfy the independence requirements of the NYSE and SEC. The Board's independence determination was based on information provided by our director nominees and discussions among our officers and directors.

How often did our Board meet in fiscal 2008?

During fiscal 2008, our Board held a total of eight meetings. Each director who was a member of our Board during fiscal 2008 attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which such director has been a director and (ii) the total number of meetings held by all committees of the Board on which such director served during the periods that such director served.

What is our policy for director attendance at the Annual Meeting?

Our policy is that directors who are up for election at our Annual Meeting should attend the Annual Meeting. Each incumbent director who was a member of our Board at the time of our 2008 Annual Meeting attended the meeting.

How can shareholders and interested parties communicate with members of the Board?

Shareholders and all other interested parties may send written communications to the Board or to any of our directors, including non-management directors, at the following address: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

What will happen if a nominee is unwilling or unable to serve prior to the Annual Meeting?

Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve prior to the Annual Meeting, our Nominations and Corporate Governance Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee.

How are the directors compensated?

Directors do not presently receive any cash compensation for their service on our Board or Board committees. As their exclusive compensation relating to Board and Board committee service, non-employee directors are awarded equity grants. During fiscal 2008, these equity grants were made in the form of restricted stock units. Directors receive dividend equivalent payments with respect to outstanding restricted stock unit awards. These restricted stock units vest on the earlier of one year from the date of grant or the day before the next regularly scheduled annual meeting. The number of restricted stock units granted will be determined by dividing the total monetary value of each award, as identified in the following table, by the closing price of our common stock on the trading day prior to the grant date:

	Value of Restricted Stock Unit Awards
Initial Election to the Board	$184,000
Annual Grant for Board Service(1)	$170,000
Annual Grant to Chairperson of the Audit and Finance Committee	$ 41,000
Annual Grant to Chairperson of the Compensation Committee	$ 16,500
Annual Grant to Chairperson of the Nominations and Corporate Governance Committee	$ 16,500

(1) Awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months.

Granting solely restricted stock units to our non-employee directors is a change from fiscal 2007, during which non-employee directors received a combination of restricted stock units and stock-settled stock appreciation rights. Compensation expense recognized with respect to the restricted stock units and stock-settled stock appreciation rights granted in fiscal 2007 are reported in the Non-Employee Director Compensation During Fiscal 2008 table below under "Stock Awards" and "Option Awards," respectively.

In addition to the equity awards described above, we reimburse travel expenses related to attending Board, committee or our business meetings and offer discounts on our merchandise to all non-employee directors and their spouses.

The Compensation Committee has also approved a share ownership policy for non-employee directors. Each non-employee director must hold, within five years of the 2007 Annual Meeting (or within five years of joining the Board for directors elected after the 2007 Annual Meeting), a number of shares of company stock equal to at least one and one half times the number of restricted stock units that the director receives annually, excluding any restricted stock units received for service on a Board committee. The share ownership requirement may be filled by shares held outright by the director (or immediate family member in the household), shares held in trust for the benefit of the director (or immediate family member in the household), or restricted stock units held by the director.

Non-Employee Director Compensation During Fiscal 2008

The following table shows the compensation paid to our non-employee directors during fiscal 2008:

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)(4)	Total ($)
Adrian D.P. Bellamy	—	$56,208(5)	$21,856(6)	—	—	$10,323(7)(8)	$ 88,387
Adrian T. Dillon	—	$63,568(9)	$25,094(10)	—	—	$ 4,547(11)(12)	$ 93,209
Anthony A. Greener .	—	$52,708(13)	$21,856(14)	—	—	$ 2,416(15)(16)	$ 76,980
Ted W. Hall	—	$68,083(17)	$41,588(18)	—	—	$12,729(19)(20)	$122,400
Michael R. Lynch . .	—	$56,208(21)	$21,856(22)	—	—	$11,425(23)(24)	$ 89,489
Richard T. Robertson	—	$51,267(25)	$20,237(26)	—	—	$4,096(27)(28)	$ 75,600
David B. Zenoff	—	$51,267(29)	$20,237(30)	—	—	$5,342(31)(32)	$ 76,846

(1) Based on the compensation cost recognized in fiscal 2008 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standards No. 123 (Revised) or SFAS 123(R), disregarding forfeiture assumptions. The fair market value is based on the closing price of our stock on the day prior to the grant date multiplied by the number of awards issued.

(2) Based on the compensation cost recognized in fiscal 2008 for financial statement reporting purposes as determined pursuant to SFAS 123(R), disregarding forfeiture assumptions. The fair market value assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements, which is included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2009. All compensation cost reported in this column pertains to stock-settled stock appreciation rights granted during fiscal 2007, as no such awards were granted during fiscal 2008.

(3) Includes taxable value of discount on merchandise.

(4) Includes dividend equivalent payments made with respect to outstanding stock unit awards.

(5) Fiscal 2008 expense associated with (i) a restricted stock unit award of 8,508 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $80,316, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,300 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $78,499, disregarding forfeiture assumptions.

(6) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 6,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $77,693, disregarding forfeiture assumptions.

(7) Includes taxable value of discount on merchandise of $7,741.

(8) Includes dividend equivalent payments made with respect to outstanding stock unit award of $2,582.

(9) Fiscal 2008 expense associated with (i) a restricted stock unit award of 9,625 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $90,860, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,600 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $88,738, disregarding forfeiture assumptions.

(10) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 7,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $89,203, disregarding forfeiture assumptions.

(11) Includes taxable value of discount on merchandise of $1,626.

(12) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,921.

(13) Fiscal 2008 expense associated with (i) a restricted stock unit award of 7,755 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $73,207, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,250 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $76,793, disregarding forfeiture assumptions.

(14) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 6,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $77,693, disregarding forfeiture assumptions.

(15) Includes taxable value of discount on merchandise of $26.

(16) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,390.

(17) Fiscal 2008 expense associated with (i) a restricted stock unit award of 7,755 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $73,207, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,250 shares of common stock made on November 1, 2007 with a fair value as of the grant date of $31.44 per share for an aggregate grant date fair value of $70,740, disregarding forfeiture assumptions.

(18) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 6,750 shares of common stock made on November 1, 2007 at an exercise price of $31.44 per share, with a fair value as of the grant date of $11.78 per share for an aggregate grant date fair value of $79,515, disregarding forfeiture assumptions.

(19) Includes taxable value of discount on merchandise of $10,339.

(20) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,390.

(21) Fiscal 2008 expense associated with (i) a restricted stock unit award of 8,508 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $80,316, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,300 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $78,499, disregarding forfeiture assumptions.

(22) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 6,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $77,693, disregarding forfeiture assumptions.

(23) Includes taxable value of discount on merchandise of $8,843.

(24) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,582.

(25) Fiscal 2008 expense associated with (i) a restricted stock unit award of 7,755 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $73,207, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,100 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $71,673, disregarding forfeiture assumptions.

(26) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 6,250 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $71,938, disregarding forfeiture assumptions.

(27) Includes taxable value of discount on merchandise of $1,741.

(28) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,355.

(29) Fiscal 2008 expense associated with (i) a restricted stock unit award of 7,755 shares of common stock made on June 11, 2008, as modified on October 28, 2008 to remove a performance-based vesting criterion, with a fair value as of the modification date of $9.44 per share for an aggregate modification date fair value of $73,207, disregarding forfeiture assumptions and (ii) a restricted stock unit award of 2,100 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $71,673, disregarding forfeiture assumptions.

(30) Fiscal 2008 expense associated with a stock-settled stock appreciation right award of 6,250 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $71,938, disregarding forfeiture assumptions.

(31) Includes taxable value of discount on merchandise of $2,987.

(32) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,355.

Do we have a Lead Independent Director?

Yes. On February 23, 2009, the Board adopted a Lead Independent Director charter, and on March 20, 2009, the independent directors appointed Adrian Bellamy to serve as our Lead Independent Director. Mr. Bellamy will serve a one-year term in this capacity unless his term is shortened due to his departure from the Board or removal by our directors.

The Lead Independent Director's responsibilities include presiding over all meetings of the Board at which the Chairman is not present, including executive sessions of independent directors, leading the Board's succession planning process for our Chief Executive Officer, calling meetings of the independent directors when necessary, serving as the principal liaison between the non-employee directors and the Chairman on sensitive issues, and serving as a liaison for consultation and communication with shareholders as needed.

Does the Board hold executive sessions?

It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. During fiscal 2008, the executive sessions were led by the chairperson of the Nominations and Corporate Governance Committee of the Board, Michael Lynch. Executive sessions in the future will be led by our Lead Independent Director.

Are there any family or other special relationships among the director nominees and our executive officers?

No. There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Were any incumbent directors not elected at the 2008 Annual Meeting?

No. All of the incumbent directors were elected at the 2008 Annual Meeting.

Information Regarding the Director Nominees

The following table sets forth information, as of March 27, 2009, with respect to each director nominee. Each director nominee furnished the biographical information set forth in the table.

Executive Officers:

Nominee	Director Since	Position with the Company and Recent Business Experience
W. Howard Lester Age 73	1979	• Chairman and Chief Executive Officer since July 2006 • Chairman, 1986 – 2006 • Chief Executive Officer, 1979 – 2001
Patrick J. Connolly Age 62	1983	• Executive Vice President, Chief Marketing Officer since 2000 • Executive Vice President, General Manager, Catalog, 1995 – 2000 • Director, CafePress.com since 2007

Independent Directors:

Nominee	Director Since	Position with the Company and Recent Business Experience
Adrian D.P. Bellamy .... Age 67	1997	• Lead Independent Director, Chairman of the Compensation Committee and member of the Nominations and Corporate Governance Committee • Chairman and Director of Reckitt Benckiser plc (household, personal, health and food products) since 2003 • Chairman and Director of The Body Shop International plc (personal care products), 2002 – 2008 • Director, The Gap, Inc. (clothing) since 1995
Adrian T. Dillon .... Age 55	2005	• Chairman of the Audit and Finance Committee • Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc. (technology testing and analysis solutions) since 2001
Anthony A. Greener .... Age 68	2007	• Member of the Compensation Committee and the Nominations and Corporate Governance Committee • Chairman, The Minton Trust (charity) since 2006 • Chairman, The Giles Trust (community services) since 2008 • Director, WNS (Holdings) Limited (outsourcing services) since 2007 • Chairman, Qualifications and Curriculum Authority (education), 2002 – 2008 • Deputy Chairman, British Telecommunications plc (telecommunications), 2000 – 2006
Ted W. Hall .... Age 60	2007	• Member of the Audit and Finance Committee and the Compensation Committee • General Partner, Long Meadow Ranch and President, Long Meadow Ranch Winery (food and wine) since 1994 • Managing Director, Mayacamas Associates (consulting) since 2000 • Director, Dolby Laboratories, Inc. (entertainment products) since 2007 • Director, Peet's Coffee & Tea, Inc. (coffee, tea and related products) since 2008 • Leader and Operating Manager, McKinsey & Company (consulting), 1972 – 2000 • Member of Shareholder Committee (McKinsey's board of directors), McKinsey & Company, 1988 – 2000
Michael R. Lynch .... Age 57	2000	• Chairman of the Nominations and Corporate Governance Committee and member of the Audit and Finance Committee • Senior Managing Director, GSC Group (investment advisor) since 2006 • Advisory Board Member, GSC Group (investment advisor), 2005 – 2006 • Managing Director, Goldman, Sachs & Co. (investment banking), 1996 – 2005
Richard T. Robertson ...... Age 63	2000	• Member of the Audit and Finance Committee and Compensation Committee • Senior Advisor, Warner Bros. Television Group (entertainment) since 2006 • President, Warner Bros. Domestic Television Distribution (entertainment), 1989 – 2006

Nominee	Director Since	Position with the Company and Recent Business Experience
David B. Zenoff .... Age 71	2005	• Member of the Nominations and Corporate Governance Committee • President, David B. Zenoff and Associates, Inc. (consulting) since 1973 • Director, Depomed, Inc. (specialty pharmaceuticals) since 2007

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTORS LISTED ABOVE.

What is our Director Emeritus program, and when was it initiated?

In 2003, we initiated our Director Emeritus program for directors who have, in the opinion of the Board, provided long and meritorious service as members of the Board. Individuals who accept appointment to the position of Director Emeritus agree to provide advisory and consulting services on such business matters as the Board may determine. By standing invitation from the Board, these individuals may attend meetings of the Board, but do not vote on Board matters.

Information Regarding Directors Emeriti

The following table sets forth information, as of March 27, 2009, with respect to each Director Emeritus.

Director Emeritus	Director Emeritus Since	Position with the Company and Business Experience
Charles E. Williams .... Age 93	2003	• Director, 1973 – 2003 • Vice Chairman, 1986 – 2003 • Founder
James A. McMahan .... Age 86	2003	• Director, 1979 – 2003 • Chief Executive Officer of McMahan Furniture Stores (furniture), 1947 – 1999

What are the committees of our Board?

Our Board has the following committees, with the following members as of March 27, 2009:

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2008
Audit and Finance: Adrian T. Dillon, Chairman Ted W. Hall Michael R. Lynch Richard T. Robertson	• Assists our Board in its oversight of: the integrity of our financial statements; the qualifications, independence, retention and performance of our independent registered public accounting firm; the performance of our internal audit function; and compliance by us with legal and regulatory requirements; • Prepares the report that the SEC rules require to be included in our annual proxy statement; and • Reviews the financial impact of selected strategic initiatives, and reviews and recommends for Board approval selected financing, dividend and stock repurchase policies and plans.	10

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2008
Compensation: Adrian D.P. Bellamy, Chairman Anthony A. Greener Ted W. Hall Richard T. Robertson	• Reviews and determines our executive officers' compensation; • Reviews and determines our general compensation goals and guidelines for our employees; • Reviews and determines our compensation policy for our non-employee directors; • Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans; and • Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement.	5
Nominations and Corporate Governance: Michael R. Lynch, Chairman Adrian D.P. Bellamy Anthony A. Greener David B. Zenoff	• Reviews and recommends corporate governance policies; • Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates; • Considers shareholders' director nominations; and • Evaluates the performance of our Chief Executive Officer and oversees the evaluation of the performance of our management and our Board.	5

Will our Nominations and Corporate Governance Committee consider nominees recommended by shareholders?

Yes. Our Nominations and Corporate Governance Committee will consider nominees recommended by shareholders, provided that such nominees are submitted pursuant to the procedures and timelines described in the "Nominations and Corporate Governance Committee Report" and "Shareholder Proposals" sections of this Proxy Statement.

Are there any disclosures relating to Compensation Committee interlocks and insider participation?

During fiscal 2008, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What is this proposal?

This is a proposal to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending January 31, 2010. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the year ending January 31, 2010, subject to ratification by our shareholders. Although shareholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance, we are requesting that our shareholders ratify such selection.

What relationship does Deloitte currently have with us?

Deloitte has audited our financial statements for the last twenty-nine years. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards.

Will a Deloitte representative be present at the Annual Meeting?

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement. Deloitte's representative will be available to respond to appropriate questions.

What services did Deloitte provide in fiscal 2008?

Deloitte's services for fiscal 2008 included:

- The issuance of an opinion on (i) our annual consolidated financial statements, (ii) the effectiveness of our internal control and (iii) our 401(k) plan;
- Review of our quarterly condensed consolidated financial statements; and
- Audit services related to periodic filings made with the SEC.

In fiscal 2008, Deloitte also performed certain audit-related and tax services, and discussed certain matters with our Audit and Finance Committee, each of which is more fully described in the Audit and Finance Committee Report and the Audit and Related Fees section below.

What vote is required to approve this proposal?

To approve this proposal, a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting must vote "FOR" this proposal.

What will happen if shareholders vote against this proposal?

If shareholders vote against this proposal, we will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that we will choose to appoint another independent registered public accounting firm even if this proposal is not approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2010.

PROPOSAL 3

SHAREHOLDER PROPOSAL

We have received a shareholder proposal from Amalgamated Bank's LongView MidCap 400 Index Fund, 275 Seventh Avenue, New York, NY 10001. This shareholder held 30,391 shares of our common stock, or about 0.03% of our outstanding stock, as of January 13, 2009, the date that we received notice of the proposal. The shareholder proposal will be voted on at the 2009 Annual Meeting.

Our Board has recommended a vote AGAINST Proposal 3 for the reasons set forth after the proposal.

The shareholder proposal is quoted verbatim in italics below:

Resolutions

RESOLVED: The shareholders of Williams-Sonoma, Inc. (the "Company") urge the board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted.

For purposes of this resolution, the term "Independent Director" shall be a director who, during the preceding five years, is not or has not been:

- *employed by the Company in an executive capacity;*
- *an employee, director or greater-than-20% owner of a firm that is a paid adviser or consultant to the Company;*
- *employed by a significant Company customer or supplier;*
- *a party to a personal services contract with the Company, as well as with the Company's Chair, CEO or other executive officer;*
- *an employee, officer or director of a foundation, university or other non-profit organization that receives the greater of $100,000 or 1% of total annual donations from the Company;*
- *a relative of an executive of the Company;*
- *part of an interlocking directorate in which the Company's CEO or another executive serves on the board of another company employing that director.*

Supporting Statement

The task of the board of directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. As a general matter, we believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

For over 20 years, Williams-Sonoma has relied upon an insider to chair the board. Corporate governance experts question whether such a structure is the most effective way for a board to monitor and evaluate management's performance. An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should generally be chaired by an independent director, as does the Council of Institutional Investors, whose definition of "independent director" is the basis for the definition in the resolution.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board.

We urge you to vote FOR this resolution.

OPPOSITION STATEMENT OF THE BOARD OF DIRECTORS

What is this proposal?

This proposal recommends that the Board adopt a policy to appoint an independent director who has not previously served as one of our executive officers to serve as Chairman.

How does the Board recommend shareholders vote on this proposal and for what reasons?

The Board recommends you vote AGAINST this proposal for the following reasons:

- We believe that the composition of the Board and its committees and our corporate governance structure provide effective independent oversight of management;
- Adopting a policy requiring the Board to select an independent director as Chairman would force the Board to make a change, which we believe would not be in the best interests of the company or its shareholders at this time. In the future, selecting an independent director to serve as Chairman may or may not be in the best interests of the company and its shareholders. We believe the Board will be in the best position to make that determination; and
- The Board has appointed a Lead Independent Director to ensure that independent directors continue to take a leadership role in carrying out the Board's duties.

It is the opinion of the Board that our corporate governance structure, with its strong emphasis on Board independence, makes a requirement to appoint an independent director as Chairman unnecessary. Seven of the Board's nine directors are independent under New York Stock Exchange rules and our own director independence standards. In addition, every member of each of the Board's three committees is independent. Board members have complete access to management and outside advisors; the Chairman is not the sole source of information for the Board. The Board and each Board committee also meet regularly in executive session without management. As a result, the Board does not believe that mandating an independent Chairman is necessary to achieve effective independent oversight of management and the company.

The chairman of our Nominations and Corporate Governance Committee will continue to advise the Chairman as to the quality, quantity and timeliness of the information provided by the Company's management in order for independent directors to effectively and responsibly perform their duties. The Lead Independent Director will preside over the regular executive sessions of the independent directors and will ensure that independent directors continue to communicate at critical times by calling meetings of the independent directors when necessary.

The Board values its flexibility to select the Chairman it considers to be best able to meet the needs of the company and its shareholders, based on the qualifications of the directors then serving on the Board. Mandating an independent Chairman would limit the Board's ability to select the director best suited to serve as Chairman based on our circumstances at that time, and would impose an unnecessary restriction on the Board that may not be in the best interests of our company or its shareholders.

What vote is required to approve this proposal?

To approve this proposal, a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting must vote "FOR" this proposal.

What will happen if shareholders approve this proposal?

If shareholders approve this proposal, our Board will consider adopting a policy to appoint an independent director who has not served as one of our executive officers to serve as Chairman. This proposal, by its terms, is drafted as a recommendation, and its approval by the shareholders will not mandate its adoption by the Board. If this proposal is approved, there is no assurance that the Board will choose to adopt a policy to appoint an independent director who has not served as one of our executive officers to serve as Chairman.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" THE APPROVAL OF A RECOMMENDATION THAT THE BOARD APPOINT AN INDEPENDENT DIRECTOR AS CHAIRMAN.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The following table provides certain information about our executive officers as of March 27, 2009. Our executive officers are appointed by our Board and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
W. Howard Lester . . . . . Age 73	*
Laura J. Alber . . . . Age 40	• President since 2006 • President, Pottery Barn Brands, 2002 – 2006 • Executive Vice President, Pottery Barn, 2000 – 2002 • Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000
Patrick J. Connolly . . . . Age 62	*
David M. DeMattei . . . . Age 52	• Group President, Williams-Sonoma, Williams-Sonoma Home and West Elm since 2006 • President, Emerging Brands, 2003 – 2006 • President, North America Retail and Wholesale Divisions of Coach, Inc. (luxury goods), 1998 – 2003 • Director, Zumiez, Inc. (specialty retail) since 2006
Seth R. Jaffe . . . . Age 52	• Senior Vice President, General Counsel and Secretary since 2003 • Vice President, Deputy General Counsel, 2002 – 2003 • Senior Vice President and General Counsel of CareThere, Inc. (healthcare technology), 2000 – 2001 • Chief Counsel, Levi Strauss & Co. (apparel), 1996 – 1999
Sharon L. McCollam . . . Age 46	• Executive Vice President, Chief Operating and Chief Financial Officer since 2006 • Executive Vice President, Chief Financial Officer, 2003 – 2006 • Senior Vice President, Chief Financial Officer, 2000 – 2003 • Vice President, Finance, 2000 • Chief Financial Officer of Dole Fresh Vegetables, Inc. (food products), 1996 – 2000 • Director, Del Monte Food Co. (food products) since 2007

* Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" within this Proxy Statement.

Executive Compensation

This table sets forth the annual and long-term compensation earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during fiscal 2008. These individuals are collectively known as our named executive officers.

Summary Compensation Table for Fiscal 2008, 2007 and 2006

Name and Principal Position	Year(1)	Salary ($)	Bonus (S)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation ($)(5)	Total Excluding Reversed Stock Award Expense ($)	Reversed Stock Award Expense ($)(2)	Total ($)
W. Howard Lester	2008	$975,000	—	$85,032(6)	$1,905,747	—	<$238,669>	$700,874	$3,427,984	<$60,153>(6)	$3,367,831
Chairman and Chief	2007	$993,750	—	—	$2,981,381	—	$ 55,279	$479,507	$4,509,917	—	$4,509,917
Executive Officer	2006	$975,000	—	—	$ 264,891	—	$ 23,094	$366,400	$1,629,385	—	$1,629,385
(PEO)											
Sharon L. McCollam	2008	$725,000	—	$ 971,219(7)	$ 726,787	—	—	$ 88,330	$2,511,336	<$3,631,287>(7)	<$1,119,951>
Executive Vice President,	2007	$738,942	—	$1,423,878	$ 873,653	$200,000	—	$ 84,277	$3,320,750	—	$3,320,750
Chief Operating and Chief	2006	$621,212	—	$1,193,509	$ 718,853	—	—	$ 60,820	$2,594,394	—	$2,594,394
Financial Officer (PFO)											
Laura J. Alber	2008	$800,000	—	$ 971,219(7)	$ 741,092	—	—	$ 88,078	$2,600,389	<$3,631,287>(7)	<$1,030,898>
President	2007	$815,385	—	$1,423,878	$ 765,213	$150,000	—	$ 84,268	$3,238,744	—	$3,238,744
	2006	$700,770	—	$1,193,509	$ 700,867	—	—	$ 58,803	$2,653,949	—	$2,653,949
Patrick J. Connolly	2008	$570,000	—	$28,867(8)	$ 573,722	—	—	$ 19,222	$1,191,811	<$18,915>(8)	$1,172,896
Director and Executive	2007	$578,769	—	—	$ 602,410	$100,000	—	$ 19,900	$1,301,079	—	$1,301,079
Vice President, Chief	2006	$566,538	—	—	$ 585,971	—	—	$ 16,431	$1,168,940	—	$1,168,940
Marketing Officer											
David M. DeMattei	2008	$675,000	—	$ 971,219(7)	$ 804,634	—	—	$ 93,654	$2,544,507	<$3,631,287>(7)	<$1,086,780>
Group President,	2007	$687,981	—	$1,423,878	$1,127,527	$125,000	—	$ 84,506	$3,448,892	—	$3,448,892
Williams-Sonoma,	2006	$614,596	—	$1,193,509	$1,056,698	—	—	$ 59,209	$2,924,012	—	$2,924,012
Williams-Sonoma Home,											
West Elm											

(1) The compensation reflected in the Summary Compensation Table for fiscal 2007 reflects a 53-week period.

(2) Based on the compensation cost recognized in fiscal 2008, fiscal 2007, and fiscal 2006 for financial statement reporting purposes as determined pursuant to SFAS No. 123R, disregarding forfeiture assumptions. The fair market value is based on the closing price of our stock on the day prior to the grant date multiplied by the number of awards issued. The amount under this column for fiscal 2008 excludes the amounts disclosed under the column titled "Reversed Stock Award Expense." See footnote 5 for a detailed explanation.

(3) Based on the compensation cost recognized in fiscal 2008, fiscal 2007, and fiscal 2006 for financial statement reporting purposes as determined pursuant to SFAS No. 123R, disregarding forfeiture assumptions. The fair market value assumptions used in the calculation of these amounts for fiscal 2008 and fiscal 2007 are included in Note I to our Consolidated Financial Statements, which is included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2009.

(4) Total income (loss) in the Executive Deferral Plan as shown in the "Nonqualified Deferred Compensation" table on page 24.

(5) Details are provided in the "Other Annual Compensation from Summary Compensation Table" provided on the next page.

(6) In October 2008, the performance criteria associated with the May 2, 2008 performance-based award was determined to no longer be probable of being achieved. As a result, we reversed all previously recorded expense of $60,153 for this award. Subsequently, the award was modified to remove the performance criteria. The original grant date fair value of $26.85 for the award was modified to $9.44. Fiscal 2008 expense recorded for this award was $85,032. Therefore, the total fiscal 2008 expense with respect to all stock awards, including the expense reversal, was $24,879. Fiscal 2008 expense for this award has been reported in the column titled "Stock Awards." The reversed stock award expense has been reported separately, in the column titled "Reversed Stock Award Expense." Please see the section titled "Compensation Discussion and Analysis" for further discussion about the modification of this award.

(7) In October 2008, the performance criteria associated with the January 6, 2006 and May 2, 2008 performance-based awards were determined to no longer be probable of being achieved. As a result, we reversed all previously recorded expense of $3,631,287 for both awards. Subsequently, these awards were modified to remove the performance criteria. The original grant date fair values of $42.18 for the 2006 award and $26.85 for the 2008 award were modified to $9.44. Fiscal 2008 expense recorded for these awards was $971,219. Therefore, the total fiscal 2008 expense with respect to all stock awards, including the expense reversal, was <$2,660,068>. Fiscal 2008 expense for these awards has been reported in the column titled "Stock Awards." The reversed stock award expense has been reported separately, in the column titled "Reversed Stock Award Expense." Please see the section titled "Compensation Discussion and Analysis" for further discussion about the modification of these awards.

(8) In October 2008, the performance criteria associated with the May 2, 2008 performance-based award was determined to no longer be probable of being achieved. As a result, we reversed all previously recorded expense of $18,915 for this award. Subsequently, the award was modified to remove the performance criteria. The original grant date fair value of $26.85 for the award was modified to $9.44. Fiscal 2008 expense recorded for this award was $28,867. Therefore, the total fiscal 2008 expense with respect to all stock awards, including the expense reversal, was $9,952. Fiscal 2008 expense for this award has been reported in the column titled "Stock Awards." The reversed stock award expense has been reported separately, in the column titled "Reversed Stock Award Expense." Please see the section titled "Compensation Discussion and Analysis" for further discussion about the modification of this award.

Other Annual Compensation from Summary Compensation Table

The following table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation table above.

	Year	Use of Company Aircraft(1)	Life Insurance Premiums(2)	Matching Contribution to the 401(k) Plan(3)	Car Allowance	Executive Medical Supplement(4)	Parking(5)	Dividend Equivalent Payments	Total
W. Howard Lester	2008	$675,772	$8,652	$ 5,750	$6,000	$2,500	$2,200	—	$700,874
	2007	$453,614	$8,818	$ 5,625	$6,500	$2,500	$2,450	—	$479,507
	2006	$346,575	$5,334	$ 4,500	$6,000	$1,591	$2,400	—	$366,400
Sharon L. McCollam	2008	—	$ 630	$ 5,750	$6,000	$2,500	$2,200	$71,250	$ 88,330
	2007	—	$ 452	$ 5,625	$6,500	$2,500	$2,450	$66,750	$ 84,277
	2006	—	$ 420	$ 4,500	$6,000	$2,500	$2,400	$45,000	$ 60,820
Laura J. Alber	2008	—	$ 378	$ 5,750	$6,000	$2,500	$2,200	$71,250	$ 88,078
	2007	—	$ 443	$ 5,625	$6,500	$2,500	$2,450	$66,750	$ 84,268
	2006	—	$ 378	$ 4,500	$6,000	$ 525	$2,400	$45,000	$ 58,803
Patrick J. Connolly	2008	—	$2,772	$ 5,750	$6,000	$2,500	$2,200	—	$ 19,222
	2007	—	$2,825	$ 5,625	$6,500	$2,500	$2,450	—	$ 19,900
	2006	—	$1,632	$ 4,500	$6,000	$1,899	$2,400	—	$ 16,431
David M. DeMattei	2008	—	$ 966	$10,738(6)	$6,000	$2,500	$2,200	$71,250	$ 93,654
	2007	—	$ 681	$ 5,625	$6,500	$2,500	$2,450	$66,750	$ 84,506
	2006	—	$ 575	$ 4,500	$6,000	$ 734	$2,400	$45,000	$ 59,209

(1) For personal use of our airplane. The value of personal aircraft usage reported above for each fiscal year is the aggregate incremental cost to the company (including fuel, maintenance and certain fees and expenses) as determined and published from time to time by Conklin & de Decker Associates, Inc. for each particular aircraft type utilized by the company.

(2) Premiums paid by us for term life insurance in excess of $50,000 for each fiscal year.

(3) Represents the maximum company matching contribution to the 401(k) plan for each fiscal year.

(4) The company has eliminated the executive medical supplement effective January 1, 2009. For fiscal 2008 and 2007, represents the maximum executive medical supplement payable by the company. For fiscal 2006, represents the actual amount paid for executive medical supplement.

(5) Represents the value of parking provided by the company, based on current estimated market rates. Effective January 1, 2009, the company eliminated the parking subsidy. Individual executives are now personally responsible for paying for parking on site.

(6) Represents the maximum company matching contribution to the 401(k) plan for fiscal 2008 of $5,750 plus a minor self-correcting qualified non-elective contribution ("QNEC") in the amount of $2,494 and a corresponding minor qualified matching contribution ("QMAC") in the amount of $2,494 made by the company to Mr. DeMattei's account, totaling $10,738.

Grants of Plan-Based Awards

This table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2008.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units	All Other Option Awards; Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)(2)	Threshold ($)	Target ($)	Maximum ($)	(#)(3)	(#)(4)	($/Sh)	Awards ($)
W. Howard Lester	—	—	$975,000	$2,925,000	—	—	—	—	—	—	—
	05/02/2008	—	—	—	—	—	—	35,195	—	—	$ 332,241(5)
	11/07/2008	—	—	—	—	—	—		425,000	$8.56	$1,335,478
Sharon L. McCollam ..	—	—	$362,500	$2,175,000	—	—	—	—	—	—	—
	05/02/2008	—	—	—	—	—	—	17,579	—	—	$ 165,946(5)
	11/07/2008	—	—	—	—	—	—	—	275,000	$8.56	$ 864,133
Laura J. Alber	—	—	$400,000	$2,400,000	—	—	—	—	—	—	—
	05/02/2008	—	—	—	—	—	—	17,579	—	—	$ 165,946(5)
	11/07/2008	—	—	—	—	—	—	—	230,000	$8.56	$ 722,729
Patrick J. Connolly ...	—	—	$285,000	$1,710,000	—	—	—	—	—	—	—
	05/02/2008	—	—	—	—	—	—	14,078	—	—	$ 132,896(5)
	11/07/2008	—	—	—	—	—	—	—	160,000	$8.56	$ 502,768
David M. DeMattei ...	—	—	$337,500	$2,025,000	—	—	—	—	—	—	—
	05/02/2008	—	—	—	—	—	—	17,579	—	—	$ 165,946(5)
	11/07/2008	—	—	—	—	—	—	—	300,000	$8.56	$ 942,690

(1) Target potential payment for each executive pursuant to our established incentive targets. To ensure deductibility under our shareholder-approved 2001 Incentive Bonus Plan (intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m)), the Compensation Committee specifies a performance objective in the first quarter of each fiscal year. The Committee set an earnings per share target of $1.25 as the performance objective for fiscal 2008. On March 18, 2009, the Committee certified that the performance objective was not achieved for fiscal 2008.

(2) Maximum potential payment pursuant to our 2001 Incentive Bonus Plan is equal to three times the executive's base salary as of February 2, 2009, the first day of fiscal 2009. To ensure deductibility under our shareholder-approved 2001 Incentive Bonus Plan (intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m)), the Compensation Committee specifies a performance objective in the first quarter of each fiscal year. The Committee set an earnings per share target of $1.25 as the performance objective for fiscal 2008. On March 18, 2009, the Committee certified that the performance objective was not achieved for fiscal 2008.

(3) Grants of restricted stock units.

(4) Grants of stock-settled stock appreciation rights.

(5) The awards made on May 2, 2008 were modified on October 28, 2008 to remove a performance-based vesting criterion. The grant date fair value reflects the modification date fair market value of $9.44. Generally, the full grant date fair value is the amount that the company would expect to expense on the grant date in its financial statements over the award's vesting schedule, disregarding forfeiture assumptions. The fair market value assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2009. Please see the section titled "Compensation Discussion and Analysis" for further discussion about the modification of these awards.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth information regarding equity awards held by our named executive officers at February 1, 2009:

	Option Awards(1)				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
W. Howard Lester	—	425,000(2)	—	$ 8.56	11/07/2018
	400,000	—	—	$34.64	1/12/2017
	7,500	5,000(3)	—	$38.84	5/27/2015
	10,000	2,500(4)	—	$32.39	6/30/2014
	100,000	—	—	$13.66	3/27/2011
	100,000	—	—	$15.00	4/25/2010
	300,000	—	—	$ 9.47	3/7/2010
	200,000	—	—	$14.50	3/18/2009
Sharon L. McCollam ..	—	275,000(2)	—	$ 8.56	11/07/2018
	10,000	40,000(5)	—	$34.89	3/27/2017
	16,000	24,000(6)	—	$30.34	9/12/2016
	30,000	20,000(3)	—	$38.84	5/27/2015
	40,000	10,000(4)	—	$32.39	6/30/2014
	85,000	—	—	$21.80	4/1/2013
	30,000	—	—	$13.66	3/27/2011
	138,000	—	—	$ 9.50	10/9/2010
Laura J. Alber	—	230,000(2)	—	$ 8.56	11/07/2018
	10,000	40,000(5)	—	$34.89	3/27/2017
	16,000	24,000(6)	—	$30.34	9/12/2016
	36,000	24,000(3)	—	$38.84	5/27/2015
	40,000	10,000(4)	—	$32.39	6/30/2014
	30,000	—	—	$21.80	4/1/2013
	296,600	—	—	$13.85	3/19/2011
Patrick J. Connolly ...	—	160,000(2)	—	$ 8.56	11/07/2018
	20,000	30,000(7)	—	$40.44	3/15/2016
	24,000	16,000(3)	—	$38.84	5/27/2015
	40,000	10,000(4)	—	$32.39	6/30/2014
	20,000	—	—	$21.80	4/1/2013
	40,000	—	—	$13.66	3/27/2011
	320,000	—	—	$15.00	4/25/2010
	80,000	—	—	$ 9.47	3/7/2010
	80,000	—	—	$14.50	3/18/2009
David M. DeMattei ...	—	300,000(2)	—	$ 8.56	11/07/2018
	16,000	24,000(6)	—	$30.34	9/12/2016
	36,000	24,000(3)	—	$38.84	5/27/2015
	40,000	10,000(4)	—	$32.39	6/30/2014
	150,000	—	—	$28.25	6/4/2013

(1) Includes grants of options and stock-settled stock appreciation rights.

(2) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 11/07/2009, 11/07/2010, 11/07/2011 and 11/07/2012.

(3) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2009 and 5/27/2010.

(4) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with a remaining vesting date of 6/30/2009.

(5) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 3/27/2009, 3/27/2010, 3/27/2011 and 3/27/2012.

(6) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 9/12/2009, 9/12/2010 and 9/12/2011.

(7) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 3/15/2009, 3/15/2010 and 3/15/2011.

	Stock Awards			
	Number of Shares or Units of Stock that have not Vested (#)	**Market Value of Shares or Units of Stock that have not Vested ($)(1)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)**
W. Howard Lester	35,195(2)	$ 278,744	—	—
Sharon L. McCollam	17,579(2)	$ 139,226		
	150,000(3)	$1,188,000	—	—
Laura J. Alber	17,579(2)	$ 139,226		
	150,000(3)	$1,188,000	—	—
Patrick J. Connolly	14,078(2)	$ 111,498	—	—
David M. DeMattei	17,579(2)	$ 139,226		
	150,000(3)	$1,188,000	—	—

(1) Based on a stock price of $7.92, the closing price of our common stock on January 30, 2009, the last business day of fiscal 2008.

(2) Includes grants of restricted stock units on May 2, 2008. The restricted stock units vest in full four years following the date of grant on May 2, 2012 subject to continued service. In addition, upon vesting the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(3) Includes grants of restricted stock units on January 6, 2006. The restricted stock units vest in two equal annual installments on January 31, 2010 and January 30, 2011. Ms. McCollam, Ms. Alber and Mr. DeMattei will receive accelerated vesting of any restricted stock units held by them in the event of a change of control. These awards will also vest in full upon the executive officer's termination due to their death, disability or retirement after attaining age 55 and working with us for 10 years. In October 2008, these awards were modified to remove the performance criteria. As a result, these awards are no longer performance-based. See footnote 6 to the Summary Compensation Table on page 19.

Option Exercises and Stock Vested

The following table sets forth information regarding exercises and vesting of equity awards held by our named executive officers during fiscal 2008:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
W. Howard Lester	200,000	$2,557,000	—	—
Sharon L. McCollam	—	—	—	—
Laura J. Alber	—	—	—	—
Patrick J. Connolly	200,000	$2,124,000	—	—
David M. DeMattei	—	—	—	—

Pension Benefits

None of our named executive officers received any pension benefits during fiscal 2008.

Nonqualified Deferred Compensation

The following table describes nonqualified deferred compensation to our named executive officers during fiscal 2008:

	Executive Contributions in Fiscal 2008 ($)	Registrant Contributions in Fiscal 2008 ($)	Aggregate Earnings (Loss) in Fiscal 2008 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at February 1, 2009 ($)
W. Howard Lester(1)	—	—	$(238,669)	—	$284,901
Sharon L. McCollam	—	—	—	—	—
Laura J. Alber	—	—	—	—	—
Patrick J. Connolly	—	—	—	—	—
David M. DeMattei	—	—	—	—	—

(1) Executive Deferral Plan. Participation in the plan is limited to a group of select management and highly compensated employees. Effective January 1, 2008, participants can defer up to 100% of their base salary and/or bonus, net of applicable employment and withholding taxes and subject to a minimum deferral requirement (5% of salary). Effective January 1, 2009, participants can defer up to 75% of their base salary and up to 100% of their bonus, net of applicable employment and withholding taxes and subject to a minimum deferral requirement (5% of salary). Participant accounts are not put aside in trust or any other funding vehicle and the obligations of the company to pay are simply an unsecured promise to pay in the future. Although no investments actually are held in the plan, participant accounts track investment funds chosen by the participant from a specified list, and accounts are adjusted for earnings that the investments would have accrued had the investment fund actually been held by such participant accounts. Accounts are generally distributed at termination of employment, although a participant can make an election at the time of deferral to have the distribution occur at an earlier date. A choice of quarterly installments over 5, 10 or 15 years, or a single lump sum, is available for terminations due to retirement or disability, as defined in the plan, if the account is over $25,000. All other distributions are paid as a single lump sum. The commencement of payments can be postponed, subject to advance election and minimum deferral requirements. At death, the plan may provide a death benefit funded by a life insurance policy, in addition to payment of the participant's account.

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

Laura J. Alber

We entered into an employment agreement with Laura J. Alber, currently our President, effective as of March 19, 2001 and amended as of November 11, 2008. The initial term of the agreement expired March 19, 2004 and, per its terms, automatically extends for one-year terms until Ms. Alber's employment is terminated by her or by us. If we terminate Ms. Alber's employment without "cause" (as defined in the agreement), or if she terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for up to one year, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health coverage under COBRA for Ms. Alber and her dependents for up to 18 months or, if earlier, until Ms. Alber either commences new employment or Ms. Alber or her dependents are no longer eligible for COBRA coverage.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of February 1, 2009 if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-in-Control	Death	Disability
Base Salary(1)	$800,000	$800,000	—	Through date of death	$ 200,000(2)
Restricted Stock Units(3)	—	—	$1,188,000	$1,188,000	$1,188,000
Health Care Benefits(4)	$ 25,848	$ 25,848	—	—	—
Other Perquisites(5)	$150,000	$150,000	—	—	—

(1) Based on Ms. Alber's base salary as of February 1, 2009.

(2) Payment of 13 weeks of salary.

(3) Acceleration of vesting of 150,000 restricted stock units. Value is based on a stock price of $7.92, the closing price of our common stock on January 30, 2009, the last business day of fiscal 2008.

(4) Based on a monthly health insurance premium of $1,436 to be paid by the company for 18 months, which is the period provided under COBRA.

(5) Value of outplacement services based on current estimate of costs for these services.

Sharon L. McCollam

We entered into an employment agreement with Sharon L. McCollam, effective as of December 28, 2002 and amended as of November 11, 2008. She is currently Executive Vice President, Chief Operating and Chief Financial Officer. The initial term of Ms. McCollam's agreement expired December 28, 2005, and, per its terms, automatically extends for one-year terms until Ms. McCollam's employment is terminated by her or by us. If we terminate Ms. McCollam's employment without "cause" (as defined in the agreement), or if Ms. McCollam terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for a period of one year plus an additional lump sum amount equal to 80% of Ms. McCollam's base salary, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health care coverage under COBRA for Ms. McCollam and her dependents for up to 18 months or, if earlier, until she either commences new employment or she and her dependents are no longer eligible for COBRA coverage.

The following table describes the payments and/or benefits which would have been owed by us to Ms. McCollam as of February 1, 2009, if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-in-Control	Death	Disability
Base Salary(1)	$725,000	$725,000	—	Through date of death	$ 181,250(2)
Lump Sum Payment	$580,000	$580,000	—	—	—
Restricted Stock Units(3)	—	—	$1,188,000	$1,188,000	$1,188,000
Health Care Benefits(4)	$ 8,892	$ 8,892	—	—	—
Other Perquisites(5)	$150,000	$150,000	—	—	—

(1) Based on Ms. McCollam's base salary as of February 1, 2009.

(2) Payment of 13 weeks of salary.

(3) Acceleration of vesting of 150,000 restricted stock units. Value is based on a stock price of $7.92, the closing price of our common stock on January 30, 2009, the last business day of fiscal 2008.

(4) Based on a monthly health insurance premium of $494 to be paid by the company for 18 months, which is the period provided under COBRA.

(5) Value of outplacement services based on current estimate of costs for these services.

Restricted Stock Unit Grants

Ms. Alber, Ms. McCollam and Mr. DeMattei each received a grant of 150,000 restricted stock units in fiscal 2005. Each of these executives will receive accelerated vesting of such awards in the event of a change of control. These executive officers will also have such awards vest in full upon a termination due to their death, disability or retirement after attaining age 55 and working with us for at least 10 years. Based on a stock price of $7.92, the closing price of our common stock on January 30, 2009, each of these awards has an estimated value of $1,188,000.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis addresses:

- the members and role of our Compensation Committee;
- our process for determining executive compensation;
- our executive compensation philosophy and policies;
- our fiscal 2008 named executive officer compensation decisions; and
- the underlying rationale for these decisions.

Who serves on the Compensation Committee?

The Compensation Committee consisted of Adrian D.P. Bellamy, Richard T. Robertson, Anthony A. Greener and Ted W. Hall during fiscal 2008. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board determined that, in fiscal 2008, each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

How many times did the Compensation Committee meet during fiscal 2008?

The Compensation Committee held a total of five meetings during fiscal 2008, of which two were telephonic meetings. The Compensation Committee met in executive session without management present at each meeting in fiscal 2008.

What is the role of the Compensation Committee with respect to executive compensation?

The Compensation Committee administers the company's compensation programs, including compensation arrangements and equity plans. The Compensation Committee's role is detailed in the Compensation Committee Charter, which was amended and restated by the Board on March 15, 2006. The Compensation Committee Charter is available on the company's website at www.williams-sonomainc.com. The Compensation Committee Charter is also available in print to any shareholder who requests it. Specifically, the Compensation Committee:

- Reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and reviews and approves the level of compensation, including base salary, bonus, equity compensation and any other benefits or perquisites to be provided to the Chief Executive Officer based on this evaluation;
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, compensation for executive officers other than the Chief Executive Officer. Each of the named executive officers during fiscal 2008 is listed in the Summary Compensation Table appearing in this Proxy Statement;
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, general compensation goals and guidelines for the company's employees; and
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, the compensation policy for the non-employee directors of the company.

Does the Compensation Committee delegate any of its authority?

Pursuant to its charter, the Compensation Committee may form and delegate authority to subcommittees. The Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company. However, the Compensation Committee has appointed an Incentive Award Committee (previously called the Equity Award Committee) consisting of two of the company's directors, W. Howard Lester and Patrick J. Connolly. The Compensation Committee delegated to the Incentive Award Committee the ability to grant equity awards under the company's 2001 Long-Term Incentive Plan and cash awards to those employees who are not executive officers. Reports of equity and cash grants made by the Incentive Award Committee are included in the materials presented at the Compensation Committee's regularly scheduled meetings.

What is management's role in the compensation-setting process?

Although the Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company, management does play a significant role in the compensation-setting process. In particular, management assists with the following:

- Evaluating individual executive performance against established revenue and profitability targets for the fiscal year, including business unit achievement of budget targets;
- Establishing appropriate business performance targets and objectives for the upcoming fiscal year; and
- Recommending salary and cash bonus levels and equity awards based on performance evaluations and a review of peer group data. Management considers the respective responsibilities of its executive officers, the current combination of pay elements for each executive and whether that combination is appropriate to provide incentives to achieve the desired results for the company. Management considers the proportion of base salary to cash bonus levels and believes that a significant portion of each executive's total cash compensation should be at risk and payable only if the company achieves certain levels of performance. In addition, management believes that equity awards should reflect each executive's performance for the year and align the executive's financial reward with shareholder return. After considering these factors, management assesses whether changes are warranted and may recommend changes in the amount and type of each element of total compensation.

Management prepares meeting information for each Compensation Committee meeting and works with the Committee Chairperson to establish meeting agendas. Materials are provided to the Compensation Committee members several days in advance of each meeting. The Compensation Committee considers, but is not bound to and does not always accept, management proposals. The Chief Executive Officer also participates in Compensation Committee meetings at the invitation of the Compensation Committee to provide:

- Background information regarding the company's strategic objectives;
- Evaluations of the performance of senior executive officers; and
- Compensation recommendations as to senior executive officers (other than the Chief Executive Officer).

At certain of these meetings, the Chief Executive Officer made recommendations with respect to the compensation arrangements for other executives and with respect to the structure and terms of those officers' target bonuses and equity-based compensation. However, the Chief Executive Officer did not participate in the portions of the meetings during which his own compensation was deliberated and established.

Does the Compensation Committee have outside advisors?

The Compensation Committee charter grants the Compensation Committee the sole authority to hire and fire outside advisors and compensation consultants. Although the company pays their fees, these advisors report directly to the Compensation Committee. Frederic W. Cook & Co., Inc., or Frederic W. Cook, has been engaged as the independent executive compensation consulting firm to assist the Compensation Committee in discharging its responsibilities from time to time. During fiscal 2008, Frederic W. Cook provided the Compensation Committee with peer group proxy and other publicly disclosed data related to named executive officers and director compensation. Frederic W. Cook also provided certain services to management, primarily related to providing market data and advice regarding general compensation trends in the retail industry and among similarly situated companies. Frederic W. Cook did not provide any specific compensation recommendations regarding the data provided to management or the Compensation Committee. The Compensation Committee may request that Frederic W. Cook attend its meetings and advise the Compensation Committee either in person or via telephone. Frederic W. Cook provided counsel to the Compensation Committee at the March 11, 2008 Compensation Committee meeting via telephone at the request of the Chairman, Adrian Bellamy.

What is the Compensation Committee's philosophy of executive compensation?

The Compensation Committee believes that the company's executive compensation programs should support the company's objective of creating value for its shareholders. Accordingly, the Compensation Committee believes that executive officers and other key employees should have a significant interest in the company's stock performance, and compensation programs should link executive compensation to shareholder value. For this reason, the Compensation Committee strives to ensure that the company's executive officer compensation programs are designed to enable the company to attract, retain, motivate and reward highly qualified executive officers while maintaining strong and direct links between executive pay, individual performance, the company's financial performance and shareholder returns.

One of the ways the Compensation Committee has sought to accomplish these goals is by making a significant portion of individual compensation directly dependent on the company's achievement of financial goals, and by providing significant rewards for exceeding those goals. The Compensation Committee believes that strong financial performance, on a sustained basis, is an effective means of enhancing long-term shareholder return. There is no pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. Rather, the appropriate level and mix of compensation is reviewed and determined on an ongoing basis, and at least annually.

How is the Compensation Committee currently implementing this philosophy given recent conditions in the retail industry?

The Compensation Committee remains committed to its philosophy and for that reason, a significant portion of the executive compensation is tied directly to our company's performance. However, given the volatile economic conditions and the impact on the company and the retail industry as a whole, the Compensation Committee has in some cases removed requirements regarding financial goals attached to compensation that it believed were no longer achievable. The Compensation Committee took these actions because it believed that financial goals that are not achievable even with strong performance do not serve the intended purpose of motivating performance or driving increases in long-term shareholder value. In addition, the Compensation Committee strongly believes that compensation that cannot be earned would have an adverse effect on retention of the executives whose continued efforts are critical to the company's long-term success.

In determining how to implement its executive compensation philosophy during fiscal 2008, the Compensation Committee monitored both the company's performance against our fiscal 2008 plan and the company's performance relative to its compensation peer group. While meeting performance goals set by the company is very important, the Compensation Committee believes that, particularly in an uncertain macro-economic environment, relative performance also is a very important component in assessing pay practices for our named executive officers. Relative performance of the company as measured against others in the home-furnishings industry serves as a gauge for measuring the impact of current macro-economic conditions on the company's performance and the ability of our executives to effectively manage the company through this period. The company's performance relative to the home-furnishings industry has continued to be comparable, despite the fact that the company did not perform according to its fiscal 2008 plan. In addition, the Compensation Committee concluded that management could not have foreseen the severity of the deterioration in the retail industry. The combination of these factors resulted in the Compensation Committee's decision to remove from certain equity awards the financial goals tied to the company's absolute performance that previously were required to be achieved for vesting.

In addition, the Compensation Committee continued named executive officer base salaries at the levels that have been in effect since fiscal 2007 and has not increased short-term incentive targets. The Compensation Committee determined that, in light of the weakening economy, it was appropriate not to increase base salaries or bonus targets, and that current levels of each, when considered with the equity awards granted to the named executive officers, would continue to provide the appropriate retention and incentive value that the Compensation Committee seeks from these arrangements. The Compensation Committee currently has no plans to increase current base or short-term compensation in fiscal 2009.

What are the components of executive compensation?

The Compensation Committee considers three major elements in the executive compensation program:

- Base salary;
- Annual incentive opportunities; and
- Long-term incentives.

The Compensation Committee believes that offering the executive team a total compensation package with a strong at-risk, pay-for-performance component helps to achieve the company's objective of creating value for its shareholders. Each of the three major elements in the executive compensation program is discussed in detail below, but in general, this means:

- Base salaries are competitive compared with comparable public retail companies relative to similar positions to create an incentive for executives to join and remain with the company;
- Annual incentive opportunities are based principally on the company's overall corporate performance and the executive's attainment of individual goals. This results in the company's strongest performers receiving greater compensatory rewards and lesser performers receiving lower compensatory rewards. We believe the structure of our annual incentive opportunities fosters a performance-driven, pay-for-performance culture; and
- Long-term incentives, such as equity compensation awards, are structured to encourage our executive team to work toward long-term sustained growth and success from the perspective of owners in the company and to reward executives and other key employees for maximizing long-term shareholder value and for remaining with the company.

The named executive officers also receive certain retirement and other benefits, as well as perquisites and other personal benefits. We consider these perquisites (described below), in addition to the major elements of compensation, in determining if total compensation is reasonable and not excessive.

Does the Compensation Committee compare the company's compensation practices to those of other companies?

Yes, the Compensation Committee compares the company's compensation practices to those of certain other companies within the retail industry. The compensation practices of other companies within the retail industry are relevant to establishing the company's compensation programs and executive compensation for each year.

The Compensation Committee strives to ensure that the company's total compensation packages and executive compensation are competitive. In order to achieve such goals, the Compensation Committee takes into account the relationships among base salary, short-term incentive compensation and long-term equity compensation at other companies considered to be comparable each year, collectively referred to as "comparable companies" or our "proxy peer group."

Our proxy peer group consists of other retail companies that are "comparable" to our company in one or more significant ways: they may be specialty retailers, they may be of similar revenue size or they may compete with us for executive talent in our geographic markets. Historically, the comparable group of companies has not changed significantly. For fiscal 2008, the group of comparable companies consisted of the following 19 public retail companies: Abercrombie & Fitch, American Eagle Outfitters, Ann Taylor, Barnes & Noble, Bed Bath & Beyond, Borders Group, Cost Plus, Ethan Allen Interiors, The Gap, Limited Brands, Men's Wearhouse, Nordstrom, Office Depot, Pier 1 Imports, PetSmart, Ross Stores, Starbucks, Talbots and Tiffany & Co. This is the same peer group of companies used for comparison purposes in fiscal 2007.

In September 2008, the Compensation Committee revised the proxy peer group based on the following criteria, which reflected the company's profile at that time:

1. Company Classification in the Global Sub-Industry Classification System (GICS) in one of the following:
    - Home Furnishing Retail
    - Apparel Retail
    - Department Stores
2. Revenues between $1 billion and $12 billion
3. Market capitalization greater than $1 billion
4. More than 15,000 employees

Additionally, other major specialty retailers in geographic proximity to the San Francisco Bay Area were considered for inclusion in the proxy peer group.

By utilizing the criteria described above, the Compensation Committee eliminated seven companies and added three companies to the proxy peer group for fiscal 2009.

The eliminated companies and the reason(s) for elimination are below:

Company	Reason(s) for Elimination
Borders Group	Market capitalization too low
Cost Plus	Market capitalization too low
Ethan Allen Interiors	Not within defined GICS sub-industries; Revenue too low; Market capitalization too low
Office Depot	Not within defined GICS sub-industries; Revenue too high
PetSmart	Not within defined GICS sub-industries
Starbucks	Not within defined GICS sub-industries
Talbots	Market capitalization too low

The additional companies and the reason(s) for inclusion are below:

Company	Reason(s) for Inclusion
Foot Locker	Within defined GICS sub-industry, revenue, market capitalization and employee size
Gymboree	Within defined GICS sub-industry; San Francisco Bay Area specialty retailer
Saks	Within defined GICS sub-industry, revenue, market capitalization and employee size

Therefore, the revised proxy peer group for fiscal 2009 contains the following 15 public companies: Abercrombie & Fitch, American Eagle Outfitters, AnnTaylor Stores, Barnes & Noble, Bed Bath & Beyond, Foot Locker, The Gap, Gymboree, Limited Brands, Men's Wearhouse, Nordstrom, Pier 1 Imports, Ross Stores, Saks and Tiffany & Co.

The following table, which is based on publicly available information as of March 31, 2009 as provided by Frederic W. Cook, provides a financial overview of the comparable companies to illustrate their revenues, income and market capitalization as a group relative to the company. The Compensation Committee may review additional benchmarking surveys and proxy data providing summarized data levels of base salary, target annual cash incentives, and equity-based and other long-term incentives to assess market competitiveness of our compensation programs for our named executive officers.

	Annual Net Revenue (in millions)	Annual Net Income (in millions)	Market Capitalization (in millions) (as of 1/31/09)
75th Percentile	$6,852	$289	$2,644
Mean	$5,008	$170	$2,206
Median	$3,540	$179	$1,554
25th Percentile	$2,527	<$ 11>	$ 657
Williams-Sonoma, Inc.	47%	27%	33%

How are base salaries determined?

The Compensation Committee reviews the base salaries of its named executive officers against, and sets the base salaries of its named executive officers relative to, the salaries of the executives in its proxy peer group. Historically, the Compensation Committee has made changes to base salaries in the spring of each year. For fiscal 2008, this review occurred in March 2008.

The Compensation Committee believes that executive officers' base salaries must be sufficiently competitive to attract and retain key executives, and believes targeting base salaries at or near the median among the proxy peer group generally to be appropriate to meet these objectives. Accordingly, base pay and annual increases are determined by analyzing each individual's salary and total target compensation relative to total salary and target compensation for similar positions at comparable companies and through a subjective recommendation made by the Chief Executive Officer based on each executive's experience and past and anticipated contributions to the company's success. In determining executive base salaries, the Compensation Committee also considers overall company performance and performance relative to the home furnishings industry.

At the beginning of fiscal 2008, the Chief Executive Officer reviewed the performance of the named executive officers, assessing individual and business unit performance against the expectations set at the beginning of fiscal 2007. The Chief Executive Officer also reviewed proxy peer group data and additional market survey data, as deemed relevant, to assess the market competitiveness of the current base salary of each named executive officer. While the Chief Executive Officer believed that the named executive officers were performing well, the overall company results did not meet his expectations. Moreover, after a review of the base salaries of the named executive officers relative to proxy peer group and market survey data, the Chief Executive Officer determined that the base salary of each named executive officer was above the 50th percentile at each position, and the current level of base pay for each was competitive. As a result, the Chief Executive Officer recommended no annual merit increases or adjustments to the base salaries of the named executive officers for fiscal 2008. In light of this recommendation and the expected continued weakness of the overall retail industry, the Compensation Committee made no changes to the executives' base salaries in fiscal 2008. For the same reasons, the Compensation Committee made no changes to the base salaries of the named executive officers for fiscal 2009 at its Committee meeting held on March 18, 2009 and currently does not intend to make any changes for fiscal 2009.

Were annual incentive bonuses awarded to named executive officers for fiscal 2008?

No. Annual incentive bonuses were not awarded to our named executive officers for fiscal 2008 under or outside of the 2001 Incentive Bonus Plan. This is discussed in further detail below.

How are the parameters for annual incentive bonuses determined?

Annual incentives are set based on a variety of factors tailored to assist the company in driving performance as well as retention.

The company promotes strong performance by rewarding executive officers, including the named executive officers, for achieving specific performance objectives with an annual cash bonus paid through the company's 2001 Incentive Bonus Plan (the "Bonus Plan") or, in some cases, through discretionary bonuses granted outside of the Bonus Plan. The company pays bonuses under the Bonus Plan only when the company meets or exceeds a specific objective established by the Compensation Committee.

The shareholder-approved Bonus Plan is intended to qualify annual incentives as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct certain executive compensation in excess of $1,000,000 per executive per year. In accordance with Internal Revenue Code rules, the Bonus Plan payout criteria are specified by the Compensation Committee in the first quarter of each fiscal year. For fiscal 2008, the Bonus Plan limited the maximum payout to each executive to three times the executive's base salary as of February 4, 2008, the first day of fiscal 2008. The Compensation Committee has historically set target incentive levels ("target bonuses") for each executive well below this level.

Under the Bonus Plan, the Compensation Committee generally sets a primary, critical performance goal. If this goal is not met, no bonuses are payable under the Bonus Plan. If this performance goal is met, maximum bonuses become available under the Bonus Plan for each named executive officer and, to the extent paid, are fully deductible to the company. For fiscal 2008, the Compensation Committee established the primary performance goal for the Bonus Plan as annual earnings of $1.25 per share. Although maximum bonuses would be available if this goal was met, the Compensation Committee did not expect to pay maximum bonuses or even target bonuses if only this goal was met. The Compensation Committee is permitted, and fully expected, to apply negative discretion in determining the actual amount, if any, to be paid to any named executive officer.

Why did the Compensation Committee choose earnings per share as the primary performance goal under the Bonus Plan?

The Compensation Committee chose earnings per share as the primary performance goal for fiscal 2008 because it believes that earnings per share is the most significant measure of performance and most closely aligned to long-term shareholder value. The achievability of the goal was deemed substantially uncertain for purposes of Internal Revenue Code Section 162(m) because it was based on profitability. When the primary earnings per share objective for fiscal 2008 was first established, it was thought to be reasonably attainable based upon the company's historic and expected levels of profitability. However, the company was not able to predict the depth of the weakening macro-economic environment we are now experiencing and its impact on the retail industry. As a result, the earnings per share goal for fiscal 2008 was not achieved.

How does the Compensation Committee apply negative discretion?

To assist in guiding its use of negative discretion, the Compensation Committee establishes secondary performance goals which, if achieved at target levels, are expected to result in payment of target bonuses. For fiscal 2008, these secondary goals included an additional, higher earnings per share goal. The Compensation Committee expected to pay bonuses at target levels only if the secondary, higher earnings per share goal was fully met. The Compensation Committee may deviate from the guidelines, but may never increase bonuses under the Bonus Plan above the maximum payout amounts that become available as a result of the achievement of the primary performance goal.

For a fiscal year during which the primary performance goal is achieved, the Compensation Committee then decides how (or if) to apply its negative discretion to reduce bonuses from the maximum available under the Bonus Plan. In doing so, the Compensation Committee evaluates performance against the additional secondary goals, company performance against the business plan approved by the Board in the first fiscal quarter and individual performance.

Individual performance is assessed by the Chief Executive Officer and takes into account achievement of individual goals and objectives. Achievement of objectives that increase shareholder return or that are determined by the Chief Executive Officer to significantly impact future shareholder return are significant factors in the Chief Executive Officer's subjective performance assessment. The Compensation Committee believes that achieving individual goals and objectives is important to the overall success of the company and will adjust bonuses paid to reflect performance in these areas. For example, if the company or the executive officer fails to fully meet some or all of the company or individual objectives, the award may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may be subject to lesser or no reduction.

In determining final bonus amounts, if any, the Compensation Committee verifies the company's actual earnings for each performance period, reviews management's recommendation for the resulting aggregate bonus awards and approves an aggregate award amount. The Compensation Committee also reviews and approves the individual bonuses payable, if any, to each of the company's executive officers. The Chief Executive Officer approves the bonuses for all other eligible employees below the executive officer level. The Compensation Committee decides the bonus amount, if any, for the Chief Executive Officer in an executive session.

Is the primary performance goal for fiscal 2009 also related to earnings?

Yes, the primary performance goal for fiscal 2009 under the Bonus Plan also relates to an earnings goal. Even in difficult and challenging economic times, the Compensation Committee believes that earnings remain a key indicator of overall performance. The Compensation Committee also set supplemental performance goals to guide its use of negative discretion.

What were the target bonus amounts for fiscal 2008 and fiscal 2009?

At its March 11, 2008 meeting, the Compensation Committee established the incentive targets under the Bonus Plan for each named executive officer for fiscal 2008. The target bonuses were set after a review of the respective responsibilities of the named executive officers, the bonus targets set by our comparable companies, the current combinations of pay elements for each named executive officer and whether such combinations were appropriate to provide incentives for achievement of desired results for the company. In light of the expected continued weakness of the retail industry, the Compensation Committee did not raise target bonuses as a percentage of base salaries for the named executive officers over the levels that had been in effect for fiscal 2007. The base salary, together with the target bonus (together, "total cash compensation"), for the named executive officers, was relatively close to the 50th percentile of target total cash compensation for similarly situated executive officers at comparable companies.

In March 2009, a similar process was undertaken by the Compensation Committee to establish fiscal 2009 target bonuses for all of the named executive officers, including the Chief Executive Officer. After a review of the respective responsibilities of the named executive officers, the current combinations of pay elements for each named executive officer and whether such combinations were appropriate to create incentives to achieve desired results for the company, the Compensation Committee determined that target bonuses as a percentage of base salary would remain the same for the named executive officers, including our Chief Executive Officer, in fiscal 2009 as in fiscal 2008.

The target bonuses under the Bonus Plan for fiscal 2008 and fiscal 2009 are listed below for each named executive officer:

Named Executive Officer	**Fiscal 2008 Target Bonus (as a Percentage of Base Salary)**	**Fiscal 2009 Target Bonus (as a Percentage of Base Salary)**	**Actual Fiscal 2008 Bonus (as a Percentage of Base Salary)**
W. Howard Lester	100%	100%	0%
Sharon L. McCollam	50%	50%	0%
Laura J. Alber	50%	50%	0%
Patrick J. Connolly	50%	50%	0%
David M. DeMattei	50%	50%	0%

Why were no annual incentives awarded for fiscal 2008?

As noted above, no bonuses were awarded to our named executive officers for fiscal 2008 under or outside of the Bonus Plan.

Under the shareholder-approved Bonus Plan, no amount was payable for fiscal 2008 unless the primary performance goal was achieved. During fiscal 2008, the company was negatively impacted throughout the year by the weakening general macro-economic environment and its impact on the retail industry. We have been operating in one of the most challenging macro-economic environments in many years. The retail sector has declined significantly, beyond our expectations at the time the earnings per share goal was set. As a result of this and other factors, the fiscal 2008 primary performance goal of annual earnings of $1.25 per share was not achieved. Under the terms of the Bonus Plan, no bonuses were payable under the Bonus Plan for fiscal 2008.

The Compensation Committee has discretion to award bonuses outside of the Bonus Plan if it believes doing so is appropriate or meets the company's compensation goals. Despite strong performance in very challenging conditions, the Compensation Committee determined not to award any discretionary bonuses to our named executive officers for fiscal 2008.

In making its decision, the Compensation Committee evaluated company performance and the individual performance of the named executive officers. The Chief Executive Officer made recommendations to the Compensation Committee based on his subjective assessment of each executive's performance relative to their roles and areas of responsibility. The Compensation Committee discussed the Chief Executive Officer's recommendations at the meeting and concurred that business conditions in general and the company's financial results for the year dictated against awarding discretionary bonuses at this time.

How is long-term incentive compensation determined in general?

The third primary component of the company's executive compensation program consists of long-term equity compensation awards. The Compensation Committee continues to believe that equity compensation awards are important for motivating executive officers and other employees to increase shareholder value over the long term.

The equity awards granted to named executive officers are designed to be competitive with those offered by comparable companies for each named executive officer's job level, e.g., between the 50th and 75th percentile of our comparable companies, to reflect the Chief Executive Officer and Compensation Committee's assessment of such executive's on-going contributions to the company, to create an incentive for such executives to remain with the company, and to provide a long-term incentive to help the company achieve its financial and strategic objectives.

In fiscal 2008, the Compensation Committee granted restricted stock units ("RSUs") and stock-settled stock appreciation rights ("SSARs") to all of the named executive officers as shown in the "Grants of Plan-Based Awards" table on page 21 and the tables below. The Compensation Committee believes RSUs are very useful retention tools and also result in less dilution than options and SSARs. At the same time, the Compensation Committee believes that SSARs can provide valuable incentives to increase our share price.

In determining the type and number of equity awards granted to an individual executive, the Compensation Committee considered such factors as:

- The individual's performance and contribution to the profitability of the company;
- The type and number of awards previously granted to an individual;
- An individual's outstanding awards;
- The vesting schedule of the individual's outstanding awards;

- The relative value of awards offered by comparable companies to executives in comparable positions to fairly benchmark awards of different sizes and equity instruments; and
- Additional factors, including succession planning and retention of the company's high potential executives.

The Compensation Committee believes that each of these factors influences the type and number of shares appropriate for each individual and that no one factor is determinative.

In determining the RSU and SSAR grants for named executive officers in fiscal 2008, the Compensation Committee took into account the Chief Executive Officer's recommendations. The Chief Executive Officer made grant recommendations based on his review of the compensation levels of named executive officers in similar positions in our proxy peer group, at levels to ensure that the long-term incentive amounts, when coupled with base salaries and target annual incentives, resulted in total target direct compensation for each named executive officer between the 50th and 75th percentiles of our proxy peer group. The Compensation Committee discussed the Chief Executive Officer's recommendations and approved the grants as recommended. The Compensation Committee determined the Chief Executive Officer's grant amount in an executive session following the meeting.

How were fiscal 2008 RSU awards determined?

In April 2008, the Compensation Committee approved grants of restricted stock units to our fiscal 2008 named executive officers to be made on May 2, 2008. The grants were to be made in the following amounts (the number of restricted stock units granted is equal to the amounts indicated below divided by the closing price of our common stock on the trading day prior to the grant date, which was $26.85 per share):

Named Executive Officer	$ Value	# of RSUs
W. Howard Lester	$945,000	35,195
Sharon L. McCollam	$472,000	17,579
Laura J. Alber	$472,000	17,579
Patrick J. Connolly	$378,000	14,078
David M. DeMattei	$472,000	17,579

The Compensation Committee decided to designate a dollar amount for each RSU grant (rather than designating a number of restricted stock units to be granted) to ensure that the value of the compensation to be delivered was not impacted by fluctuations in the company's stock price prior to the grant date. The restricted stock units will vest on the fourth anniversary following the effective date of grant, which is May 2, 2012, subject to the executive's continued employment with the company. When originally granted, the restricted stock units also contained an additional vesting criterion which required achievement of $1.25 earnings per share for fiscal 2008. This performance-based vesting requirement was designed to focus these named executive officers on building annual and long-term growth. As described below, the Compensation Committee realized during fiscal 2008 that this performance goal was not achievable under present macro-economic conditions and therefore would not serve as a sufficient retention tool or serve to adequately encourage performance. The Compensation Committee therefore removed this performance-based vesting requirement on October 28, 2008. The vesting requirements relating to continued employment remain.

Prior to vesting, the named executive officers do not have the right to vote or receive dividends on these restricted stock units. However, dividend equivalents on the shares underlying the grants will be accrued for the benefit of each participant and paid upon the vesting date, if the underlying shares vest. The Compensation Committee believes that dividend equivalents on the shares underlying the grants should be connected to the participant's ongoing employment relationship with the company. The restricted stock units and any related dividend equivalents are subject to forfeiture if the executive's employment terminates prior to the end of the vesting period for any reason other than death or disability. If the executive dies or is disabled, a pro-rata share of the award would vest as the executive would have performed some, but not all, of the services required under the award terms.

What SSARs grants were made in fiscal 2008?

On November 7, 2008, the Compensation Committee made special stock-settled stock appreciation right awards to the named executive officers as described above. The exercise price of these awards is $8.56 per share, the closing price of our stock on November 6, 2008 and the number of shares underlying the awards is shown below.

Named Executive Officer	SSARs
W. Howard Lester	425,000
Sharon L. McCollam	275,000
Laura J. Alber	230,000
Patrick J. Connolly	160,000
David M. DeMattei	300,000

Why did the Compensation Committee make a special grant of stock-settled stock appreciation rights to the named executive officers?

The Compensation Committee believes that it is extremely important that its compensation program provide adequate incentives to increase shareholder value. After careful analysis, the Compensation Committee felt that granting additional equity awards in the form of SSARs, under which value is recognized only if the value of the underlying stock increases, would provide an appropriate incentive and also would provide additional retention value.

The Compensation Committee believes that it is critical for the executive compensation program to provide a constant incentive to increase shareholder value and retain executive talent. At the November 2008 meeting, the Compensation Committee reviewed an analysis of each named executive officer's outstanding equity awards and the value realized by each executive from recent equity awards. The analysis showed that little to no value had been realized from the equity awards granted during the prior five years, which aligned with the intended pay-for-performance nature of the program. However, it also demonstrated that a significant portion of each executive's outstanding awards had limited to no retention value going forward and no longer provided the intended incentive. As a result, the Compensation Committee determined that granting additional equity awards in the form of SSARs, under which value is recognized only if the value of the underlying stock increases, would restore an appropriate incentive focused on shareholder value creation and also would provide additional retention value. The size of the awards was determined based on the importance of each executive's role in driving future performance and a subjective determination of the ongoing incentive and retention value of each executive's outstanding grants.

The SSARs provide added retention value through the vesting schedule applicable to the awards. For each named executive officer other than Mr. Lester, the SSARs are scheduled to vest at a rate of 25% each year, subject to the officer's continued employment with the company. Mr. Lester's SSAR grant follows the same vesting schedule, except that it is subject to his continued service either as an employee or as a non-employee member of our Board.

The Compensation Committee believes that if Mr. Lester ceased to be an employee of the company but continued on as a member of the Board, his contributions in that position would continue to be critical to the company and he would continue to be a key driver of the long-term success of the company. For this reason, the Compensation Committee wanted to encourage Mr. Lester's continuation in this capacity and also reward him for increases in stockholder value generated during that time.

When are equity awards made to executive officers?

Equity awards to executive officers are only approved at scheduled Compensation Committee meetings. Executives do not have any role in selecting the grant date of equity awards. The grant date of equity awards is generally the date of the approval of the award, and the exercise price of stock options or SSARs is always the closing price of the company's common stock on the trading day prior to the grant date. In general, equity awards to named executive officers are made during the Compensation Committee's March meeting in which the Compensation Committee reviews company performance over the past fiscal year and determines base salaries and bonuses for named executive officers. The Compensation Committee also makes equity awards at other times during the year in connection with promotions, assumptions of additional responsibilities and other considerations, such as special retention or incentive concerns. For instance, the special SSAR awards mentioned above were made by the Compensation Committee at its November 2008 meeting. The Compensation Committee does not time equity grants to take advantage of anticipated or actual changes in the price of our common stock prior to or following the release of material information regarding the company. The Compensation Committee does not currently intend to make equity grants in fiscal 2009 to its named executive officers.

Were any material changes made during fiscal 2008 to the equity awards held by named executive officers?

Yes, the Compensation Committee determined that amendments to certain restricted stock unit awards granted to named executive officers in January 2006 and May 2008 were necessary and appropriate to strengthen the retention benefits of such awards to the company.

What were the material changes made to the RSUs awarded in 2006?

The RSUs awarded to certain of the named executive officers in 2006 (the "2006 RSUs") were amended in fiscal 2008 to remove vesting criteria related to the achievement of an annual compounded growth rate in earnings per share, while leaving in place the vesting requirements relating to continued employment. As described in this section, the awards as originally granted were no longer providing the retention value intended. The amendment reinvigorated the retention value of the 2006 RSUs.

The 2006 RSUs were granted on January 6, 2006 to three of the named executive officers, Laura Alber, David DeMattei and Sharon McCollam. Each of these officers received a retention grant in the form of 150,000 performance-based restricted stock unit awards. The primary objectives of the awards were to align each executive's long-term interests with shareholders and ensure the retention of his or her services over a multi-year period.

To further the Compensation Committee's focus on performance-based compensation, the 2006 RSUs were conditioned on the achievement of a target of 5% compounded annual growth in earnings per share through the end of fiscal 2009 and fiscal 2010. Based on then-current economic conditions and expectations, the Compensation Committee thought that this goal was reasonable, appropriate and achievable. If the criterion was achieved, the 2006 RSUs were scheduled to vest as follows: 50% at the end of four years (or January 31, 2010) and 50% at the end of five years (or January 30, 2011), subject to the officer's continued employment with the company.

In October 2008, in light of the weakening macro-economic environment affecting the retail sector, a determination was made that the established performance-based vesting criterion could not be achieved given the continued deterioration of industry conditions. As a result, the company was required to reverse the financial accounting expense it had recognized on the 2006 RSUs to date.

At its October 28, 2008 meeting, the Compensation Committee determined that it was critical to retain these strong executives to lead the company through a difficult period in its history. As a result, the Compensation Committee determined that it would be in the best interest of the company and its shareholders to eliminate the performance-based vesting criteria from the retention grants and restore the retentive power of these awards.

For these reasons, the Compensation Committee removed the performance-based vesting criteria from the awards, and the awards are now conditioned solely upon continued service through the vesting period. In making this decision, the Compensation Committee reviewed the impact to the company's financial statements. The Compensation Committee also considered that removing the performance-based vesting criteria means that the awards are not "performance-based compensation" for purposes of Internal Revenue Code Section 162(m) and therefore may not be fully deductible to the company when each award vests.

What were the material changes made to the RSUs awarded in 2008?

The Compensation Committee conditioned the restricted stock unit awards made on May 2, 2008 upon the achievement of $1.25 in earnings per share for fiscal 2008. In October 2008, a determination was made that the established performance-based vesting criterion could not be achieved given the continued deterioration of industry conditions. As a result, the company was required to reverse the financial accounting expense it had recognized on these RSUs to date.

As discussed above, at its October 28, 2008 meeting, the Compensation Committee determined that it was critical to retain the services of these strong executives to lead the company through a difficult period in its history. As a result, the Compensation Committee determined that it would be in the best interest of the company and its shareholders to eliminate the performance-based vesting criteria from the retention grants and restore the retentive power of these awards.

Does the company have a stock ownership policy for its executive officers?

We do not currently have a stock ownership policy for our executive officers. However, all of our named executive officers own shares of the company's common stock or vested, but unexercised, equity awards.

Does the company have a policy regarding recovery of past awards or payments in the event of a financial restatement?

Although we do not currently have a formal policy regarding recovery of past awards or payments in the event of a financial restatement, we support the review of performance-based compensation following a restatement that impacts the achievement of performance targets relating to that compensation, followed by appropriate action. These actions may include recoupment of cash or other incentives, as well as employment actions including termination.

How is the Chief Executive Officer compensated?

W. Howard Lester became Chief Executive Officer as of July 14, 2006. Mr. Lester's fiscal 2008 compensation package was based on:

- A review of the compensation paid to chief executive officers of comparable companies (based on the process described above);
- Company performance; and
- Our general compensation philosophy as described above.

The Compensation Committee reviewed Mr. Lester's fiscal 2008 base salary at its meeting in March 2008. Although the Compensation Committee is satisfied with Mr. Lester's performance, the company's overall results have not met expectations. After a discussion and a review of Mr. Lester's total compensation and that of other Chief Executive Officers in our proxy peer group, the Compensation Committee determined that Mr. Lester's base salary was approximately at the median base salary level for the proxy peer group and made no adjustment to Mr. Lester's base salary for fiscal 2008.

At the April 2008 Compensation Committee meeting, the Compensation Committee reviewed Mr. Lester's long-term incentive compensation and granted Mr. Lester and the other named executive officers the restricted stock units described above. The long-term incentive component of Mr. Lester's compensation is below the median for Chief Executive Officers in the comparable companies. The Compensation Committee believed that a grant below the median levels was sufficient to meet the company's compensation goals.

On November 7, 2008, the Compensation Committee granted special SSARs to all the named executive officers as described on page 37. The Compensation Committee determined that retaining the services of Mr. Lester was a priority for the company and therefore granted Mr. Lester SSARs covering 425,000 shares at the time additional SSARs were granted to the other named executive officers.

The Compensation Committee does not intend to make further equity grants to Mr. Lester in fiscal 2009.

At its March 18, 2009 meeting, the Compensation Committee discussed bonuses for fiscal 2008. No bonuses were payable to any of the named executive officers, including Mr. Lester under the Bonus Plan, but the Compensation Committee analyzed whether a discretionary bonus was appropriate. During that meeting, the Compensation Committee met in executive session to discuss Mr. Lester's performance for fiscal 2008. Mr. Lester's performance was assessed against objectives delivered to the Board of Directors at the beginning of fiscal 2008. The objectives against which Mr. Lester's performance was judged included: his successful management of the company and its financial performance, particularly under difficult economic conditions; improvements to the supply chain operations of the company; the further development of a succession plan; the revitalization of the Pottery Barn brand; the success of cost reduction initiatives; the development of the company's international strategies; and improvements to the company's e-commerce capabilities. Using the same analysis of business conditions and review process of company and individual performance that it applied to the other named executives, the Compensation Committee determined that, although Mr. Lester's performance was strong in an extremely challenging economic period, he would not receive a discretionary bonus for fiscal 2008.

Mr. Lester also makes personal use of our company aircraft as described in the "Other Annual Compensation from Summary Compensation Table" on page 20. Mr. Lester received no other additional material compensation or benefits not provided to all executives during fiscal 2008.

Are there any other benefits considerations?

The company believes that benefits should provide our employees with protection and security through health and welfare, retirement, disability insurance and life insurance programs. The named executive officers do not, in general, receive benefits in excess of those provided to other employees. However, the Compensation Committee may recommend additional benefits for certain individuals from time to time if the Compensation Committee determines that the category and amount of such benefits are reasonable and necessary to provide additional incentives to attract or retain key executives.

Do the executive officers have change of control arrangements?

The named executive officers who received restricted stock unit grants on January 6, 2006, Ms. Alber, Ms. McCollam, and Mr. DeMattei, will receive accelerated vesting of such awards in the event of a change of control pursuant to the terms of the grant. The Compensation Committee believes these arrangements are necessary to ensure that our named executive officers are focused on the company's goals and objectives, as well as the best interests of shareholders, rather than potential personal economic exposure under these particular circumstances. Additionally, the Compensation Committee believes that these agreements will provide a smooth transition should the company undergo such an event. Otherwise, the executive officers do not have arrangements that provide them with specific benefits upon or following a change of control.

In addition, none of the executive officers is guaranteed any type of golden parachute excise tax gross-up. Our equity compensation plans do not otherwise provide for automatic vesting acceleration upon or following a change of control. We have considered the total potential cost of the change of control protection afforded to our executive officers and have determined that it is reasonable and not excessive given the importance of the objectives described above.

Do our executive officers have severance protection?

As noted in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" beginning on page 25, if either Laura J. Alber, President, or Sharon L. McCollam, Executive Vice President, Chief Operating and Chief Financial Officer, is terminated without cause or voluntarily terminates her employment for good reason, she will be entitled to certain severance benefits. The Compensation Committee believes these arrangements are necessary to ensure that these two senior executives are focused on the company's goals and objectives, as well as the best interests of shareholders, rather than potential personal economic exposure under these particular circumstances.

On November 7, 2008, the Compensation Committee approved the amendment to Ms. Alber's employment agreement. The agreement was amended to comply with Internal Revenue Code Section 409A, which changed the law affecting certain severance and other compensation arrangements. In order to avoid tax penalties associated with violations of the new rules, the employment agreement was required to be amended by December 31, 2008. The changes incorporated by the amendment were intended to bring the existing agreements into compliance with Section 409A without changing the current substantive terms of the agreement. The amendment became effective on November 11, 2008.

An amendment to Ms. McCollam's employment agreement also was approved on November 7, 2008. There were two reasons for the amendment to Ms. McCollam's agreement. The first reason was for her agreement to be brought into compliance with the Section 409A requirements as described for Ms. Alber's agreement above. The second reason was to allow bonuses paid to Ms. McCollam under the Bonus Plan to continue to qualify for a full deduction for the company under Internal Revenue Code Section 162(m). Ms. McCollam's original agreement provided for payment of her target bonus for the fiscal year in which she was terminated. The amendment to Ms. McCollam's agreement eliminated the payment of her fiscal year target bonus and instead provides her with a payment based on a fixed percentage of her base salary. This adjustment avoids the disallowance of the company's deduction for bonus payments intended to be qualifying performance-based compensation under Section 162(m). The change was intended to provide Ms. McCollam with approximately the same potential severance benefits as provided under her original employment agreement.

In addition, the restricted stock units that were granted to the company's named executive officers in January 2006 vest in full upon a termination due to the death, permanent disability or retirement of such named executive officers after attaining age 55 and working with the company or the company's subsidiaries for at least 10 years. The Compensation Committee believes these conditions to be prevalent in the retention award agreements of similarly situated executives.

Otherwise, the named executive officers do not have arrangements that provide them with specific benefits upon their termination. The Compensation Committee has considered the total potential cost of the severance benefits to the executive officers and determined them to be reasonable and not excessive.

Do we provide perquisites to the executive officers?

The company provides executive officers with perquisites and other personal benefits that the company and the Compensation Committee believe are reasonable and enable the company to attract and retain superior employees for key positions. The company provides certain perquisites to its named executive officers, including premiums for term life insurance in excess of $50,000, a matching contribution for investments in our 401(k) plan, a $500 monthly car allowance and an annual executive medical supplement of up to $2,500. The company has eliminated the executive medical supplement effective January 1, 2009. Some of these perquisites are also provided to other employees. In addition, Mr. Lester occasionally makes personal use of the company aircraft. The value of all of these benefits to each of the named executive officers is detailed in the "Other Annual Compensation from Summary Compensation Table" on page 20. The Compensation Committee believes these perquisites to be customary for comparable professionals in our industry with comparable management and retail industry experience.

The named executive officers who contribute to our 401(k) plan receive matching contributions from the company up to a maximum of $5,750 (in fiscal 2008), as do all participating employees earning over $230,000. The named executive officers may also defer salary and short term incentive amounts into a nonqualified deferred compensation plan. There is no company contribution to the nonqualified deferred compensation plan; the executives are offered only the opportunity to delay tax inclusion from one year to another. The Compensation Committee believes this benefit is prevalent among similarly sized companies.

There were no material changes in fiscal 2008 to the perquisites provided to the named executive officers that had been provided in fiscal 2007.

How does the Compensation Committee address Internal Revenue Code Section 162(m)?

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted under it by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1,000,000 in a year. The regulations exclude from this limit various forms of performance-based compensation, SSARs and stock options, provided certain requirements, such as shareholder approval, are satisfied. The company believes that awards granted under the company's equity incentive plans qualify as performance-based compensation and can therefore be excluded from the $1,000,000 limit, with the exception of the RSUs that were modified. The company believes that bonuses awarded to date under the Bonus Plan also qualify as performance-based compensation and are excluded from calculating the limit. While the Compensation Committee cannot predict how the deductibility limit may impact its compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that strongly links pay to performance.

COMMITTEE REPORTS

The following reports by our Compensation Committee, Nominations and Corporate Governance Committee and Audit and Finance Committee covering fiscal 2008 shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The reports shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate them by reference into such filing.

Compensation Committee Report

Who serves on the Compensation Committee?

The Compensation Committee consisted of Adrian D.P. Bellamy, Richard T. Robertson, Anthony A. Greener and Ted W. Hall during fiscal 2008. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board for fiscal 2008 determined that each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for fiscal 2008.

Who prepared this report?

Members of the Compensation Committee, Adrian D.P. Bellamy, Richard T. Robertson, Anthony A. Greener and Ted W. Hall, prepared this report.

Nominations and Corporate Governance Committee Report

Who serves on the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee consisted of Michael R. Lynch, Adrian D.P. Bellamy, Anthony A. Greener and David B. Zenoff during fiscal 2008. Mr. Lynch serves as Chairman of the Nominations and Corporate Governance Committee. The Board has determined that each current member of the Nominations and Corporate Governance Committee is independent under the NYSE rules, as currently in effect. Each current member of the Nominations and Corporate Governance Committee is a non-employee director.

What is the role of the Nominations and Corporate Governance Committee?

Our role is detailed in the Nominations and Corporate Governance Committee Charter, which was amended and restated by the Board on March 15, 2006. The Nominations and Corporate Governance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit B. The Nominations and Corporate Governance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Periodically review and recommend to the Board suitable revisions to the corporate governance guidelines applicable to the company and the categorical standards of independence applicable to the company's outside directors;
- Annually consider and review with the Board criteria for selecting new director candidates, identify individuals qualified to become Board members and periodically assist in screening and evaluating director candidates;
- Consider director nominations from shareholders; and
- Annually evaluate the performance of the company's Chief Executive Officer and oversee the evaluation of the performance of the company's management and the Board.

Does the Nominations and Corporate Governance Committee have a policy with regard to the consideration of director candidates recommended by shareholders?

We adopted a Shareholder Recommendations Policy on March 16, 2004. It is our policy to consider recommendations for candidates to the Board from shareholders holding no fewer than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

What are the procedures to be followed by shareholders in submitting recommendations of director candidates to the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee will consider suggestions from shareholders regarding possible director candidates for election at next year's Annual Meeting. A shareholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending shareholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A shareholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934 and the company's Restated Bylaws, each of which are described in the "Shareholder Proposals" section of this Proxy Statement.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations and Corporate Governance Committee. The Board did not receive any notice of a director nominee recommendation from any shareholder in connection with this Proxy Statement.

What is the criteria and process of the Nominations and Corporate Governance Committee for identifying and evaluating nominees for the Board?

Our criteria and process for evaluating and identifying the candidates that we select, or recommend to the Board for selection, as director nominees are as follows:

- We regularly review the current composition and size of the Board;
- We evaluate the performance of the Board as a whole and evaluate the performance and qualifications of individual members of the Board eligible for re-election at the Annual Meeting;
- We review the qualifications of any candidates who have been properly recommended by the shareholders, as well as those candidates who have been identified by management, individual members of the Board or, if we deem appropriate, a search firm. Such review may, in our discretion, include a review solely of information provided to us or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that we deem proper;
- In evaluating the qualifications of candidates for the Board, we consider many factors, including issues of character, judgment, independence, diversity, financial expertise, industry experience, range of experience, other commitments and the like. We evaluate such factors, among others, and do not assign any particular weight or priority to any of these factors. We consider each individual candidate in the context of the current perceived needs of the Board as a whole. While we have not established specific minimum qualifications for director candidates, we believe that candidates and nominees must reflect a Board that is comprised of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit and Finance Committee members;
- In evaluating and identifying candidates, we have the sole authority to retain and terminate any third party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;
- After such review and consideration, we select, or recommend that the Board select, the slate of director nominees; and
- We endeavor to notify, or cause to be notified, all director candidates of the decision as to whether to nominate such individual for election to the Board.

There are no differences in the manner in which the Nominations and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder, management or a search firm.

How did we perform our responsibilities in fiscal 2008?

The Nominations and Corporate Governance Committee held a total of five meetings during fiscal 2008, and we took the following actions, among other things:

- Evaluated potential candidates to serve as new independent members of the Board;
- Evaluated the composition of and recommended assignments for the committees of the Board;
- Considered and recommended to the Board the submission to shareholders of the director nominees described in this Proxy Statement;

- Reviewed and evaluated the performance of the company's Chief Executive Officer; and
- Evaluated the effectiveness of Board meeting agendas and suggested topics to be covered at future meetings.

Who prepared this report?

Members of the Nominations and Corporate Governance Committee, Michael R. Lynch, Adrian D.P. Bellamy, Anthony A. Greener and David B. Zenoff, prepared this report.

Audit and Finance Committee Report

Who serves on the Audit and Finance Committee?

The Audit and Finance Committee consisted of Adrian T. Dillon, Ted W. Hall, Michael R. Lynch and Richard T. Robertson during fiscal 2008. Mr. Dillon qualifies as a "financial expert" under the SEC rules and served as Chairman of the Audit and Finance Committee during fiscal 2008. The Board has determined that each member of the Audit and Finance Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.

What is the role of the Audit and Finance Committee?

Our role is detailed in the Audit and Finance Committee Charter, which was amended and restated by the Board on March 20, 2009. The Audit and Finance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit C. The Audit and Finance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Oversee the integrity of the company's financial statements; the qualifications, independence, performance and retention of the company's independent registered public accounting firm; the performance of the company's internal audit function; and compliance by the company with legal and regulatory requirements;
- Prepare the report that the SEC rules require to be included in the company's annual proxy statement; and
- Oversee the financial impact of selected strategic initiatives of the company and review selected financing, dividend and stock repurchase policies and plans.

How do we meet our responsibilities?

We perform the following functions:

- Monitor the integrity of the company's financial reports, earnings, sales and guidance press releases, and other company financial information;
- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm, and assess its qualifications and independence;
- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;
- Monitor the company's compliance with legal and regulatory requirements;
- Monitor the company's system of internal controls and internal control over financial reporting;
- Retain independent legal, accounting or other advisors when necessary and appropriate; and
- Review the financial impact on the company of selected strategic initiatives and selected financing plans, and develop and recommend policies related to dividend and stock repurchase programs.

How did we perform our responsibilities in fiscal 2008?

The Audit and Finance Committee held a total of ten meetings during fiscal 2008, and we took the following actions, among other things:

- Reviewed and discussed the company's audited financial statements for fiscal 2008 with management and Deloitte;
- Reviewed and discussed the company's periodic filings on Forms 10-K and 10-Q with management;
- Reviewed and discussed all company earnings, sales and guidance press releases with management;
- Reviewed and discussed the company's internal control over financial reporting with management and Deloitte;
- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and
- Discussed with Deloitte its independence from the company and management based on the following: (i) our confirmation that no member of Deloitte's audit team is or has been employed by the company in a financial reporting oversight role; and (ii) our review of audit and non-audit fees and the written disclosures and letter from Deloitte as required by PCAOB requirements.

What other matters did we discuss with Deloitte?

During fiscal 2008, we discussed the following other matters, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements and matters relating to Deloitte's independence;
- Deloitte's annual letter describing internal quality control procedures;
- The company's internal control over financial reporting;
- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements; and
- Matters required to be discussed pursuant to relevant PCAOB and SEC requirements, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

Did we review the fees billed by Deloitte for fiscal 2008?

Yes. We reviewed and discussed the fees billed by Deloitte for services in fiscal 2008, which are described in detail below. We determined that the provision of non-audit services was compatible with Deloitte's independence.

Did we review the company's audited financial statements for fiscal 2008?

Yes. We reviewed and discussed the company's audited financial statements for fiscal 2008 with management and Deloitte, and based on our review and these discussions, we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2008 for filing with the SEC.

Who prepared this report?

Members of the Audit and Finance Committee, Adrian T. Dillon, Ted W. Hall, Michael R. Lynch and Richard T. Robertson, prepared this report.

AUDIT AND RELATED FEES

During fiscal 2008 and 2007, Deloitte did not perform any prohibited non-audit services for us.

Audit Fees

Deloitte billed approximately $1,423,000 for fiscal 2008 and $1,410,000 for fiscal 2007 for professional services to audit our consolidated financial statements included in our Annual Report on Form 10-K and to review our condensed consolidated financial statements included in our quarterly reports on Form 10-Q. Fees for audit services billed also consisted of fees for the assessment of the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Deloitte billed approximately $42,000 for fiscal 2008 and $31,000 for fiscal 2007 for audit-related services. Audit-related services included: (i) the audit of our 401(k) plan; and (ii) the filing of our statutory report in Puerto Rico.

Tax Fees

Deloitte billed a total of approximately $133,000 for fiscal 2008 and $43,000 for fiscal 2007 for tax services. Tax services included approximately: (i) $56,000 for fiscal 2008 and $33,500 for fiscal 2007 for tax compliance services, which included consultation for the preparation of our federal, state and local tax returns; and (ii) $77,000 for fiscal 2008 and $9,500 for fiscal 2007 for tax consulting services.

All Other Fees

Deloitte billed a total of $4,000 for fiscal 2008 and zero for fiscal 2007 for all other fees. All other fees include license fees related to the use of Deloitte's on-line accounting research tool.

What is our policy regarding pre-approval of audit and non-audit services performed by Deloitte?

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by us or a designated member of our committee, whose decisions must be reported to us at our next meeting. Pre-approval must be obtained before Deloitte performs the services but cannot be obtained more than one year before performance begins. Approval can be for general classes of permitted services such as annual audit services or tax consulting services. The permitted services, the dates of the engagement and the estimated fees for such services, must be approved by the Audit and Finance Committee in accordance with these procedures before performance begins.

CORPORATE GOVERNANCE GUIDELINES AND CORPORATE CODE OF CONDUCT

Our Corporate Governance Guidelines and our Corporate Code of Conduct, which applies to all of our employees, including our Chief Executive Officer, Chief Operating and Chief Financial Officer and Controller, are available on our website at www.williams-sonomainc.com. Copies of our Corporate Governance Guidelines and our Corporate Code of Conduct are available at our website at www.williams-sonomainc.com and upon written request and without charge to any shareholder by writing to: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions under our Corporate Code of Conduct. We intend to disclose any amendment to, or waivers of, the provisions of our Corporate Code of Conduct that affect our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions by posting such information on our website at www.williams-sonomainc.com.

CERTIFICATIONS

The certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on June 26, 2008. The certifications of our Chief Executive Officer and Chief Financial Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended February 1, 2009 were submitted to the SEC on April 2, 2009 with our Annual Report on Form 10-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have in place policies in our Corporate Code of Conduct that provide that associates must not engage in any transaction when an associate may face a real or perceived conflict of interest with the Company. Our Corporate Code of Conduct is distributed to all employees on an annual basis and made available throughout the year in our internal document database. It is also available on our website and in print to any shareholder who requests it. In addition, we have in place policies and procedures with respect to related person transactions that provide that our executive officers, directors, nominees and principal shareholders, as well as their immediate family members and affiliates, are not permitted to enter into a related party transaction with us unless (i) the transaction is approved or ratified by our Audit and Finance Committee or the disinterested members of our Board or (ii) the transaction involves the service of one of our executive officers or directors or any related compensation, is reportable under Item 402 of Regulation S-K and is approved by our Compensation Committee.

For the purposes of our related party transaction policy, "related party transaction" means any transaction in which the amount involved exceeds $120,000 in any calendar year and in which any of our executive officers, directors, director nominees and principal shareholders, as well as their immediate family members and affiliates, had, has or will have a direct or indirect material interest, other than transactions available to all of our employees.

It is our policy to approve related party transactions only when it has been determined that such transaction is in, or is not inconsistent with, our best interests and those of our shareholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Memphis-based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus, and a significant shareholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of February 1, 2009, $425,000 was outstanding under the Partnership 1 industrial development bonds.

We made annual rental payments in fiscal 2008, fiscal 2007 and fiscal 2006 of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 3.0% as of February 1, 2009), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2009, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of February 1, 2009, $10,813,000 was outstanding under the Partnership 2 industrial development bonds.

We made annual rental payments of approximately $2,577,000, $2,591,000 and $2,585,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Although the current term of the lease expires in August 2009, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship to us and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of February 1, 2009, our consolidated balance sheet includes $16,372,000 in assets (primarily buildings), $11,238,000 in debt and $5,134,000 in other long-term liabilities.

Corporate Aircraft Transactions

On May 16, 2008, we completed two transactions relating to our corporate aircraft. First, we sold our Bombardier Global Express airplane for approximately $46,787,000 in cash (a net after-tax cash benefit of approximately $29,000,000) to an unrelated third party. This resulted in a gain on sale of asset of approximately $16,000,000 in the second quarter of fiscal 2008. Second, we entered into an Aircraft Lease Agreement (the "Lease Agreement") with a limited liability company (the "LLC") owned by W. Howard Lester, our Chief Executive Officer and Chairman of the Board of Directors, for use of a Bombardier Global 5000 owned by the LLC. These transactions were approved by our Board of Directors.

Under the terms of the Lease Agreement, in exchange for use of the aircraft, we will pay the LLC $375,000 for each of the thirty-six months of the lease term through May 15, 2011. We are also responsible for all use-related costs associated with the aircraft, including fixed costs such as crew salaries and benefits, insurance and hangar costs, and all direct operating costs. Closing costs associated with the Lease Agreement were divided evenly between us and the LLC, and each party paid its own attorney and advisor fees. The Lease Agreement is subject to early termination by either party, with 90 days prior written notice, if Mr. Lester retires or otherwise withdraws from active management of the company. During fiscal 2008, we paid a total of $3,185,000 to the LLC and as of February 1, 2009, $375,000, equal to one month's rent, was owed to the LLC, all of which was paid subsequent to year-end.

Indemnification Agreements

We have indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by California law, including coverage of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our stock with the SEC. Based upon (i) copies of Section 16(a) reports that we received from such persons for their fiscal year 2008 transactions and (ii) information provided to us by them, we believe that all reporting requirements under Section 16(a) were met in a timely manner by the persons who were executive officers, members of the Board of Directors or greater than 10% shareholders during such fiscal year.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of March 27, 2009, by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director nominee;
- the named executive officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each shareholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% shareholders is derived from the most recently available 13G filings. The options to purchase our stock listed below are currently exercisable or are exercisable within 60 days of March 27, 2009.

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership		Percent of Class(1)
		Shares	Options	
FMR LLC 82 Devonshire Street Boston, MA 02109	—	14,551,290(2)	—	13.8%
James A. McMahan 2237 Colby Avenue Los Angeles, CA 90064	Director Emeritus	8,373,366(3)		7.9%
Taube Hodson Stonex Partners LLP Cassini House 1st Floor 57-59 St. James's Street London, SW1A 1LD England	—	7,640,521(4)	—	7.2%
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	—	6,963,330(5)	—	6.6%
W. Howard Lester	Chairman and Chief Executive Officer	2,026,724(6)	917,500	2.8%
Patrick J. Connolly	Director and Executive Vice President, Chief Marketing Officer	923,881(7)	554,000	1.4%
Laura J. Alber	President	11,783(8)	438,600	*
Sharon L. McCollam	Executive Vice President, Chief Operating and Chief Financial Officer	6,540(9)	359,000	*
David M. DeMattei	Group President, Williams-Sonoma, Williams-Sonoma Home and West Elm	5,361(10)	242,000	*

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership Shares	Options	Percent of Class(1)
Adrian D.P. Bellamy	Director	62,612	141,750	*
Adrian T. Dillon	Director	7,600	36,750	*
Anthony A. Greener	Director	2,250	6,750	*
Ted W. Hall	Director	2,250	6,750	*
Michael R. Lynch	Director	2,300	130,750	*
Richard T. Robertson	Director	6,500(11)	123,250	*
David B. Zenoff	Director	11,000	32,250	*
All current executive officers and directors as a group (13 persons)	—	3,068,801(12)	3,077,150	5.8%

* Less than 1%.

(1) Assumes exercise of stock options currently exercisable or exercisable within 60 days of March 27, 2009 by the named individual into shares of our common stock. Based on 105,684,660 shares outstanding as of March 27, 2009.

(2) The information above and in this footnote is based on information taken from the Schedule 13G/A of FMR LLC filed with the Securities and Exchange Commission on February 17, 2009. FMR LLC has sole voting power over 58,420 shares of our common stock. In addition, FMR LLC is a parent holding company as defined under Rule 13d-1(b)(ii)(G) of the Securities and Exchange Act of 1934, as amended, and accordingly is deemed the beneficial owner with sole dispositive power over 14,551,290 shares of our common stock beneficially owned through multiple entities to which it is a direct or indirect parent. Edward C. Johnson 3rd, as chairman of FMR LLC, has sole dispositive power over 13,254,370 shares of our common stock, and members of the Johnson family, directly or through trusts, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(3) The information above and in this footnote is based on information taken from the Schedule 13G of James A. McMahan filed with the Securities and Exchange Commission on February 13, 2009.

(4) The information above and in this footnote is based on information taken from the Schedule 13G/A of Taube Hodson Stonex Partners LLP filed with the Securities and Exchange Commission on January 28, 2009. Taube Hodson Stonex Partners LLP has sole voting and dispositive power over 7,640,521 shares of our common stock.

(5) The information above and in this footnote is based on information taken from the Schedule 13G/A of Capital Research Global Investors filed with the Securities and Exchange Commission on February 13, 2009. Capital Research Global Investors has sole voting and dispositive power over 6,963,330 shares of our common stock. Capital Research Global Investors, a division of Capital Research and Management Company (CRMC), is deemed to be the beneficial owner of 6,963,330 shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(6) Mr. Lester owns $14,580 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 27, 2009. The number of shares listed in the table includes 1,362 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $10.70, the closing price of Williams-Sonoma, Inc. common stock on March 27, 2009.

(7) Mr. Connolly owns $343,010 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 27, 2009. The number of shares listed in the table includes 32,057 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $10.70, the closing price of Williams-Sonoma, Inc. common stock on March 27, 2009.

(8) Ms. Alber owns $104,680 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 27, 2009. The number of shares listed in the table includes 9,783 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $10.70, the closing price of Williams-Sonoma, Inc. common stock on March 27, 2009.

(9) Ms. McCollam owns $65,699 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 27, 2009. The number of shares listed in the table includes 6,140 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $10.70, the closing price of Williams-Sonoma, Inc. common stock on March 27, 2009.

(10) Mr. DeMattei owns $38,168 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 27, 2009. The number of shares listed in the table represents 3,567 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $10.70, the closing price of Williams-Sonoma, Inc. common stock on March 27, 2009.

(11) Includes 4,400 shares owned by Mr. Robertson's wife.

(12) The directors and officers as a group own $569,799 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 27, 2009. The number of shares listed in the table includes 53,250 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $10.70, the closing price of Williams-Sonoma, Inc. common stock on March 27, 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of February 1, 2009:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	13,890,490	$20.80	1,076,714
Equity compensation plans not approved by security holders(2)	594,400	$22.09	
Total	14,484,390	$20.86	1,076,714

(1) This reflects our 1993 Stock Option Plan and 2001 Long-Term Incentive Plan and includes 1,246,333 outstanding restricted stock units granted pursuant to the 2001 Long-Term Incentive Plan.

(2) This reflects our 2000 Nonqualified Stock Option Plan.

2000 Nonqualified Stock Option Plan

In July 2000, our Compensation Committee approved the 2000 Nonqualified Stock Option Plan, or the 2000 Plan. The 2000 Plan provides for the grant of nonqualified stock options to employees who are not officers or members of our Board, and persons who have accepted employment and actually become employees within 120 days of such acceptance. The plan administrator determines when options granted under the 2000 Plan may be exercised, except that no options may be exercised less than six months after grant, except in the case of the death or disability of the optionee. Options granted under the 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the option on the date of grant. The 2000 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under "cashless exercise" programs or, if permitted by the plan administrator, promissory notes. In the event that we dissolve, liquidate, reorganize, merge or consolidate with one or more corporations as a result of which we are not the surviving corporation, or we sell substantially all of our assets or more than 80% of our then-outstanding stock, the 2000 Plan provides that the plan administrator will provide for one or more of the following: (i) each outstanding option will fully vest and become exercisable; (ii) the successor will assume or substitute for the options; (iii) the 2000 Plan will continue; or (iv) each outstanding option will be exchanged for a payment in cash or shares equal to the excess of the fair market value of our common stock over the exercise price. No future awards will be granted from the 2000 Nonqualified Stock Option Plan or the 1993 Stock Option Plan.

SHAREHOLDER PROPOSALS

How can shareholders submit a proposal for inclusion in our Proxy Statement for the 2010 Annual Meeting?

To be included in our Proxy Statement for the 2010 Annual Meeting of Shareholders, shareholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than December 10, 2009.

How can shareholders submit proposals to be raised at the 2010 Annual Meeting that will not be included in our Proxy Statement for the 2010 Annual Meeting?

To be raised at the 2010 Annual Meeting, shareholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws, a shareholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the shareholder wishes to raise at our Annual Meeting. To be timely, the notice must be received by our Secretary not less than 45 days or more than 75 days prior to the first anniversary of the date of the mailing of proxy materials for the preceding year's Annual Meeting. Since this Proxy Statement is being mailed to you on or about April 9, 2009, shareholder proposals must be received by our Secretary at our principal executive offices between January 24, 2010 and February 23, 2010 in order to be raised at our 2010 Annual Meeting.

What if the date of the 2010 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting?

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, shareholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Restated Bylaws, if the date of the 2010 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, shareholder proposals to be brought before the 2010 Annual Meeting must be delivered not later than the close of business on the later of the 90th day prior to the 2010 Annual Meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by us.

What if the number of directors to be elected to our Board is increased?

In the event that the number of directors to be elected to our Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board at least 55 days prior to the anniversary date of this year's Annual Meeting, or March 28, 2010, a notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered no later than the close of business on the 10th day following the day on which we first make such public announcement.

Does a shareholder proposal require specific information?

With respect to a shareholder's nomination of a candidate for our Board, the shareholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and our Nominations and Corporate Governance Committee Report about both the nominee and the shareholder making the nomination. With respect to any other business that the shareholder proposes, the shareholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

What happens if we receive a shareholder proposal that is not in compliance with the time frames described above?

If we receive notice of a matter to come before the 2009 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Where should shareholder proposals be sent?

Shareholder proposals should be sent to: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

AVAILABILITY OF PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K

Pursuant to new SEC rules, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. Copies of this proxy statement and our Annual Report on Form 10-K, including the financial statements for fiscal 2008 as filed with the SEC, are available at our website at www.williams-sonomainc.com/investors/annual-reports.html and upon written request and without charge to any shareholder by writing to: Annual Report Administrator, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
April 9, 2009

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EXHIBIT A

WILLIAMS-SONOMA, INC.

COMPENSATION COMMITTEE CHARTER

(as amended and restated on March 15, 2006)

PURPOSE

The purpose of the Compensation Committee of the Board of Directors of Williams-Sonoma, Inc. (the "Company") is to: (i) assist the Board of Directors in discharging its responsibilities relating to oversight of the compensation of the Company's Chief Executive Officer, other executive officers, and directors; (ii) administer the Company's incentive compensation and other equity-based plans (the "Plans") and make grants under them; (iii) oversee the Company's compensation policies, plans, and benefits programs generally, and (iv) in the case of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "ASIP"), which is not considered one of the Plans as defined above, the Compensation Committee's sole responsibility shall be to amend the ASIP as provided below. In addition, the Compensation Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribes.

COMPOSITION

The Compensation Committee shall consist of not less than two (2) independent members of the Company's Board of Directors. The members of the Compensation Committee are appointed by the Board of Directors upon the recommendation of the Nominations and Corporate Governance Committee and serve at the discretion of the Board of Directors. The Board of Directors shall designate one member of the Compensation Committee to serve as the chairperson.

Members of the Compensation Committee must meet the following criteria:

- Each member will be an independent director, as defined by: (i) the rules of the New York Stock Exchange; and (ii) the rules of the Securities and Exchange Commission ("SEC").
- Each member will be an "Outside Director" as such term is defined with respect to Section 162(m) of the Internal Revenue Code of 1986, as amended.
- Each member will be a "non-employee" director as defined under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Determinations as to whether a particular director satisfies the requirements for membership on the Compensation Committee shall be made by the Board of Directors.

RESPONSIBILITIES

The responsibilities of the Compensation Committee shall include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and reviewing and approving the level of compensation, including base salary, bonus, equity compensation, and any other benefits to be provided to the Chief Executive Officer based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Compensation Committee shall consider such factors as the Company's performance and relative shareholder return, the value of similar incentive awards given to Chief Executive Officers of comparable companies, and the awards given to the Company's Chief Executive Officer in past years. Such review and approval shall be made without the presence of the Chief Executive Officer.

- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, compensation for executive officers other than the Chief Executive Officer.
- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, general compensation goals and guidelines for the Company's employees.
- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, the compensation policy for the non-employee directors of the Company.
- Approving and authorizing amendments to the ASIP, the Plans, and the Company's other benefit programs to the extent such amendment authority has been delegated to the Compensation Committee by the Board of Directors.
- Acting as the Administrator (as defined under each Plan) and administering, within the authority delegated by the Board of Directors, the Company's Plans. In its administration of the Plans, the Compensation Committee may: (i) grant stock options or stock purchase rights to individuals eligible for such grants (including, to the extent relevant, grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder); (ii) amend such stock options or stock purchase rights; and (iii) take all other actions permitted under the Plans. The Compensation Committee may delegate to two or more directors of the Company the authority to make grants and awards to any non-executive officer of the Company under such of the Plans as the Compensation Committee deems appropriate in accordance with the terms of such Plans. The Compensation Committee also shall review and make recommendations to the Board of Directors with respect to changes in the number of shares reserved for issuance under those Plans.
- Preparing a compensation committee report on executive compensation as required by the SEC to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.
- As appropriate, obtaining advice and assistance from independent counsel or other advisors, including, without limitation, any compensation consultant to be used by the Company or the Compensation Committee in the evaluation of Chief Executive Officer, executive officer, other officer, employee or director compensation.
- Conducting an annual evaluation of the Compensation Committee's own performance.

MEETINGS

The Compensation Committee shall meet as often as it determines, but not less frequently than two (2) times each year. The members of the Compensation Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter; provided, however, that the Chief Executive Officer may not be present during the voting on or deliberations regarding the Chief Executive Officer's compensation.

MINUTES

The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS

The Compensation Committee will report to the Board of Directors on a periodic basis and make such recommendations with respect to any of the above matters as the Compensation Committee deems necessary or appropriate.

COMPENSATION

Members of the Compensation Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board of Directors in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board of Directors.

DELEGATION OF AUTHORITY

The Compensation Committee may form and delegate authority to subcommittees when appropriate.

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EXHIBIT B

WILLIAMS-SONOMA, INC.

NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(as amended and restated on March 15, 2006)

PURPOSE

The Nominations and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") acts on behalf of and with the concurrence of the Board with respect to matters relating to the composition and membership of the Board and the Board's governance responsibilities.

COMPOSITION

The Committee shall be comprised entirely of independent members of the Company's Board. The exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. The members of the Committee shall be appointed by the Board. Committee members may be removed or replaced by the Board.

The members of the Committee shall meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The Committee's primary purpose and responsibilities are to:

- In consultation with the Chairman of the Board, periodically review and recommend to the Board suitable revisions to the Board's guidelines on corporate governance, which are updated periodically.
- Annually consider and review with the Board the appropriate skills and characteristics required of prospective Board members in light of the then-current composition of the Board.
- Identify individuals qualified to become Board members, consistent with criteria approved by the Board.
- Assist the Chairman of the Board and the Board in general with screening potential Board candidates, meet with potential Board candidates and, as appropriate, participate in the recruitment of potential Board members, consistent with the procedures prescribed by the Board's guidelines on corporate governance.
- As appropriate, use its sole authority to retain and terminate any search firm to be used to identify director candidates, including its sole authority to approve the search firm's fees and other retention terms.
- Select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders.
- Consider director nominees recommended and properly submitted by the Company's shareholders in accordance with the Committee's Shareholder Recommendations Policy.
- Annually evaluate the performance of the Company's Chief Executive Officer, annually oversee evaluation of the performance of the Board and the Company's management and provide a report with respect to this performance to the members of the Board, together with recommended performance enhancements.
- Periodically assess the Board's meeting schedule and evaluate the effectiveness of meeting agendas. Subsequently prepare recommendations to the Chairman of the Board and Chief Executive Officer regarding suggested modifications in the schedule of Board meetings and suggested topics to be covered at future meetings.
- Conduct an annual performance evaluation of the Committee.

MEETINGS

The Nominations and Corporate Governance Committee will set its own schedule and will meet periodically, but not less frequently than at least one (1) time each year. The members of the Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter.

MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS

The Committee will report to the Board on a periodic basis and make such recommendations with respect to any of the above matters as the Committee deems necessary or appropriate.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as Committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

DELEGATION OF AUTHORITY

The Committee may form and delegate authority to subcommittees when appropriate.

EXHIBIT C

WILLIAMS-SONOMA, INC.

AUDIT AND FINANCE COMMITTEE CHARTER

(as amended and restated on March 20, 2009)

PURPOSE

The Audit and Finance Committee (the "Committee") is created by the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") to:

- Oversee:
  - the integrity of the financial statements of the Company;
  - the qualifications, independence, performance and retention of the Company's independent registered public accounting firm ("independent auditor");
  - the performance of the Company's internal audit function; and
  - compliance by the Company with legal and regulatory requirements;
- Prepare the Committee report that the Securities and Exchange Commission (the "SEC") rules require to be included in the Company's annual proxy statement; and
- Review the financial impact of selected strategic initiatives of the Company, and review and recommend for Board approval selected financing, dividend and stock repurchase policies and plans.

COMPOSITION

The Committee shall be comprised of not less than three independent members of the Company's Board. Subject to the foregoing, the exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The members of the Committee shall be appointed by the Board on the recommendation of the Nominations and Corporate Governance Committee. Committee members may be replaced by the Board. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC. Each member of the Committee must be financially literate, as such qualification is interpreted by the Company's Board, or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise, as the Company's Board interprets such qualification in its business judgment.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

- The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of (including resolution of disagreements between management and the independent auditor regarding financial reporting) any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services. The independent auditor shall report directly to the Committee.
- The Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms for those services) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which services are approved by the Committee prior to the completion of the audit.

- The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
- The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.
- The Committee shall make regular reports to the Board, which reports shall include any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the internal audit function, and any other matters that the Committee deems appropriate or is requested to be included by the Board.
- The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review the Committee's own performance.

In addition to the responsibilities outlined elsewhere in this Charter, the Committee shall perform such other specific functions as the Company's Board may from time to time direct, and make such investigations and reviews of the Company and its operations as the Chief Executive Officer or the Board may from time to time request.

The Committee shall:

Financial Statement and Disclosure Matters

- Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC.
- Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the review of (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; and (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.
- Review and discuss quarterly reports from the independent auditor on:
  - All critical accounting policies and practices to be used.
  - All alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.
  - Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
- Review with management the Company's earnings press releases, including the proposed use of any "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to investors. Such review may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

- Review with management and the independent auditor the effect on the Company's financial statements of regulatory and accounting initiatives as well as off-balance sheet arrangements, contractual obligations and contingent liabilities and commitments.
- Review with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
- Review with the independent auditor the matters required to be discussed by relevant PCAOB and SEC requirements relating to the conduct of the audit, including any problems or difficulties encountered in the course of the audit work and management's response thereto, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
- Review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

- Review and evaluate the lead partner of the independent auditor team.
- Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) all relationships between the independent auditor and the Company (for purposes of assessing the auditor's independence). Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditor to the Board.
- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
- Set clear policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.
- Consider discussing with the national office of the independent auditor material issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.
- Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

- Review the appointment and replacement of the senior internal auditing executive.
- Review the significant reports to management prepared by the internal auditing department and management's responses and subsequent follow-up on the responses.
- Review with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Oversight of the Company's Information Technology Systems to Support the Company's Internal Controls

- Review with the senior information technology executive and the Company's Chief Financial Officer at least once each year the sufficiency of company systems to support effective internal controls and any recommended changes in the information technology department's priorities and projects planned for improving such systems.
- Review reports to management, if any, prepared by the Company's information technology department relating to systems' integrity and security, and subsequent follow-up on the responses.

Compliance Oversight Responsibilities

- Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act (relating to audit discoveries of illegal acts) has not applied.
- Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct and Ethics Policy. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct and Ethics Policy.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.
- Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Oversight of Strategic Initiatives

- As it deems appropriate, review the estimated financial impact on the Company of selected proposed strategic initiatives.

Dividend Policy and Share Repurchases

- As it deems appropriate, review and approve dividend policies developed by management, and recommend for approval by the Board dividend payments to be made to the Company's shareholders.
- As it deems appropriate, monitor and recommend to the Board the adoption, implementation and continuation of the Company's stock repurchase programs.

Financings and Borrowings

- As it deems appropriate, review the terms and conditions of material financing plans, including the issuance of securities or corporate borrowings, and make recommendations to the Board on such financings.

Qualified Legal Compliance Committee

- Act as the Company's Qualified Legal Compliance Committee ("QLCC") for the purposes of internal and external attorney reporting under SEC rules. The Committee also shall establish procedures for confidential receipt, retention and consideration of any attorney report to the QLCC.

Limitation of Committee's Role

- While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
- It is recognized that members of the Committee are not full-time employees of the Company, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Committee receives information and (ii) the accuracy of the financial and other information provided to the Committee, in either instance absent actual knowledge to the contrary.

MEETINGS

- The Committee shall keep regular minutes of its meetings. Meetings and actions of the Committee shall be governed by, and held and taken in accordance with, the provisions of Article III, Section 3.9 of the Company's Restated Bylaws.
- The Committee shall meet as often as it determines, but not less frequently than four times per year.
- The Committee shall meet at least annually with management, the internal auditors, and the independent auditor in separate executive sessions. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

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Directors and Executive Officers

W. Howard Lester
Chairman of the Board of Directors and Chief Executive Officer

Adrian D. P. Bellamy
Director
Chairman and Director of Reckitt Benckiser plc
Director, The Gap, Inc.

Patrick J. Connolly
Director and Executive Vice President, Chief Marketing Officer

Adrian T. Dillon
Director
Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc.

Anthony A. Greener
Director
Chairman, The Minton Trust

Ted W. Hall
Director
General Partner, Long Meadow Ranch
Managing Director, Mayacamas Associates

Michael R. Lynch
Director
Senior Managing Director, GSC Group

Richard T. Robertson
Director
Senior Advisor, Warner Bros. Television Group

Dr. David B. Zenoff
Director
President, David B. Zenoff and Associates, Inc.

Laura J. Alber
President

David M. DeMattei
Group President, Williams-Sonoma, Williams-Sonoma Home and West Elm

Seth R. Jaffe
Senior Vice President, General Counsel and Secretary

Sharon L. McCollam
Executive Vice President, Chief Operating and Chief Financial Officer

Directors Emeriti

Charles E. Williams
Founder and Director Emeritus

James A. McMahan
Director Emeritus

Corporate Information

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Stock Exchange Listing
New York Stock Exchange
Symbol: WSM

Corporate Website
www.williams-sonomainc.com

Shareholder/Investor Information
www.williams-sonomainc.com/inv

Annual Meeting
The annual meeting of shareholders of Williams-Sonoma, Inc. will be held Friday, May 22, 2009, starting at 9:00 a.m. Pacific Time at Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, CA 94109

Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Telephone: 800-468-9716
www.wellsfargo.com/shareownerservices

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Trademarks
Pottery Barn, pottery barn kids, PBteen, west elm, Williams-Sonoma and Williams-Sonoma Home are trademarks of Williams-Sonoma, Inc.